October 13, 2005

Securities and Exchange Commission
450 5 Street, N.W.
Washington  DC  50549

RE:  Midland National Life Separate Account C

Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of a Registration Statement on form N-4, registering a new class of variable annuity policies under that Act.

The Midland National Life Separate Account C ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-07772) in connection with other variable annuity products.

Certain information, along with Financial Statements and exhibits will be included in the Pre-Effective Amendment filing.

If you have any questions about this filing, please contact Fred Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.





/s/


Terri Silvius
Director
Variable Compliance Operations

                        As filed with the Securities and Exchange Commission on October 13, 2005
                                                                                              Registration Nos. 333-____

------------------------------------------------------------------------------------------------------------------------
                                                                                                           and 811-07772
                                           SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, D.C. 20549
------------------------------------------------------------------------------------------------------------------------

                                                        FORM N-4

                                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                           |X|
                                              Pre-Effective Amendment No.                                         |_|
                                             Post-Effective Amendment No. ____                                    |_|
                                                          and
                                  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY                             |_|
                                                       ACT OF 1940
                                                  Amendment No.  45                                               |X|
                                                                ----

                                        MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C
                                               (Exact Name of Registrant)

                                        MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                                  (Name of Depositor)

                                        One Midland Plaza, Sioux Falls, SD 57193
                                  (Address of Depositor's Principal Executive Offices)

                                   Depositor's Telephone Number, including Area Code:
                                                     (605) 335-5700

Name and Address of Agent for Service:                                    Copy to:

Stephen P. Horvat, Jr.                                                    Frederick R. Bellamy, Esq.
Senior Vice President, Secretary and General Counsel                      Sutherland Asbill & Brennan LLP
Midland National Life Insurance Company                                   1275 Pennsylvania Avenue, N.W.
Sammons Financial Group                                                   Washington, DC  20004-2415
525 W. Van Buren
Chicago, IL  60607

It is proposed that this filing will become effective:
    |_|      Immediately upon filing pursuant to paragraph (b) of Rule 485
    |_|      On __________ pursuant to paragraph (b) of Rule 485
    |_|      60 days after filing pursuant to paragraph (a) of Rule 485
    |_|      On                       pursuant to paragraph (a) of Rule 485
                -------------------

                                         Title of securities being registered:
                                                 Bank Variable Annuity
                                Individual Flexible Premium Variable Annuity Contracts.


Approximate Date of Proposed Public Offering:
----------------------------------------------------------

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        Bank Variable Annuity Prospectus
                               December ___, 2005
                   Flexible Premium Deferred Variable Annuity
               issued by: Midland National Life Insurance Company
              through the Midland National Life Separate Account C
        Phone: (877) 586-0240 (toll free) Fax: (866) 270-9565 (toll-free)

Please read this prospectus for details on the contract being offered to You and keep it for future reference. This prospectus sets forth the information that a prospective investor should know before investing.

The Bank Variable Annuity (the "contract") is a flexible premium deferred annuity designed to be useful to You in meeting Your long-term savings and retirement needs. The minimum initial premium for a non-qualified contract is $10,000. The minimum initial premium for a qualified contract is $2,000.

If You elect the Premium Bonus Rider II, We will add the premium bonus to each premium payment that You make in the first contract year. Electing the Premium Bonus Rider II may be beneficial to You only if You own the contract for a sufficient length of time, and the investment performance of the underlying portfolios is sufficient to compensate for the additional fee charged for the Premium Bonus Rider II. Your expenses will be higher if You elect the Premium Bonus Rider II and over time, the value of the premium bonus may be more than offset by the extra fee charged for the Premium Bonus Rider II.

A Statement of Additional Information ("SAI") about the contract and the Midland National Life Separate Account C is available free of charge by checking the appropriate box on the application form or by writing to Us at Midland National Life Insurance Company, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266 or contacting Us at the numbers above. The SAI, dated December __, 2005, has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is incorporated herein by reference. The table of contents of the SAI is included at the end of this prospectus.

You may allocate Your premiums to the Separate Account investment divisions (see Definitions) that invest in a specified mutual fund portfolio. You can choose among the 75 investment divisions shown on the following page. The mutual fund portfolios are part of the following series funds or trusts:

o         AIM Variable Insurance Funds                          o         Lord Abbett Series Fund, Inc
o         Alger American Fund                                   o         MFS(R)Variable Insurance TrustSM
o         American Century Variable Portfolios, Inc.            o         Neuberger Berman AMT Portfolios
o         Calvert Variable Series, Inc.                         o         PIMCO Variable Insurance Trust
o         Fidelity's Variable Insurance Products Fund Initial   o         Premier VIT
          Class, and Service Class 2
o         Goldman Sachs Variable Insurance Trust                o         Rydex Variable Trust
o         JPMorgan Series Trust II                              o         Van Eck Worldwide Insurance Trust
o         Janus Aspen Series


Your accumulation value in the investment divisions will increase or decrease based on investment performance. You bear this risk. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

The SEC has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
The SEC has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The contracts involve investment risk, including possible loss of principal.
The contracts are not a deposit of, or guaranteed or endorsed by, any bank or depository institution and the contracts are not federally insured by the federal deposit insurance corporation or any other agency.
--------------------------------------------------------------------------------


                     SEPARATE ACCOUNT INVESTMENT PORTFOLIOS

  -----------------------------------------------------------------------------------------------------------------------
  1.        AIM V.I. Financial Services Fund                 28.       JPMorgan Bond Portfolio (Series Trust II)
  -----------------------------------------------------------------------------------------------------------------------
  2.        AIM V.I. Global Health Care Fund                 29.       JPMorgan Small Company Portfolio  (Series
                                                                       Trust II)
  -----------------------------------------------------------------------------------------------------------------------
  3.        AIM V.I. Technology Fund                         30.       Janus Aspen Series Growth & Income Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  4.        AIM V.I. Utilities Fund                          31.       Lord Abbett Series Fund, Inc. Growth & Income
                                                                       Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  5.        Alger American Growth Portfolio                  32.       Lord Abbett Series Fund, Inc. International
                                                                       Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  6.        Alger American Leveraged AllCap Portfolio        33.       Lord Abbett Series Fund, Inc. Mid-Cap Value
                                                                       Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  7.        Alger American Mid-Cap Growth Portfolio          34.       MFS(R)VIT Emerging Growth Series
  -----------------------------------------------------------------------------------------------------------------------
  8.        Alger American Small Capitalization Portfolio    35.       MFS(R)VIT Investors Trust Series
  -----------------------------------------------------------------------------------------------------------------------
  9.        American Century VP Balanced Fund                36.       MFS(R)VIT New Discovery Series
  -----------------------------------------------------------------------------------------------------------------------
  10.       American Century VP Capital Appreciation Fund    37.       MFS(R)VIT Research Series
  -----------------------------------------------------------------------------------------------------------------------
  11.       American Century VP Income & Growth Fund         38.       Neuberger Berman AMT Fasciano Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  12.       American Century VP Inflation Protection Fund    39.       Neuberger Berman AMT MidCap Growth
                                                                       Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  13.       American Century VP International Fund           40.       Neuberger Berman AMT Regency Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  14.       American Century VP Large Company Value          41.       PIMCO VIT High Yield Portfolio
            Fund
  -----------------------------------------------------------------------------------------------------------------------
  15.       American Century VP Mid Cap Value Fund           42.       PIMCO VIT Low Duration Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  16.       American Century VP Ultra(R)Fund                 43.       PIMCO VIT Real Return Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  17.       American Century VP Value Fund                   44.       PIMCO VIT Total Return Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  18.       Calvert VS Social Equity Portfolio               45.       Premier VIT OpCap Small Cap Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  19.       Calvert VS Social Mid Cap Growth Portfolio       46.       Premier VIT OpCap Renaissance Portfolio
  -----------------------------------------------------------------------------------------------------------------------
  20.       Calvert VS Social Small Cap Growth Portfolio     47.       Rydex VT Arktos Fund
  -----------------------------------------------------------------------------------------------------------------------
  21.       Fidelity VIP Asset Manager: Growth Portfolio     48.       Rydex VT Inverse Dynamic Dow 30 Fund
  -----------------------------------------------------------------------------------------------------------------------
  22.       Fidelity VIP Asset Managersm Portfolio           49.       Rydex VT Juno Fund
  -----------------------------------------------------------------------------------------------------------------------
  23.       Fidelity VIP Balanced Portfolio                  50.       Rydex VT Long Dynamic Dow 30 Fund
  -----------------------------------------------------------------------------------------------------------------------
  24.       Fidelity VIP Contrafund(R)Portfolio              51.       Rydex VT Nova Fund
  -----------------------------------------------------------------------------------------------------------------------
  25.       Fidelity VIP Equity-Income Portfolio             52.       Rydex VT OTC Fund
  -----------------------------------------------------------------------------------------------------------------------
  26.       Fidelity VIP Growth & Income Portfolio           53.       Rydex VT Sector Rotation Fund
  -----------------------------------------------------------------------------------------------------------------------
  27.       Fidelity VIP Growth Opportunities Portfolio      54.       Rydex VT Tempest 500 Fund
  -----------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------- -----------------------------------------------------------
55.       Fidelity VIP Growth Portfolio                        66.       Rydex VT Titan 500 Fund
-------------------------------------------------------------- -----------------------------------------------------------
56.       Fidelity VIP High Income Portfolio                   67.       Rydex VT U.S. Government Bond Fund
-------------------------------------------------------------- -----------------------------------------------------------
57.       Fidelity VIP Index 500 Portfolio                     68.       Rydex VT U.S. Government Money Market
                                                                         Fund
-------------------------------------------------------------- -----------------------------------------------------------
58.       Fidelity VIP Investment Grade Bond Portfolio         69.       Rydex VT Ursa Fund
-------------------------------------------------------------- -----------------------------------------------------------
59.       Fidelity VIP MidCap Portfolio                        70.       Rydex VT Velocity 500 Fund
-------------------------------------------------------------- -----------------------------------------------------------
60.       Fidelity VIP Money Market Portfolio                  71.       Rydex VT Venture 100 Fund
-------------------------------------------------------------- -----------------------------------------------------------
61.       Fidelity VIP Overseas Portfolio                      72.       Van Eck Worldwide Bond Fund
-------------------------------------------------------------- -----------------------------------------------------------
62.       Fidelity VIP Value Strategies Portfolio              73.       Van Eck Worldwide Emerging Markets
                                                                         Fund
-------------------------------------------------------------- -----------------------------------------------------------
63.       Goldman Sachs VIT CORESM Small Cap Equity
          Fund                                                 74.       Van Eck Worldwide Hard Assets Fund
-------------------------------------------------------------- -----------------------------------------------------------
64.       Goldman Sachs VIT Growth and Income Fund             75.       Van Eck Worldwide Real Estate Fund
-------------------------------------------------------------- -----------------------------------------------------------
65.       Goldman Sachs VIT MidCap Value Fund
-------------------------------------------------------------- -----------------------------------------------------------


You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.


                                TABLE OF CONTENTS
                                                                                                                    PAGE
DEFINITIONS............................................................................................................7
SUMMARY...............................................................................................................11
      FEATURES OF BANK VARIABLE ANNUITY...............................................................................11
            Your "Free Look" Right....................................................................................11
            Your Accumulation value...................................................................................11
            Flexible Premium Payments.................................................................................12
            Optional Benefits.........................................................................................12
            Optional Enhanced Guaranteed Minimum Withdrawal Benefit Rider (EGMWB).....................................12
            Optional Premium Bonus Rider II...........................................................................13
            Optional Guaranteed Minimum Income and Accumulation Benefit Rider.........................................15
            Optional Enhanced Guaranteed Minimum Death Benefit (EGMDB) Rider..........................................17
            Optional Surrender Charge Rider II........................................................................19
            Optional Estate Planning Rider............................................................................20
            Investment Choices........................................................................................21
            Transfers.................................................................................................21
            Surrenders................................................................................................21
            Waiver of Surrender Charges for Nursing Home Confinement Rider............................................22
            Risk of Increase in Fees and Charges......................................................................22
            Effects of Market Timing..................................................................................22
      FEE TABLE.......................................................................................................22
      CONTRACT OWNER TRANSACTION EXPENSES.............................................................................23
            Periodic Charges Other Than Portfolio Expenses............................................................23
            Range of Annual Operating Expenses for the Portfolios1....................................................24
      EXPENSE EXAMPLES................................................................................................24
      FINANCIAL INFORMATION...........................................................................................25
      CHARGES AND FEES................................................................................................25
            Surrender Charge..........................................................................................25
            Mortality and Expense Risk Charge.........................................................................26
            Administration Fee........................................................................................26
            Annual Maintenance Fee....................................................................................27
            Premium Taxes.............................................................................................27
            Optional Rider Charges....................................................................................27
ADDITIONAL INFORMATION ABOUT THE BANK VARIABLE ANNUITY................................................................27
      SUITABILITY OF THE CONTRACTS....................................................................................27
      DEATH BENEFIT...................................................................................................27
      OTHER PRODUCTS..................................................................................................28
      INQUIRIES AND CORRESPONDENCE....................................................................................28
      STATE VARIATIONS................................................................................................29
SEPARATE ACCOUNT C AND THE FUNDS......................................................................................29
      OUR SEPARATE ACCOUNT AND ITS INVESTMENT DIVISIONS...............................................................29
            The Funds.................................................................................................29
            Investment Policies Of The Funds' Portfolios..............................................................30
            Availability of the Portfolios............................................................................36
      AMOUNTS IN OUR SEPARATE ACCOUNT.................................................................................37
      WE OWN THE ASSETS OF OUR SEPARATE ACCOUNT.......................................................................37
      OUR RIGHT TO CHANGE HOW WE OPERATE OUR SEPARATE ACCOUNT.........................................................38
DETAILED INFORMATION ABOUT THE CONTRACT...............................................................................38
      REQUIREMENTS FOR ISSUANCE OF A CONTRACT.........................................................................38
      FREE LOOK.......................................................................................................39
      TAX-FREE "SECTION 1035" EXCHANGES...............................................................................39
      ALLOCATION OF PREMIUM PAYMENTS..................................................................................40
            Changing Your Premium Allocation Percentages..............................................................40
      OPTIONAL RIDERS.................................................................................................40
            Enhanced Guaranteed Minimum Withdrawal Benefit Rider (EGMWB)..............................................41
            Premium Bonus Rider II....................................................................................44
            Guaranteed Minimum Income and Accumulation Benefit (GMIB/GMAB) Rider......................................45
            Enhanced Guaranteed Minimum Death Benefit (EGMDB) Rider...................................................48
            Surrender Charge Rider II.................................................................................50
            Estate Planning Rider.....................................................................................51
      YOUR ACCUMULATION VALUE.........................................................................................52
            Transaction Cut-Off Times.................................................................................52
            Transfers of Accumulation Value...........................................................................53
      TRANSFER LIMITATIONS............................................................................................53
      SURRENDERS......................................................................................................55
      DOLLAR COST AVERAGING...........................................................................................57
      PORTFOLIO REBALANCING...........................................................................................58
      SYSTEMATIC WITHDRAWALS..........................................................................................58
      FREE SURRENDER AMOUNT...........................................................................................59
            Waiver of Surrender Charges for Nursing Home Confinement Rider............................................59
      DEATH BENEFIT...................................................................................................60
      PAYMENT OF DEATH BENEFITS.......................................................................................61
CHARGES, FEES AND DEDUCTIONS..........................................................................................61
      SURRENDER CHARGES ON SURRENDERS.................................................................................61
      MORTALITY AND EXPENSE RISK CHARGE...............................................................................62
      ADMINISTRATION FEE..............................................................................................63
      ANNUAL MAINTENANCE FEE..........................................................................................63
      OPTIONAL RIDER CHARGES..........................................................................................63
            EGMWB Rider...............................................................................................63
            Premium Bonus Rider II....................................................................................64
            GMIB/GMAB Rider...........................................................................................64
            EGMDB Rider...............................................................................................64
            Surrender Charge Rider II.................................................................................64
            Estate Planning Rider.....................................................................................64
      TRANSFER CHARGE.................................................................................................64
      CHARGES IN THE FUNDS............................................................................................65
      PREMIUM TAXES...................................................................................................65
      OTHER TAXES.....................................................................................................65
FEDERAL TAX STATUS....................................................................................................65
      INTRODUCTION....................................................................................................65
      ANNUITY CONTRACTS IN GENERAL....................................................................................65
            Qualified and Non-Qualified Contracts.....................................................................66
            Minimum Distribution Rules and Eligible Rollover Distributions............................................67
            Diversification and Distribution Requirements.............................................................67
            Owner Control.............................................................................................67
            Required Distributions at Death (Non-Qualified Contracts).................................................67
            Surrenders - Non-Qualified Contracts......................................................................68
            Multiple Contracts........................................................................................68
            Withholding...............................................................................................68
            Annuity Payments..........................................................................................69
            Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations................................69
            Taxation of Death benefit Proceeds........................................................................69
            Transfers, Assignments or Exchange of Contracts...........................................................70
            Possible Tax Law Changes..................................................................................70
            Economic Growth and Tax Relief Reconciliation Act of 2001.................................................70
            Separate Account Charges..................................................................................70
            Annuity Purchases by Residents of Puerto Rico.............................................................71
      MATURITY DATE...................................................................................................71
            Electing  An Annuity Option...............................................................................71
            Fixed Payment Options.....................................................................................72
            Variable Payment Options..................................................................................72
            Payment Options...........................................................................................73
            Transfers after Annuitization for Variable Payment Options................................................73
ADDITIONAL INFORMATION................................................................................................74
      MIDLAND NATIONAL LIFE INSURANCE COMPANY.........................................................................74
      FUND VOTING RIGHTS..............................................................................................74
            How We Determine Your Voting Shares.......................................................................74
            Voting Privileges of Participants In Other Companies......................................................75
      OUR REPORTS TO OWNERS...........................................................................................75
      DIVIDENDS.......................................................................................................75
      PERFORMANCE.....................................................................................................75
      CHANGE OF ADDRESS NOTIFICATION..................................................................................76
      MODIFICATION TO YOUR CONTRACT...................................................................................76
      YOUR BENEFICIARY................................................................................................76
      ASSIGNING YOUR CONTRACT.........................................................................................77
      WHEN WE PAY PROCEEDS FROM THIS CONTRACT.........................................................................77
      DISTRIBUTION OF THE CONTRACTS...................................................................................78
      REGULATION......................................................................................................79
      DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC..............................................................79
      LEGAL PROCEEDINGS...............................................................................................79
      LEGAL MATTERS...................................................................................................79
      FINANCIAL STATEMENTS............................................................................................79
STATEMENT OF ADDITIONAL INFORMATION...................................................................................81
APPENDIX I............................................................................................................82
APPENDIX II...........................................................................................................85



                                   DEFINITIONS

For Your convenience, below is a glossary of the special terms We use in this prospectus.

2x Funds means select Rydex VT investment divisions that Midland National will value twice each business day, once in the morning and once in the afternoon. If the underlying investment division closes early, Midland National will only value the investment division at the end of the business day. See definition of "Valuation Period" in this section, and "Transaction Cut-Off Times" on page 52. The investment divisions that make up the 2x Funds are:

      o         Rydex VT Inverse Dynamic Dow 30 Fund
      o         Rydex VT Long Dynamic Dow 30 Fund
      o         Rydex VT Tempest 500 Fund
      o         Rydex VT Titan 500 Fund
      o         Rydex VT Velocity 100 Fund
      o         Rydex VT Venture 100 Fund
      o         Rydex VT U.S. Government Money Market Fund


Accumulation Unit means the units credited to each investment division in the Separate Account before the maturity date.

Accumulation Value means the sum of the amounts You have in the investment divisions of Our Separate Account under Your inforce contract.

Annuitant means the person(s), designated by the owner, to whom periodic income will be paid (Payee). This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. After the maturity date, the annuitant will be considered the owner unless otherwise stated.

Annuity Unit means the units in the Separate Account, after the maturity date, that are used to determine the amount of the annuity payment.

Annuitization means an election of an annuity payment option on the maturity date.

Annuitize means an election to receive regular income payments from Your contract under one of the annuity payment options. An election to annuitize Your contract may be irrevocable. If You elect to annuitize Your contract, You will no longer be able to exercise any liquidity (e.g., full or partial surrenders) provision that may have previously been available.

Attained Age means the issue age plus the number of complete contract years since the issue date.

Beneficiary means the person or persons to whom the contract's death benefit will be paid in the event of the death of the annuitant or an owner.

Business Day means any day the New York Stock Exchange is open for regular trading. Our business day ends when the New York Stock Exchange closes for regular trading (generally 3:00 p.m. Central Time).

Contract Anniversary means the same date in each contract year as the issue date.

Contract Month means each month that begins on the same date as the day of the issue date. For this purpose, the calendar days of 29, 30 and 31 are not used and We look forward to the first day of the next calendar month. For example, assume a contract is issued on January 29th. Subsequent contract months will begin on the first of each month (February 1, March 1, April 1, etc.).

Contract Year means a year that starts on the issue date or on each anniversary thereafter.

Death Benefit means the amount that We will pay to the beneficiary in the event of the death of the annuitant or an owner if the contract is still inforce. The death benefit will be paid when We receive due proof of the death of the annuitant or an owner and an election of how the death benefit is to be paid, and any other required documents or forms.

Executive Office means Our office located at One Midland Plaza, Sioux Falls, SD 57193. Please use Our Principal Office address and telephone number for all correspondence, transaction requests, payments, and inquiries.

Funds mean the investment companies, more commonly called mutual funds, available for investment by Our Separate Account on the issue date or as later changed by Us.

GMIB Accumulated Value is the amount that can be annuitized, after a 10-year waiting period, if the Optional Guaranteed Minimum Income and Accumulation Benefit Rider is elected. The GMIB Accumulated Value will have the GMIB Income Factors applied to determine the GMIB income payment.

GMIB Income Factor means the factor used in determining the GMIB income payment under the Optional Guaranteed Minimum Income and Accumulation Benefit Rider. The GMIB income factor equals the base contract's mortality table and interest rate used in the contract form under "Settlement Options" with an 8-year age set-back. An age set-back means the GMIB income payments will be lower than if there Were no age set-back. For example, if You are 65 when You annuitize Your contract, We will use the income payment factors shown Your contract for age 57 (age 65 minus 8 years).

GMIB Roll-Up Benefit means the initial GMIB Accumulated Value at the time the Optional Guaranteed Minimum Income and Accumulation Benefit Rider is issued compounded at a rate of 6% annually until age 85.

Guaranteed Payment Amount (GPA) means the amount that is guaranteed to be available each contract year for withdrawal until the Guaranteed Payment Balance is depleted while the Enhanced Guaranteed Minimum Withdrawal Benefit (EGMWB) Rider is in effect. If the EGMWB rider is elected at contract issue, the GPA equals the initial GPB times 5%. If the contract has already been issued, this amount equals the current accumulation value of the Contract times 5%. The GPA may increase with each subsequent premium deposit and may be reduced if withdrawals within a contract year exceed the Guaranteed Payment Amount.

Guaranteed Payment Balance (GPB) means the total amount available for future periodic guaranteed withdrawals and is used for the purpose of calculating the Enhanced Guaranteed Minimum Withdrawal Benefit (EGMWB). The GPB cannot be withdrawn in a lump sum. If the EGMWB rider is elected at contract issue, the GPB equals the initial premium payment including premium bonus, if any. If the contract has already been issued, this amount equals the current accumulation value of the contract. The GPB is increased equally by any subsequent premium payments and is reduced by each withdrawal.

Investment Division means a division of Our Separate Account, which invests exclusively in the shares of a specified portfolio of the funds.

Issue Age means the age of the annuitant on the last birthday before the issue date.

Issue Date means the date the contract goes into effect and from which contract anniversaries, contract months, and contract years are determined.

Lifetime Payment Amount (LPA) means the amount that is guaranteed to be available each contract year for withdrawal during the life of the covered person (oldest owner or annuitant) while the Enhanced Guaranteed Minimum Withdrawal Benefit Rider is in effect. The initial LPA equals 5% times the Guaranteed Payment Balance as determined on the later of the contract issue date or the contract anniversary following the day the covered person under this Rider has reached age 65. The LPA may increase with each subsequent premium deposit and may be reduced if withdrawals within a contract year exceed the Lifetime Payment Amount.

Maturity Date means the date, specified in Your contract on which income payments will begin. The earliest possible maturity date is the 7th contract anniversary at which time You may annuitize Your full accumulation value. The maximum maturity date is the contract anniversary immediately following the annuitant's 100th birthday.

Net Premium means Your premium payment(s) minus any partial surrenders and any surrender charges.

Owner means the person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the Contract. Owner is referred to as "You" in the Contract and in this prospectus.

Payee means the person who is entitled to receive annuity payments after annuitization. On or after the maturity date, the annuitant will be the payee. If the owner or an annuitant dies prior to the maturity date, then the beneficiary is the payee.


Principal Office means where You can contact Us to pay premiums or take other action, such as transfers between investment divisions. The address is:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll free)
                         Fax: (866) 270-9565 (toll free)

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to the Company.

Separate Account means the Midland National Life Separate Account C which receives and invests Your premiums under the contract.

Surrender Value means the Separate Account accumulation value on the date of surrender minus any surrender charge, non-vested premium bonus (if any), premium tax, administration fees, and annual maintenance fee.

Valuation Period means the time period used in measuring the investment experience of each investment division within the Separate Account. This period will vary based on the type of transaction request and the investment divisions involved in the transaction. For more detailed information see "Transaction Cut-Off Times" on page 52.

Written Notice means a notice or request submitted in a written form satisfactory to Us, that is signed by the owner and received by Us at the address shown on the Specification Page of Your contract.

                                     SUMMARY

In this prospectus "We," "Our," "Us," "Midland National," and "Company" mean Midland National Life Insurance Company. "You" and "Your" mean the owner of the contract. We refer to the person who is covered by the contract as the "annuitant," because the annuitant and the owner might not be the same.

This summary provides only a brief overview of the more important features of the contract. The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is inforce.

FEATURES OF BANK VARIABLE ANNUITY

The Bank Variable Annuity contract provides You with a basic contract to which You can add optional riders. If You choose to add any of these riders, a corresponding charge will be deducted. The flexible premium deferred variable annuity contracts described in this prospectus provide for accumulation of the accumulation value and payment of annuity payments on a fixed or variable basis. The contracts are designed to aid individuals in long-term planning for retirement or other long-term purposes.

The contracts are available for situations that do not qualify for the special federal tax advantages available under the Internal Revenue Code (non-qualified contract) and for retirement plans which do qualify for those tax advantages (qualified contract). This contract does not offer any additional tax benefits when purchased under a qualified plan. See "Suitability of the Contracts" on page 27 for more detailed information.

This Contract is designed for individuals seeking a long-term, tax-deferred accumulation of assets, and is generally for retirement or other long-term purposes. You should not buy this Contract if You are looking for a short-term investment and/or cannot risk getting back less money than You put into the Contract.

Your "Free Look" Right
You can examine the contract and return it to Us for any reason within 30 days after You receive it for a refund of the accumulation value less credits added by Us (which may be more or less than the premium payments You paid), or if required by Your state, the original amount of Your premium payment. Longer free look periods apply in some states and in certain situations (see "Free Look" on page 39 for more details).

Replacing an existing annuity with the Contract may not be of financial benefit to You. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

Your Accumulation value Your accumulation value depends on:

      o         the amount and frequency of premium payments,
      o         the selected portfolio's investment experience,
      o         partial surrenders, and
      o         charges and deductions.

You bear the investment risk under the contract. There is no minimum guaranteed accumulation value with respect to any amounts allocated to the Separate Account. (See "Your Accumulation value" on page 52).


Flexible Premium Payments
You may pay premiums whenever You want and in whatever amount You want, within certain limits. We generally require an initial minimum premium of at least $10,000. However, if You purchase a qualified contract, We may accept an initial premium of only $2,000. Additional premium payments must be at least $50.

You may choose a planned periodic premium. You need not pay premiums according to the planned schedule.

Unless You receive approval from Us, the maximum amount of premium You can pay into this contract prior to the maturity date is $5,000,000.

We may refuse to accept certain forms of premium payments, if applicable, or restrict the amount of certain forms of premium payments. For example, Traveler's Checks over a certain dollar amount or multiple lower denomination Money Orders may not be accepted. In addition, We may require information as to why a particular form of payment was used (for example, third party checks) and the source of the funds of such payment in order to determine whether or not We will accept it. Use of an unacceptable form of payment may result in Us returning Your premium payment and not issuing the contract.

Optional Benefits
The contract offers a number of optional benefits or riders. There is generally a charge for each rider. You cannot elect any combination of options that would result in extra charges of more than 2.00% per year. Since some optional riders cannot be terminated once elected, You should select Your options carefully.

Optional Enhanced Guaranteed Minimum Withdrawal Benefit Rider (EGMWB)
If You elect the Enhanced Guaranteed Minimum Withdrawal Benefit (EGMWB), We guarantee that each contract year You may take withdrawals up to an amount equal to the Guaranteed Payment Amount (GPA) until Your Guaranteed Payment Balance
(GPB) is depleted, even if Your accumulation value reduces to zero. This Rider also provides for an alternate guarantee during the life of the covered person (oldest owner or annuitant) specified under this Rider. This alternate benefit guarantees that each contract year during the life of the covered person, You may take withdrawals up to an amount equal to the Lifetime Payment Amount (LPA), even if Your accumulation value and GPB reduce to zero. The LPA is only available after the covered person has reached age 65. Both the GPA and LPA may increase with each premium deposit and may be reduced if withdrawals within a contract year exceed either the GPA or LPA.

The GPA, LPA and GPB can increase by a bonus amount for the first five years after election of the rider. For each contract year in which no withdrawal is taken during the first five years after the rider is issued, a 6% bonus credit will be added to the GPB and could adjust the GPA and LPA. If total withdrawals in any contract year in the first five contract years exceed the GPA, the bonus credit provision will be terminated and no future bonus credits will be received.

If the EGMWB Rider is elected with the Premium Bonus Rider II, the GPB will reflect the premium bonus. See "Premium Bonus Rider II" on page 64 for more information. If either the total GPA or LPA is not withdrawn in any contract year, this amount will not carry over for withdrawals in future years.

This rider can be elected at issue or on any contract anniversary.

In exchange for this benefit, We will deduct an extra daily mortality and expense risk charge at an annual rate that is 1.00%. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract unless You elect to "step-up" Your GPB. This charge is assessed against Your Separate Account accumulation value. The charges for this rider are listed in the "FEE TABLE" on page 22.

After the rider has been inforce for five consecutive contract years and after every fifth contract anniversary thereafter, You have the option to "step-up" the GPB. You can not "step-up" this rider after the earlier of age 80 or the 30th contract anniversary after this rider is elected. This allows You to increase the GPB to equal the current accumulation value as of the eligible contract anniversary date. You have 30 calendar days after each eligible contract anniversary to notify Us, in writing or via facsimile, that You have chosen this option. We will not accept any request to exercise the "step-up" benefit after the 30th calendar day following any eligible contract anniversary. You may not exercise the option to "step-up" if Your current GPB is higher than Your current accumulation value. The guaranteed maximum rider charge noted in the Fee Table only applies to the initial purchase of the rider. It does not apply if You elect to "step-up" the GPB. At the time You elect to "step-up," We may be charging more or less for this rider. Regardless of when You purchased the rider, We will charge You the current charge at the time You elect to "step-up" Your GPB. Before You decide to "step-up," You should request a current prospectus which will describe the current charge for this benefit.

The EGMWB Rider may not be elected in combination with the Guaranteed Minimum Income and Accumulation Benefit rider or the Estate Planning rider.

For more detailed information on this rider and the "step-up" benefit see the "Enhanced Guaranteed Minimum Withdrawal Benefit Rider (EGMWB)" detailed information on page 41.

Optional Premium Bonus Rider II
If You elect the Premium Bonus Rider II, You may choose between a 3%, 4% or 5% premium bonus amount at the time You apply for the contract. We will apply a credit of 3%, 4% or 5%, depending on the amount chosen, to each premium payment that You make in the first contract year. In exchange for this credit, We will charge You an additional fee as shown in the table below.

------------------------------- -------------------------------
    Selected Premium Bonus          Current Premium Bonus
           Percent                          Charge
------------------------------- -------------------------------
              3%                            0.40%
------------------------------- -------------------------------
              4%                            0.55%
------------------------------- -------------------------------
              5%                            0.70%
------------------------------- -------------------------------

This charge is applied against Your Separate Account accumulation value each year during the first seven contract years. Over time, the amount of the fees may exceed the amount of the premium bonus credited. In general, in order to receive a benefit from this rider, the Separate Account must experience a certain level of positive performance over a number of years and the contract must not be surrendered during the first seven years. Generally, the higher the first year premium and the higher the rate of return, the more advantageous the Premium Bonus Rider II becomes and vice versa.

Because the charge associated with the Premium Bonus Rider II will be assessed against the entire Separate Account value for the first seven contract years, contract owners who anticipate making additional premium payments after the first contract year should carefully examine the Premium Bonus Rider II and consult their financial adviser regarding its desirability. Note carefully that the charge will be assessed against the Separate Account accumulated value attributable to premium payments made in years one through seven, but no premium bonus will be credited with respect to premium payments made anytime after the first contract year.

If You exercise the right to examine provision in the contract, You will not receive any portion of the premium bonus amount. Generally, in the event of death, withdrawal, annuitization, or surrender of the contract in the first seven contract years, You or Your beneficiary(ies) will only be entitled to that portion of the premium bonus, if any, that has vested at the time the event occurs. However, by current Company practice, upon death of an owner or annuitant, Your beneficiary(ies) will receive the full bonus amount. This is not guaranteed. The vested amount will increase over the seven-year period so that, in contract years 8+, You will be entitled to 100% of the premium bonus amount. The vesting schedule for the Premium Bonus Rider II is shown in the table below.

                             VESTING OF BONUS SCHEDULE

          Contract year                      Amount Of Premium Bonus Vested
          -------------                      ------------------------------
                1                             4/12 of premium bonus amount
                2                             5/12 of premium bonus amount
                3                             6/12 of premium bonus amount
                4                             7/12 of premium bonus amount
                5                             8/12 of premium bonus amount
                6                             9/12 of premium bonus amount
                7                            10/12 of premium bonus amount
                8+                           12/12 of premium bonus amount

This vesting schedule does not apply to withdrawals made under the free surrender amount provision of Your contract.

Keep in mind, all withdrawals are taken on a first in, first out basis, which means withdrawals will be taken from the first premium received by Us and then the second premium received (if any), and so on until the total withdrawal amount is reached. Any withdrawals taken from premiums received in the first contract year will only be entitled to that portion of the premium bonus, if any, that has vested at the time the withdrawal is taken.

The Internal Revenue Code generally requires that any interest in a Qualified Contract be nonforfeitable, and it is unclear whether the optional Premium Bonus Rider II is consistent with those requirements. Consult a tax advisor before purchasing this rider as part of a Qualified Contract.

The Premium Bonus Rider II may not be elected in combination with the Surrender Charge Rider II.

Optional Guaranteed Minimum Income and Accumulation Benefit Rider
If You elect the Guaranteed Minimum Income and Accumulation Benefit (GMIB/GMAB) rider, We guarantee that, after the rider has been inforce for at least 10 years, We will pay You a guaranteed minimum income benefit (GMIB) if You elect to annuitize Your contract and, on the 10th contract anniversary after the rider has been inforce, Your accumulation value may be increased to equal the guaranteed minimum accumulation benefit (GMAB), if it is higher than Your accumulation value.

This rider can be elected at the time of issue or on any contract anniversary after issue for an additional charge. The rider must be inforce for a minimum of 10 years before any benefit is available.

The current charge for this rider is 0.75% per year. We can increase this charge but it is guaranteed not to exceed 1.00% per year. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.

On the 10th contract anniversary after this rider has been inforce (and only on this date), Your contract's accumulation value will be increased to the guaranteed minimum accumulation benefit (GMAB) if Your contract's accumulation value at that time is less than the GMAB.

If the rider is elected at issue, the initial GMAB will equal the initial premium payment. If this rider is elected along with the Premium Bonus Rider II at the time of issue, the GMAB will reflect the premium bonus credited to Your contract. If the GMAB is elected at a later date, the initial GMAB is equal to the current Accumulation Value.

The GMAB on the 10th Contract Anniversary after this rider has been inforce will equal:

      1.   Initial GMAB; plus
      2.   Subsequent premium deposits after rider election, if any; minus
      3.   Adjustments for partial surrenders after rider election, if any.

The GMAB adjustment for partial surrenders is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above this limit will reduce the GMAB benefit by the same proportion that the partial surrender amount above the 6% level reduced the accumulation value at the time the partial surrender was taken. If You must take IRS minimum required distributions before the rider has been inforce for ten years, Your GMAB amount will be reduced. Consult with and rely on Your own tax advisor if You are considering purchasing this rider with a qualified contract.

If the rider is elected at issue, the initial GMIB Accumulated Value will equal the initial premium payment. If this rider is elected along with the Premium Bonus Rider II at the time of issue, the GMIB accumulated value will reflect the premium bonus credited to Your contract. If the GMIB is elected at a later date, the initial GMIB Accumulated Value is equal to the current Accumulation Value. If You elect to annuitize Your contract anytime after the 10 year waiting period, with the exception of certain investment divisions as noted below, the GMIB accumulated value will equal the greater of either (a) or (b) where:

(a)       equals the GMIB Roll-Up Benefit; or
(b)       equals the GMIB Annual Step-up Benefit.

The GMIB Roll-Up Benefit means the initial GMIB Accumulated Value at the time this rider is issued compounded at a rate of 6% annually until the contract anniversary after the earlier of the owner or annuitant's 85th birthday. The roll-up benefit is increased each time a premium deposit is received during the first five years after the date the rider is issued and is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceeds the 6% reduction level, the partial surrender amount above this limit will reduce the GMIB Roll-Up Benefit by the same proportion that the partial surrender amount above the limit reduced the accumulation value at the time of the partial surrender.

The GMIB annual step-up benefit equals the initial GMIB accumulated value at the time this rider is elected. The GMIB annual step-up benefit is recalculated on the first contract anniversary after rider election and every contract anniversary thereafter, until the contract anniversary after the earlier of the owner's or annuitant's 85th birthday. The annual step-up benefit on each contract anniversary is the greater of the current annual step-up benefit or the accumulation value on that contract anniversary. The annual step-up benefit calculated on the contract anniversary applies until the next contract anniversary, or until You make a subsequent premium deposit or partial surrender at which time it will recalculate. Any subsequent premium payments will immediately increase the annual step-up benefit. Any partial surrender will immediately decrease the annual step-up benefit. The annual step-up benefit is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above this 6% level will reduce the GMIB step-up benefit by the same proportion that the partial surrender amount above the 6% level reduced the accumulation value at the time the partial surrender was taken. The partial surrender decrease on the annual step-up benefit could be more or less than the dollar amount withdrawn.

Certain investment divisions within the Separate Account will have a 0% rate for determining the GMIB Roll-up Benefit. The investment divisions with a 0% rate under this rider are:

o         -- TBD --

We reserve the right to restrict investment divisions at any time when this rider is elected. If an investment division is restricted, and the GMIB/GMAB rider has been elected, no transfers into the restricted investment division will be allowed and no premiums may be allocated to the restricted investment division after the date of the restriction. Any amounts previously allocated to an investment division that is subsequently restricted will be unaffected by such restriction. The restricted investment divisions currently are:

o         -- TBD --

The GMIB accumulated value is only used to determine the GMIB income payment upon annuitization of Your contract under the terms of this rider. It is not an accumulation value that can be withdrawn in a full or partial surrender. After the 10-year waiting period and upon annuitization, the GMIB income payment amount will be the greater of:

o the income payment available to You under the base contract without the GMIB, or; o the GMIB accumulated value multiplied by the GMIB income factor and then dividing by 1,000.

The GMIB income factor equals the base contract's payout factors used in the contract form under "Settlement Options" with an 8-year age set-back. An age set-back results in lower payments to You than without an age set-back and the difference could be substantial.

The income payout options (both fixed and variable) available to You under this rider are:

o         Income for life only (single or joint life)
o         Income for life with 10 or 20 year certain (single or joint life).

Once You have elected this rider, You cannot terminate it. This rider will only terminate:

o upon the death of the annuitant or an Owner unless the contract is continued under a spousal continuation option(spousal continuance option allows a surviving owner's spouse, if named the beneficiary, to continue the contract as the new owner); or
o         if You surrender Your contract.

The maximum issue age for this rider is 75. The maximum annuitization age for this rider is 85.

You should note that the GMIB/GMAB rider is designed to provide a type of insurance that serves as a safety net only in the event Your accumulation value declines significantly due to negative investment performance. Depending on the performance of Your investment divisions, the GMIB/GMAB rider may not result in You receiving larger annuity payments or having a higher accumulation value than if You had not purchased the GMIB/GMAB rider.

This rider may not be elected in combination with the Enhanced Guaranteed Minimum Withdrawal Benefit rider.

Optional Enhanced Guaranteed Minimum Death Benefit (EGMDB) Rider
If You elect the Enhanced Guaranteed Minimum Death Benefit (EGMDB) rider on Your application, then We will guarantee, upon the death of the annuitant or an owner, We will pay the appropriate beneficiary a minimum death benefit amount based on the option You select at the time of application. Only one option can be selected. This rider can only be elected at the time of issue and, once elected, the death benefit option You select cannot be changed after issue.

The extra charge for this rider currently varies from 0.15% to 0.45% per year and is guaranteed not to exceed 0.85%. However, the charge shown on Your base contract when this rider was elected is guaranteed for the life of Your contract.

The minimum death benefit options available under this rider are:

      EGMDB 3% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

            o     the death benefit available to You under the base Contract: or

            o     the roll-up benefit with a 3% annual interest rate.

      There is an additional mortality and expense risk charge for this option, currently 0.15% but guaranteed not to exceed 0.45%.

      EGMDB 6% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

            o     the death benefit available to You under the base Contract; or

            o     the roll-up benefit with a 6% annual interest rate.

      There is an additional mortality and expense risk charge for this option, currently 0.40% but guaranteed not to exceed 0.80%.

      EGMDB Annual Step Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

            o     the death benefit available to You under the base Contract; or

            o     the EGMDB Annual Step-up Benefit;

      There is an additional mortality and expense risk charge for this option, currently 0.20% but guaranteed not to exceed 0.50%.

      EGMDB Annual Step Up With 3% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

            o     the death benefit available to You under the base Contract; or

            o     the EGMDB Annual Step-up Benefit; or

            o     the roll-up benefit with a 3% annual interest rate.

      There is an additional mortality and expense risk charge for this option, currently 0.25% but guaranteed not to exceed 0.55%.

      EGMDB Annual Step Up With 6% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

            o     the death benefit available to You under the base Contract; or

            o     the EGMDB Annual Step-up Benefit; or

            o     the roll-up benefit with a 6% annual interest rate.

      There is an additional mortality and expense risk charge for this option, currently 0.45% but guaranteed not to exceed 0.85%.

EGMDB Roll-Up Benefit means the initial premium at the time this rider is elected compounded at the specified roll-up interest rate (limited to an additional 100% of premiums with adjustments for partial surrenders or until age 85, whichever occurs first). For the purposes of this rider, if You elected the Premium Bonus Rider II at the time the contract was issued, the amount of the bonus You received will not be included as part of Your initial benefit amount. The roll-up benefit is increased each time a premium deposit is received and is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above this limit will reduce the EGMDB Roll-Up Benefit by the same proportion that the partial surrender amount above the 6% level reduced the accumulation value at the time of the partial surrender.

The EGMDB annual step-up benefit initially equals the initial premium at the time this rider is elected. For the purposes of this rider, if You elected the Premium Bonus Rider II at the time the contract was issued, the amount of the bonus You received will not be included as part of Your initial premium amount. The GMIB annual step-up benefit is recalculated on the first contract anniversary after rider election and on every contract anniversary thereafter, until the contract anniversary after the earlier of the owner's or annuitant's 85th birthday. The annual step-up benefit on the contract anniversary is the greater of the annual step-up benefit or the accumulation value on that contract anniversary. The annual step-up benefit calculated on the contract anniversary applies until the next contract anniversary, or until You make a subsequent premium deposit or partial surrender at which time it will recalculate. Any subsequent premium payments will immediately increase the annual step-up benefit. The annual step-up benefit is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above the 6% level will reduce the EGMDB Step-Up Benefit by the same proportion that the partial surrender amount above the 6% level reduced the accumulation value at the time of the partial surrender.

Certain investment divisions within the Separate Account will have a 0% rate for determining the EGMDB Roll-Up Benefit. The investment divisions with a 0% rate and no roll-up under this rider are:

-- TBD --

Once You have elected this rider, You cannot terminate it. This rider will only terminate:

      o upon the death of the annuitant or an owner unless the contract is continued under a spousal continuation option (spousal continuance option allows a surviving owner's spouse, if named the beneficiary, to continue the contract as the new owner); or

      o     if You surrender the contract.

The maximum issue age for this rider is 75.

You should note that the EGMDB is designed to provide a type of insurance that serves as a safety net only in the event Your accumulation value declines significantly due to negative investment performance. Depending on the performances of Your investment divisions, the purchase of this rider may not result in Your beneficiary receiving a larger death benefit than if You had not purchased the EGMDB rider.

Optional Surrender Charge Rider II
If You elect this rider on Your application, You have three choices regarding the duration of the surrender charge period (the number of years the surrender charge remains in effect). You have the option of shortening the regular surrender charge period of seven years to four years, to three years or none (no surrender charge). There is an extra charge for this rider as noted in the "FEE TABLE" on page 22. The amount of the charge depends on which shorter period You choose, as indicated below. The charge is a percentage of the average daily accumulation value, and the charge remains in effect until the Contract is terminated.

You can elect this rider only when You purchase the Contract.

          Four-Year Surrender Charge Period:

          The schedule for the four-year surrender charge period is as follows:


        Length of Time from
          Premium Payment               Surrender
         (number of years)                Charge
         -----------------                ------
                 1                          7%
                 2                          7%
                 3                          6%
                 4                          5%
                 5+                         0%



          Three-Year Surrender Charge Period:

          The schedule for the three-year surrender charge period is as follows:


        Length of Time from
          Premium Payment               Surrender
         (number of years)                Charge
         -----------------                ------
                 1                          7%
                 2                          7%
                 3                          6%
                 4+                         0%


          Zero Year Surrender Charge Period

          The "zero year" surrender charge period means there is no surrender charge, even in the first contract year.

The Surrender Charge Rider II may not be elected in combination with the Premium Bonus Rider II.

Optional Estate Planning Rider
If You elect this rider on Your application, then We will provide an extra death benefit of 40% of the gain (if any) in this contract upon the death of the annuitant or an owner prior to the maturity date. This rider is only available for non-qualified contracts.

This rider may not be elected in combination with the EGMWB Rider.

The maximum extra death benefit is limited to 50% of the net premiums. If You have no gain when the death benefit is calculated, then Your beneficiary will receive no benefit from this rider. Gain is calculated by comparing Your net premiums to Your accumulation value at the time of Your death. The maximum issue age for this rider is age 75. We will deduct an additional daily charge against Your Separate Account accumulation value (until the maturity date) at the annual rate listed in the Fee Table. We continue to deduct this charge even during periods when there is no gain on the accumulation value and, therefore, no benefits available.

Investment Choices
You may allocate Your accumulation value to the investment divisions of Our Separate Account. For a full description of the portfolios, see the funds' prospectuses, which accompany this prospectus. (See "The Funds" on page 29). Your choices may be restricted if You elect the GMIB/GMAB rider, and benefits under that rider may be severely limited if You choose certain investment divisions.

Each portfolio pays a different investment management or advisory fee and different operating expenses. The portfolios may also impose redemption fees, which We would deduct from Your accumulation value. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company. See "Investment Policies Of The Funds' Portfolios" on page 30.

Transfers
You may transfer Your accumulation value among the investment divisions before the maturity date (although We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific contract owners). After annuitization, You may make two transfers each year among the Separate Account investment divisions.

We require a minimum amount, usually $200 (or 100% of an investment division if less than $200), for each transfer.

See the DEFINITIONS section on page 7 for the definition of "Business Day" and "Valuation Period".

For more information on restrictions, procedures, and deadlines for transfers, see "Transaction Cut-Off Times" on page 52 and "Transfers of Accumulation Value" on page 53. For restrictions on transfers due to market timing, see "Transfer Limitations" on page 53.

Surrenders
You may generally withdraw all or part of Your surrender value at any time, before annuity payments begin. You may also elect a systematic withdrawal option (See "Systematic Withdrawals" on page 58). (Your retirement plan may restrict surrenders.) You may withdraw up to 10% of Your accumulation value as of Your previous anniversary each contract year without incurring a surrender charge (the "Free Surrender Amount"). Under non-qualified contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income. (See "Free Surrender Amount" on page 59).

We may impose a surrender charge on any surrender in excess of the free surrender amount (including surrenders to begin annuity payments), and upon full surrender. We may also deduct an annual maintenance fee on a full surrender. The amount You request plus any surrender charge will be deducted from Your accumulation value. You may take a surrender in a lump sum or use it to purchase an annuity that will continue as long as You live or for some other period You select. A surrender may have negative tax consequences, including a 10% tax penalty on certain surrenders prior to age 59 1/2. Under non-qualified contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income. (See "Surrender Charges on Surrenders" on page 61, "FEDERAL TAX STATUS" on page 65, and "Electing An Annuity Option" on page 71.) Surrenders from contracts used for tax-qualified retirement plans may be restricted or penalized by the terms of the plan or applicable law.

Waiver of Surrender Charges for Nursing Home Confinement Rider
This rider will be attached to all contracts issued with annuitants age 75 or less at no additional charge. After the first contract year, We guarantee that We will increase the annual free surrender amount available under this contract from 10% of the accumulation value to 20% of the accumulation value if the annuitant is confined to a qualified nursing care center for a period of at least 90 days and the confinement is medically necessary. See "Waiver of Surrender Charges for Nursing Home Confinement Rider" on page 59 for more details.

Risk of Increase in Fees and Charges
Certain fees and charges assessed against the contract are currently at levels below the guaranteed maximum levels. We may increase these fees and charges up to the guaranteed maximum level.

Effects of Market Timing
Frequent, large, programmed, or short-term transfers among the investment divisions or ("Harmful Trading) can cause risks with adverse effects for other contract owners (and beneficiaries and portfolios). These risks and harmful effects include: (1) dilution of the interests of long-term investors in an investment division if transfers into the division are made at unit values that are priced below the true value or transfers out of the investment division are made at unit values priced higher than the true value (some "market timers" attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage"); (2) an adverse effect on portfolio management, such as causing the portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals; and (3) increased brokerage and administrative expenses.

In addition, because other insurance companies and/or retirement plans may invest in the portfolios, the risk exists that the portfolios may suffer harm from frequent, programmed, large, or short-term transfers among investment divisions of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

Generally, individuals or organizations that use market-timing strategies and make frequent transfers should not purchase the contract unless they intend to invest exclusively in the Rydex Funds.

FEE TABLE

The following tables list the fees and expenses that You will pay when buying, owning, and surrendering the contract. The first table lists the fees and expenses that You will pay at the time that You buy the contract, surrender the contract, or transfer accumulation value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

                                                      Charge

Sales Load Imposed on Purchase                         None

Maximum Surrender Charge (as a percentage of           7.00%
premiums withdrawn)

Periodic Charges Other Than Portfolio Expenses
The next table lists the fees and expenses that You may pay periodically during the time that You own the contract, not including portfolio company fees and expenses.

                                                                               Guaranteed         Current Charge
                                                                                 Maximum
Annual Maintenance Fee1                                                            $60                 $30
Separate Account Annual Expenses
(as a percentage of average accumulation value)
Mortality and Expense Risk Charge2
    Accumulation value at the beginning of each                                   1.45%               1.45%
    contract month is less than $25,000
    Accumulation value at the beginning of each
    contract month is equal to or greater than                                    1.30%               1.30%
    $25,000 and less than $100,000
    Accumulation value at the beginning of each                                   1.20%               1.20%
    contract month is greater than or equal to $100,000
Administration Fee3                                                               0.70%               0.45%
Waiver of Surrender Charges for Nursing Home Confinement Rider                     0%                   0%
Maximum Annual Charge for Optional Riders4                                        2.00%               2.00%
Total Separate Account Expenses with the Highest Possible
Mortality & Expense Risk Charge and Combination of Optional                       4.15%               3.90%
Rider Charges4

Optional Rider Charges4

     Premium Bonus Rider II5
        3% Bonus Option                                                           0.50%               0.40%
        4% Bonus Option                                                           0.65%               0.55%
        5% Bonus Option                                                           0.80%               0.70%
     EGMWB Rider6,7                                                               1.00%               1.00%
     GMIB/GMAB Rider7                                                             1.00%               0.75%
     EGMDB Rider
        3% Roll-Up Option                                                         0.45%               0.15%
        6% Roll-Up Option                                                         0.80%               0.40%
        Annual Step Up Option                                                     0.50%               0.20%
        Annual Step Up with 3% Roll-Up Option                                     0.55%               0.25%
        Annual Step Up with 6% Roll-Up Option                                     0.85%               0.45%
     Surrender Charge Rider II5
        4-Year Option                                                             0.80%               0.60%
        3-Year Option                                                             0.90%               0.65%
        0-Year Option                                                             1.00%               0.70%
     Estate Planning Rider7                                                       0.75%               0.30%


      1The annual maintenance fee is deducted proportionally from the accumulation value at the time of the charge. We reserve the right to change this fee, however, it will not exceed $60 per contract year. The annual maintenance fee is reflected in the examples below by a method intended to show the "average" impact of the annual maintenance fee on an investment in the Separate Account. The annual maintenance fee is deducted only when the accumulation value is less than $50,000.

      2The mortality and expense risk charge will be determined at the beginning of the contract month for each contract month. Therefore, the mortality and expense risk charge may vary from month to month depending on the accumulation value at the beginning of the contract month.

      3The administration charge may vary by investment division and ranges from 0.45% to 0.70%. Currently the fee is 0.45% for all investment divisions.
      See "Administration Fee" on page 63

      4You may select Optional Riders. You may not select a combination of riders that will result in total rider charges that exceed the maximum additional mortality and expense risk charge for optional riders of 2.00%.

      5The Premium Bonus Rider II cannot be elected in combination with the Surrender Charge Rider.

      6The guaranteed maximum charge for the EGMWB Rider only applies to the initial purchase of the rider. It does not apply if You elect to step-up the benefit or transfer into a new asset allocation model. See "Enhanced
      Guaranteed Minimum Withdrawal Benefit Rider (EGMWB)" on page 41 .

      7The EGMWB cannot be elected in combination with the GMIB/GMAB Rider or the Estate Planning Rider.


Range of Annual Operating Expenses for the Portfolios1
The next item shows the lowest and highest total operating expenses charged by the portfolio companies for the year ended December 31, 2004 (before any fee waiver or expense reimbursement). Expenses may be higher or lower in the future. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

Total Annual Portfolio Company Operating Expenses                           Lowest           Highest
(expenses that are deducted from portfolio company assets, including management fees, distribution, and/or service (12b-1) fees and other
expenses)                                                                    X.XX%            X.XX%
          1The portfolio expenses used to prepare this table were provided to Us by the fund(s).  We have not independently verified such information.  The expenses are those incurred as of the fiscal year ending
          December 31, 2004.  Current or future expenses may be higher or lower than those shown.


For information concerning compensation paid for the sale of the contracts, see
"Distribution of the Contracts" on page 78.

EXPENSE EXAMPLES

The following examples are intended to help You compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, annual maintenance fees, Separate Account annual expenses, and portfolio company operating expenses (for the year ended December 31, 2004).

Both examples assume that You invest $10,000 in the contract for the time periods indicated. The Examples also assume that Your investment has a 5% return each year. Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

Example 1: Base Contract and highest possible combination of riders are elected; guaranteed charges and highest portfolio expenses (without voluntary waivers of fees or expenses).

          (1) If You surrender or annuitize Your contract at the end of the applicable time period:
                           ------------ ------------
                           1 Year       3 Years
                           ------------ ------------

                           ------------ ------------

          (2) If You do NOT surrender Your contract:
                           ------------ ------------
                           1 Year       3 Years
                           ------------ ------------

                           ------------ ------------

Example 2: Base contract with no optional riders elected; current charge levels and lowest portfolio expenses (without voluntary waivers of fees or expenses).

          (1) If You surrender or annuitize Your contract at the end of the applicable time period:
                           ------------ ------------
                           1 Year       3 Years
                           ------------ ------------

                           ------------ ------------

          (2) If You do NOT surrender Your contract:
                           ------------ ------------
                           1 Year       3 Years
                           ------------ ------------

                           ------------ ------------

The examples do not reflect transfer fees, or premium taxes (which may range up to 3.5% depending on the jurisdiction).

These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or lower than those shown. The assumed 5% annual rate of return is purely hypothetical; past or future returns may be greater or less than the assumed hypothetical return.


FINANCIAL INFORMATION

Our financial statements, and financial statements for the Separate Account, are in the Statement of Additional Information. You may obtain a free copy of the Statement of Additional Information by checking the appropriate box on the application form, calling Us toll-free at (877) 586-0240, faxing Us at (866) 270-9565, or writing Us at Midland National Life Insurance Company, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266. A Condensed Financial Statement
section is not included in this document, as no contracts had been issued under this prospectus as of December 31, 2004.


CHARGES AND FEES

Surrender Charge
Sales expenses are not deducted from premium payments. However, a surrender charge may be assessed against premium payments when they are withdrawn, including full and partial surrenders to effect an annuity and systematic withdrawals. (See "Surrender Charges on Surrenders" on page 61.)

The length of time between the receipt of each premium payment and the surrender determines the surrender charge. For this purpose, premium payments will be deemed to be withdrawn in the order in which they are received and all partial surrenders will be made first from premium payments and then from other accumulation values. The charge is a percentage of the premium withdrawn and is as follows:

        Length of Time               Surrender
     From Premium Payment
       (Number of Years)              Charge
       -----------------              ------
               1                        7%
               2                        7%
               3                        6%
               4                        5%
               5                        4%
               6                        3%
               7                        2%
              8+                        0%


No Surrender charge will be assessed upon:

(a)       payment of death benefits;
(b)       exercise of the free look right; and
(c)       surrender of the free surrender amount.

Under Midland National's current practice, amounts withdrawn under the contract to comply with IRS minimum distribution rules are not subject to surrender charges. We reserve the right to change this practice in the future.

At the time of a withdrawal, if Your accumulation value is less than Your net premium, the surrender charge will still be assessed against the full remaining net premium amount. For example, if at the beginning of Your second contract year Your net premium was $10,000 and Your accumulation value was $8,000, then in the event of a full surrender, the second year surrender charge percentage of 7% would be charged on the $10,000 net premium amount (less the free surrender amount) and not the $8,000 accumulation value amount.

Surrenders may have tax consequences. (See "FEDERAL TAX STATUS" on page 65.)

Mortality and Expense Risk Charge
We deduct a per annum charge that ranges from 1.20% to 1.45% against all accumulation values held in the Separate Account for assuming the mortality and expense risk and other risks and expenses under the contract, including certain payments to third parties for distribution or investment advisory services. (See "Mortality and Expense Risk Charge" on page 62.)

Administration Fee
We deduct a fee that varies by investment division and ranges from 0.45% to 0.70% per annum against the accumulation value to compensate Us for the expenses associated with administration of the contract and operation of the investment divisions and other expenses under the contract including certain payments to third parties for distribution or investment advisory services. (See "Administration Fee" on page 63.)

Annual Maintenance Fee
We currently deduct an annual maintenance fee of $30 from each contract. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. We waive the annual maintenance fee for contracts with accumulation values of $50,000 or more on the contract anniversary. (See "Annual Maintenance Fee" on page 61.)

Premium Taxes
We will deduct the amount of any premium taxes levied by a state or any government entity from Your accumulation value at surrender, death or annuitization. (See "Premium Taxes" on page 65).

Optional Rider Charges
We deduct an additional fee if You select any of the optional riders available under this contract. See "FEE TABLE" on page 22.

             ADDITIONAL INFORMATION ABOUT THE BANK VARIABLE ANNUITY

SUITABILITY OF THE CONTRACTS

Because of the surrender charge and other expenses, the contracts are not appropriate for short-term investment. In addition, the contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as IRAs and 401(k) plans. The tax-deferred feature of the contracts is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the death benefit and lifetime annuity payments, make the contract appropriate for their purposes. Before purchasing a contract for use in a qualified plan, You should obtain competent tax advice both as to the tax treatment of the contract and the suitability of the investment for Your particular situation.

DEATH BENEFIT

The Bank Variable Annuity contract pays a death benefit when the annuitant or an owner dies before the maturity date if the contract is still inforce. If the oldest annuitant or owner is less than age 81 when the contract is issued, the death benefit is equal to the greater of (a) the accumulation value, or (b) total premiums minus adjustments for partial surrenders, at the time We receive due proof of death, an election of how the death benefit is to be paid, and any other documents or forms required. Adjustments for partial surrenders will reduce the death benefit in the same proportion that the partial surrender reduced accumulation value at the time of the partial surrender.

If the oldest annuitant or owner is age 81 or older when the contract is issued, the death benefit equals the accumulation value at the time We receive due proof of death, an election of how the death benefit is to be paid, and any other documents or forms required. Premium taxes may be deducted from the death benefit proceeds and We may retain any non-vested premium bonus.

If the annuitant or an owner dies on or after the maturity date, then any remaining amounts, other than amounts payable to, or for the benefit of, the owner's surviving spouse, must be paid at least as rapidly as the benefits Were being paid at the time of the annuitant's or owner's death. Other rules relating to distributions at death apply to qualified contracts.

Other death benefits are offered as options or riders.

OTHER PRODUCTS

We may offer other variable annuity contracts through Our Separate Account that also invest in some of the same portfolios. These contracts may have different charges and may offer different benefits. We encourage You to carefully consider the costs and benefits of the contract to ensure that it is consistent with Your personal investment goals and needs. To obtain more information about these contracts, contact Your agent, or call Us at (877) 586-0240.

INQUIRIES AND CORRESPONDENCE

If You have any questions about Your contract or need to make changes, then contact Your financial representative who sold You the contract, or contact Us at Our Principal Office at:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                       Phone : (877) 586-0240 (toll-free)
                        Fax : (866) 270-9565 (toll-free)

You currently may send correspondence to Us by facsimile or telephone at the numbers listed above. Currently, You may also send transaction requests to Us by facsimile, telephone at the numbers listed above. Any requests for partial withdrawals, transfers, and surrenders sent to another number may not be considered received at Our Principal Office. The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. We may revoke facsimile and telephone transaction privileges at any time for some or all contract owners.

The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the contract owner by name, social security number, date of birth of the owner or the annuitant, or other identifying information. We disclaim any liability for losses resulting from allegedly unauthorized facsimile or telephone requests that We believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others) or telephone (possible falsification of contract owner identity) when the original signed request is not sent to Our Principal Office. You bear those risks.

Facsimile and telephone correspondence and transaction requests may not always be available. Facsimile and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay Our receipt of Your request. If You are experiencing problems, You should mail Your correspondence and transaction request to Our Principal Office.

If You have authorized Your registered representative to complete transaction requests on Your behalf according to Your instructions, they can submit Your transfer requests via the internet. We reserve the right to restrict transfer requests among the 2x Funds to internet transfer requests only. If this occurs, We will notify You in writing 30-days prior to this restriction becoming effective.

Internet transactions may not always be available. The internet can experience outages or slowdowns for a variety of reasons, which may prevent or delay Our receipt of Your request. You bear that risk.

STATE VARIATIONS

Certain provisions of the contracts may be different than the general description in this prospectus. See Your contract for specific variations since any such variations will be included in Your contract or in riders or endorsements attached to Your contract. See Your agent or contact Our Principal Office for additional information that may be applicable to Your state.

                        SEPARATE ACCOUNT C AND THE FUNDS

OUR SEPARATE ACCOUNT AND ITS INVESTMENT DIVISIONS

The "Separate Account" is the Midland National Life Separate Account C, established under the insurance laws of the State of South Dakota in March 1991 and now governed by Iowa law. It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not involve any SEC supervision of its management or investment contracts. The Separate Account has a number of investment divisions, each of which invests in shares of a corresponding portfolio of the funds. You may allocate part or all of Your premiums to any of the investment divisions of Our Separate Account. (Some restrictions may apply.)

The Funds
Each of the 75 portfolios available under the contract is commonly called a mutual fund. Each one is a "series" of one of the following open-end diversified investment companies:

(c)       AIM Variable Insurance Funds,
(d)       Alger American Fund,
(e)       American Century Variable Portfolios, Inc.,
(f)       Calvert Variable Series, Inc.,
(g)       Fidelity's Variable Insurance Products Fund,
(h)       Goldman Sachs Variable Insurance Trust,
(i)       JPMorgan Series Trust II,
(j)       Janus Aspen Series,
(k)       Lord Abbett Series Fund, Inc.,
(l)       MFS(R)Variable Insurance TrustSM,
(m)       Neuberger Berman AMT Portfolios,
(n)       PIMCO Variable Insurance Trust,
(o)       Premier VIT,
(p)       Rydex Variable Trust, and
(q)       Van Eck Worldwide Insurance Trust.

Our Separate Account buys and sells the shares of each portfolio at net asset value (with no sales or surrender charge). More detailed information about the portfolios and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus, and in the fund's Statements of Additional Information. You should read the portfolios' prospectuses carefully before allocating or transferring money to any portfolio.

We may from time to time receive revenue from the funds and/or from their managers. The amounts of the revenue, if any, may be substantial, may vary from portfolio to portfolio, and may be based on the amount of Our investment in the funds. Currently these revenues range from X.XX% to X.XX% of Midland's investment in the funds.

Investment Policies Of The Funds' Portfolios
Each portfolio tries to achieve a specified investment objective by following certain investment policies. No one can promise that any portfolio will meet its investment objective. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. You bear the risk that the portfolios You have allocated amounts to will not meet their investment objectives. The objectives of the portfolios are summarized below:

----------------------------------- -----------------------------------------------------------------------------------------------
Portfolio                           Objective
-----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Financial Services Fund    Seeks capital growth.  The Fund normally invests 80% of its net assets in the equity
- Series I Shares                   securities and equity-related instruments of companies involved in the financial services sector.
----------------------------------- -----------------------------------------------------------------------------------------------
AIM V.I. Global Health Care         The fund seeks capital growth.  The fund seeks to meet its objectives by investing normally
Fund - Series I Shares              at least 80% of its assets in securities of health care industry companies.
----------------------------------- -----------------------------------------------------------------------------------------------
AIM V.I. Technology Fund -          Seeks capital growth to make an investment grow by aggressive management.  The Fund
Series I Shares                     normally invests primarily at least 80% of its net assets in the equity securities and equity-related instruments of companies that develop, produce, or distribute products or services related to health care.

----------------------------------- -----------------------------------------------------------------------------------------------
AIM V.I. Utilities Fund - Series    Seeks capital growth and current income.  The Fund normally invests 80% of its net assets
I Shares                            in the equity securities and equity-related instruments of companies engaged in utilities-related industries.
-----------------------------------------------------------------------------------------------------------------------------------
Alger American Fund
-----------------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio     Seeks long-term capital appreciation.  It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management.  Under normal circumstances, the portfolio invests primarily in the equity securities of large companies.
                                    The portfolio considers a large company to have a market capitalization of $1 billion or greater.
----------------------------------- -----------------------------------------------------------------------------------------------
Alger American Leveraged            Seeks long-term capital appreciation.  Under normal circumstances, the portfolio invests, in
AllCap Portfolio                    the equity securities of companies of any size which demonstrate promising growth potential.  The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities.  By borrowing money, the portfolio has the potential to increase its returns if the increase in value of the securities purchased exceeds the cost of borrowing including interest paid on the money borrowed.
----------------------------------- -----------------------------------------------------------------------------------------------
Alger American MidCap Growth        Seeks long-term capital appreciation.  It focuses on midsize companies with promising
Portfolio                           growth potential.  Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the
                                    S&P MidCap 400 Index(R).
----------------------------------- -----------------------------------------------------------------------------------------------
Alger American Small                Seeks long-term capital appreciation.  It focuses on small, fast growing companies that offer
Capitalization Portfolio            innovative products, services or technologies to a rapidly expanding marketplace.  Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies.  A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index(R) or the S&P SmallCap
                                    600(R) Index.
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
American Century VP Balanced        Seeks long-term growth and current income.  Invests approximately 60 percent of its assets
Fund                                in equity securities that management considers to have better than average potential for appreciation and the remainder in bonds and other fixed income securities.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Capital         Seeks capital growth by investing primarily in common stocks that management considers to
Appreciation Fund                   have better-than-average prospects for appreciation.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Income &        Seeks capital growth by investing in common stocks. Income is a secondary objective. The
Growth Fund                         Portfolio will seek to achieve its investment objective by investing in common stocks.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Inflation       Seeks long-term total return using a strategy that seeks to protect against U.S. inflation.
Protection Fund
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP                 Seeks capital growth by investing primarily in securities of foreign companies that
International Fund                  management believes to have potential for appreciation.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Large           Seeks long-term capital growth.  Income is a secondary objective.
Company Value Fund
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Mid Cap         Seeks long-term capital growth.  Income is a secondary objective.  Invests primarily in
Value Fund                          equity securities of companies that management believes to be undervalued.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Ultra(R)        Seeks long-term capital growth by investing in common stocks considered by management
Fund                                to have better-than-average prospects for appreciation.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Value           Seeks long-term capital growth with income as a secondary objective.  Invests primarily in
Fund                                equity securities of Well-established companies that management believes to be under-valued.
-----------------------------------------------------------------------------------------------------------------------------------
Calvert Variable Series, Inc.,
-----------------------------------------------------------------------------------------------------------------------------------
Calvert Variable Series Social      Seeks growth of capital through investment in stocks of issuers in industries believed to
Equity Portfolio                    offer opportunities for potential capital appreciation and which meet the Portfolio's investment and social criteria.
----------------------------------- -----------------------------------------------------------------------------------------------
Calvert Variable Series Social      Seeks to provide long-term capital appreciation by investing primarily in a nondiversified
Mid Cap Growth Portfolio            portfolio of the equity securities of mid-sized companies that are undervalued but demonstrate a potential for growth.
----------------------------------- -----------------------------------------------------------------------------------------------
Calvert Variable Series Social      Seeks to provide long-term capital appreciation by investing primarily in equity securities
Small Cap Growth Portfolio          of companies that have small market capitalization's.
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity's Variable Insurance Products Funds
-----------------------------------------------------------------------------------------------------------------------------------
VIP Asset Manager:                  Seeks to maximize total return by allocating its assets among stocks, bonds, short-term
Growth Portfolio                    instruments, and other investments.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Asset ManagerSM                 Seeks to obtain high total return with reduced risk over the long term by allocating its
Portfolio                           assets among stocks, bonds, and short-term instruments.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Balanced Portfolio              Seeks income and capital growth consistent with reasonable risk.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Contrafund(R)                   Seeks long-term capital appreciation.
Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Equity-Income                   Seeks reasonable income by investing primarily in income-producing equity securities.  In
Portfolio                           choosing these securities, the Investment Manager will consider the potential for capital appreciation.  The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Growth & Income Portfolio       Seeks high total return, combining current income and capital appreciation.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Growth Opportunities            Seeks to provide capital growth.
Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Growth                          Seeks to achieve capital appreciation.
Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
VIP High Income                     Seeks a high level of current income, while also considering growth of capital.
Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Index 500                       Seeks to provide investment results that correspond to the total return of common stocks
Portfolio                           publicly traded in the United States by duplicating the composition and total return of the
                                    Standard & Poor's Composite Index of 500 stocks.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Investment                      Seeks as high a level of current income as is consistent with the preservation of capital.
Grade Bond
Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
VIP MidCap                          Seeks long term growth of capital.
Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Money Market                    VIP Money Market Portfolio seeks as high a level of current income as is consistent with
Portfolio1                          preservation of capital and liquidity by investing in money market instruments.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Overseas                        Seeks long-term growth of capital.
Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Value Strategies Portfolio      Seeks capital appreciation.
-----------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs Variable Insurance Trust
-----------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT CORESM            Seeks long-term growth of capital.
Small Cap Equity Fund
----------------------------------- -----------------------------------------------------------------------------------------------
Goldman Sachs VIT Growth and        Seeks long-term growth of capital and growth of income.
Income Fund
----------------------------------- -----------------------------------------------------------------------------------------------
Goldman Sachs VIT MidCap            Seeks long-term capital appreciation.
Value Fund
-----------------------------------------------------------------------------------------------------------------------------------
JPMorgan Series Trust II
-----------------------------------------------------------------------------------------------------------------------------------
JPMorgan Bond Portfolio (Series     Seeks to provide high total return consistent with moderate risk of capital and maintenance
Trust II)                           of liquidity.
----------------------------------- -----------------------------------------------------------------------------------------------
JPMorgan Small Company              Seeks to provide high total return from a portfolio of small company stocks.
Portfolio (Series Trust II)
-----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series
-----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Growth and       Seeks long-term capital growth and current income.
Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Series Fund, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Growth & Income         Seeks long-term growth of capital and income without excessive fluctuations in market value.
Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
Lord Abbett International           Seeks long-term capital appreciation, invests primarily in equity securities of non-U.S.
Portfolio                           Issuers.
----------------------------------- -----------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value           Seeks capital appreciation through investments, primarily in equity securities, which are
Portfolio                           believed to be undervalued in the marketplace.
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Insurance Trust
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) Emerging Growth Series       Seeks to provide long-term growth of capital and future income.
----------------------------------- -----------------------------------------------------------------------------------------------
MFS(R) Investors Trust Series       Seeks mainly to provide long-term growth of capital and secondarily to provide reasonable current income.
----------------------------------- -----------------------------------------------------------------------------------------------
MFS(R)New Discovery Series          Seeks capital appreciation.

----------------------------------- -----------------------------------------------------------------------------------------------
MFS(R) Research Series              Seeks to provide long-term growth of capital and future income.
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT                Seeks long-term capital growth.  The portfolio manager also may consider a company's
Fasciano Portfolio                  potential for current income prior to selecting it for the fund.
----------------------------------- -----------------------------------------------------------------------------------------------
Neuberger Berman AMT                Seeks growth of capital.
Mid-Cap Growth Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
Neuberger Berman AMT                Seeks growth of capital.
Regency Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust
-----------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio      Seeks maximum total return, consistent with preservation of capital and prudent investment management.
----------------------------------- -----------------------------------------------------------------------------------------------
PIMCO VIT Low Duration              Seeks maximum total return consistent with preservation of capital and prudent investment
Portfolio                           management.
----------------------------------- -----------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio     Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
----------------------------------- -----------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio    Seeks maximum total return, consistent with preservation of capital and prudent investment management.
-----------------------------------------------------------------------------------------------------------------------------------
Premier VIT
-----------------------------------------------------------------------------------------------------------------------------------
Premier VIT OpCap Small Cap         The Portfolio invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of companies with market capitalizations under $2 billion at the time of purchase that the investment adviser believes are undervalued in the marketplace.
----------------------------------- -----------------------------------------------------------------------------------------------
Premier VIT OpCap Renaissance       The Portfolio invests generally in equity securities of companies with market capitalizations of $1 billion to $10 billion that the investment adviser or the sub-adviser believes are undervalued relative to their industry group and whose business fundamentals are expected to improve, although it may invest in companies in any capitalization range.
-----------------------------------------------------------------------------------------------------------------------------------
Rydex Variable Trust
-----------------------------------------------------------------------------------------------------------------------------------
Rydex VT Arktos Fund                The Arktos Fund seeks to provide investment results that will match the performance of a specific benchmark. The current benchmark is the inverse of the performance of the
                                    NASDAQ 100 Index(TM)(the "underlying index").  If the Fund meets its objective, the value of the Fund's shares will tend to increase during times when the value of the underlying index is decreasing.  When the value of the underlying index is increasing, however, the value of the Fund's shares should decrease on a daily basis by an inversely proportionate amount.
                                    (e.g. if then underlying index goes up by 5%, the value of the Fund's shares should go down by 5% on the day).
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Inverse Dynamic Dow        The Fund seeks to provide investment results that will match the performance of a specific
30 Fund                             benchmark on a daily basis. The Fund's current benchmark is 200% of the inverse
                                    (opposite) performance of the Dow Jones Industrial Average.
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Juno Fund                  The Fund pursues its investment objective through what is sometimes referred to as
                                    "master-feeder arrangement." The Fund invests all of its assets in the Juno Master Fund, a separate series of the Trust with an identical investment objective.
                                    Unlike a traditional index fund, the Juno Master Fund's benchmark is to perform exactly opposite its benchmark, the Long Treasury Bond. As its primary investment strategy, the
                                    Juno Master Fund enters into short sales and engages in futures and options transactions and may enter into swap agreements. On a day-to-day basis, the Juno Master Fund holds
                                    U.S. Government securities or cash equivalents to collateralize these obligations.
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Long Dynamic Dow 30        The Fund seeks to provide investment results that will match the performance of a specific
Fund                                benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the Dow Jones Industrial Average.
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Nova Fund                  The Nova Fund seeks to provide investment results that match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 150% of the performance of the S&P 500(R) Index (the "underlying index").
                                    If the Fund meets its objective, the value of the Fund's shares will tend to increase on a daily basis by 150% of the value of any increase in the underlying index. When the value of the underlying index declines, the value of the Fund's shares should also decrease on a daily basis by 150% of the value of any decrease in the underlying index (e.g., if the underlying index goes down by 5%, the value of the Fund's shares should go down by 7.5% on that day).
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT OTC Fund                   The OTC Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the NASDAQ 100 Index(R) (the
                                    "underlying index").
                                    If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by the amount of any increase in the value of the underlying index. However, when the value of the underlying index declines, the value
                                    of the Fund's shares should also decrease on a daily basis by the amount of the decrease in value of the underlying index.
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Sector Rotation Fund       The fund seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries.  Each month the Advisor, using a quantitative methodology, ranks approximately sixty-two different industries based on several measures of price momentum.  The Fund then invests in the top ranked industries.  Subject to maintaining adequate liquidity in the Fund, each industry or sector investment is intended to represent the entire industry or sector.  The Fund invests in equity securities, but may also invest in equity derivatives such as futures contracts, options and swap transactions.  The
                                    Fund may also enter into short sales.
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Tempest 500 Fund           The Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the inverse
                                    (opposite) performance of the S&P 500 Index.
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Titan 500 Fund             The Fund seesk to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the S&P 500 Index.
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT U.S. Government            The U.S. Government Bond Fund seeks to provide investment results that correspond to a
Bond Fund                           benchmark for U.S. Government securities. The Fund's current benchmark is 120% of the price movement of the Long Treasury
                                    Bond.
                                    If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by 120% of any price increase by the Long Treasury Bond. In contrast, when the price of the Long Treasury Bond declines, the value of the
                                    Fund's shares should decline on a daily basis by 120% of any price decline of the Long
                                    Treasury Bond (e.g., if the Long Treasury Bond goes down by 5%, the value of the Fund's shares should go down by 6% on that day).
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT U.S. Government            The U.S. Government Money Market Fund (the "Money Market Fund") seeks to provide
Money Market Fund1                  security of principal, high current income, and liquidity.

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Ursa Fund                  The Ursa Fund seeks to provide investment results that will inversely correlate to the performance of the S&P 500(R)Index (the "underlying index").
                                    If the Fund meets its objective, the value of the Fund's shares will tend to increase during times when the value of the underlying index is decreasing.  When the value of the underlying index is increasing, however, the value of the Fund's shares should decrease on a daily basis by an inversely proportionate amount (e.g., if the underlying index goes up by
                                    5%, the value of the Fund's shares should go down by 5% on that day).
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Velocity 100 Fund          The Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the NASDAQ 100 Index.
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Venture 100 Fund           The Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 100% of the inverse
                                    (opposite) performance of the NASDAQ 100 Index.
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Bond Fund         Seeks high total return--income plus capital appreciation--by investing globally, primarily in a variety of debt securities.
----------------------------------- -----------------------------------------------------------------------------------------------
Van Eck Worldwide Emerging          Seeks long-term capital appreciation by investing in primarily equity securities in emerging
Markets Fund                        markets around the world.  The Fund emphasizes investment in countries that have relatively low gross national product per capita, as Well as the potential for rapid economic growth.
----------------------------------- -----------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets       Seeks long-term capital appreciation by investing primarily in "hard asset securities."
Fund                                Income is a secondary consideration.  Hard asset securities are the stocks, bonds, and other securities of companies that derive at least 50% of gross revenue or profit from exploration, development, production or distribution of precious metals, natural resources, real estate, and commodities.
----------------------------------- -----------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate       Seeks to maximize return by investing in equity securities of domestic and foreign companies
Fund                                that own significant real estate assets or assets that principally are engaged in the real estate industry.
----------------------------------- -----------------------------------------------------------------------------------------------

1During periods of low interest rates, the yields of the money market investment divisions may become extremely low and possibly negative.

A I M Advisors, Inc. manages the AIM Variable Insurance Funds, Fred Alger Management, Inc. manages the Alger American Fund. American Century Investment Management, Inc. manages the American Century VP Portfolios. Calvert Asset Management Company, Inc. manages the Calvert Variable Series, Inc. Fidelity Management & Research Company manages the VIP Portfolios. Goldman Sachs Asset Management, L.P. serves as an investment adviser to the Goldman Sachs Variable Insurance Trust Funds. JPMorgan Investment Management, Inc. manages the JPMorgan Series Trust II. Janus Capital Management LLC, manages the Janus Aspen Series. Lord Abbett & Co. LLC manages the Lord Abbett Series Fund, Inc. MFS(R)Investment Management manages the MFS(R)Variable Insurance TrustSM. Neuberger Berman Management, Inc. manages the AMT Portfolios. OpCap Advisors LLC serves as the advisor to Premier VIT. Pacific Investment Management Company LLC manages the PIMCO Variable Insurance Trust. Rydex Global Advisors manages the Rydex Variable Trust. Van Eck Associates Corporation manages the Van Eck Worldwide Insurance Trust.

The funds sell their shares to Separate Accounts of various insurance companies to support both variable life insurance and variable annuity contracts, and to qualified retirement plans. We currently do not foresee any disadvantages to Our contract owners arising from this use of the funds for mixed and shared funding. The funds will monitor for possible conflicts arising out of this practice. If any such conflict or disadvantage does arise, We and/or the applicable Fund may take appropriate action to protect Your interests.

The Fund portfolios available under the contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of any of the funds' portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

The fund portfolios offered through the contract are selected by Midland National based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor that We consider during the selection process is whether the fund or one of its service providers (e.g., the investment advisor) will compensate Us for providing administrative, marketing, and support services that would otherwise be provided by the fund, the fund's investment advisor, or its distributor. (See "Distribution of the Contracts," on page 78). You are responsible for choosing the fund portfolios, and the amounts allocated to each, that are appropriate for Your own individual circumstances and Your investment goals, financial situation, and risk tolerance. Since investment risk is borne by You, decisions regarding investment allocations should be carefully considered and periodically re-evaluated.

In making Your investment selections, We encourage You to thoroughly investigate all of the information regarding the fund portfolios that is available to You, including each fund's prospectus, statement of additional informational information and annual and semi/annual reports. Other sources such as the fund's Website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations related to a fund or portfolio. You should monitor and periodically re-evaluate Your allocations to determine if they are still appropriate.

You bear the risk of any decline in the accumulation value of Your contract resulting from the performance of the portfolios You have chosen.

We do not recommend or endorse any particular portfolio or portfolios and We do not provide investment advice.

Availability of the Portfolios
We cannot guarantee that each portfolio will always be available for investment through the contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the Separate Account. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment or if, in Our judgment, further investment in any portfolio should become inappropriate, We may redeem the shares of that portfolio, and substitute share of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

AMOUNTS IN OUR SEPARATE ACCOUNT

The amount You have in each investment division is represented by the value of the accumulation units credited to Your accumulation value for that investment division. The value You have in an investment division is the accumulation unit value times the number of accumulation units credited to You. Amounts allocated, transferred or added to the investment divisions are used to purchase accumulation units. Accumulation units of an investment division are purchased when You allocate net premiums or transfer amounts to that division. Accumulation units are sold or redeemed when You make a full or partial surrender or transfer amounts from an investment division, and to pay the death benefit when the annuitant or an owner dies. We also redeem units to pay for certain charges.

We calculate the number of accumulation units purchased or redeemed in an investment division by dividing the dollar amount of the transaction by the investment division's accumulation unit value at the end of each valuation period, if it is a business day. If it is not a business day, We will use the unit value on the next business day. The number of accumulation units credited to You will not vary because of changes in accumulation unit values.

The accumulation units of each investment division have different accumulation unit values. We determine accumulation unit values for the investment divisions at the end of each valuation period. The accumulation unit value for each investment division is initially set at $10.00. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the funds. They reflect investment income, the portfolios' realized and unrealized capital gains and losses, and the funds' expenses. The accumulation unit values also reflect the daily asset charges (which includes the mortality and expense risk charge and the administration fee and optional rider fees) We deduct from Our Separate Account, some of which are based on Your accumulation value at the beginning of each contract month. The daily asset charge is currently at an effective annual rate of either 1.90% (for the basic contract only) or up to 3.90% (if You elect a rider combination with the maximum allowable mortality and expense risk charge for optional riders of 2.0%). The guaranteed maximum asset charge is 2.15% for the basic contract, or up to 4.15% with optional riders. Additional information on the accumulation unit values is contained in the SAI.

WE OWN THE ASSETS OF OUR SEPARATE ACCOUNT

We own the assets of Our Separate Account and use them to support Your contract and other variable annuity contracts. We may permit charges owed to Us to stay in the Separate Account. Thus, We may also participate proportionately in the Separate Account. The assets in the Separate Account are equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business. The obligations under the contracts are Our obligations. The income, gains and losses (realized and unrealized) of the Separate Account are credited to or charged against the Separate Account without regard to Our other income, gains, or losses. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

OUR RIGHT TO CHANGE HOW WE OPERATE OUR SEPARATE ACCOUNT

We have the right to modify how We operate the Separate Account. In making any changes, We may not seek approval of contract owners (unless approval is required by law). We have the right to:

      o add investment divisions to, or remove investment divisions from Our Separate Account;

      o     combine two or more divisions within Our Separate Account;

      o withdraw assets relating to Our variable annuities from one investment division and put them into another;

      o eliminate a portfolio's shares and substitute shares of another portfolio of the funds or another open-end, registered investment company. This may happen if the portfolio's shares are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the Separate Account's purposes. However, if required, We would first seek approval from the Securities and Exchange Commission and, the insurance regulator where the contract is delivered;

      o end the registration of Our Separate Account under the Investment Company Act of 1940;

      o operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of "interested persons" of Midland under the Investment Company Act of 1940);

      o disregard instructions from contract owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory contract. (We would do so only if required by state insurance regulatory authorities, or otherwise pursuant to insurance law or regulation); and

      o operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. In addition, We may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of any investment division, then You will be notified. We may, for example, cause the investment division to invest in a mutual fund other than or in addition to the current portfolios.

You may want to transfer the amount in that investment division as a result of changes We have made. If You do wish to transfer the amount You have in that investment division to another division of Our Separate Account, then You may do so, without charge, by writing to Our Principal office. At the same time, You may also change how Your net premiums are allocated.

                     DETAILED INFORMATION ABOUT THE CONTRACT

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The maximum issue age for the base contract is 85. However, We will issue the base contract with the Surrender Charge Rider II for issue ages 86 to 90.

To buy a contract, You must send Us an application form and an initial premium payment of at least $10,000 for non-qualified contract, or $2,000 for a qualified contract. This sale must take place through a representative who is licensed and registered to sell the contract. Once We accept Your application, You will be issued a contract that sets forth precisely Your rights and Our obligations. Additional premium payments, of at least $50 may then be made payable to Midland National Life and mailed to the Principal office. If Your application is complete, then We will accept or reject it within two business days of receipt. If the application is incomplete, then We will attempt to complete it within five business days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for delay and the premium payment will be returned immediately unless You let Us keep the premium until the application is complete. Your initial premium is held in a non-interest bearing suspense account (which is part of our general account) until Your contract is issued or Your premium is refunded.

We will allocate Your initial premium payment according to Your instructions when We receive it or accept Your application (whichever is later) at Our Principal Office. See "Transaction Cut-Off Times" on page 52 for more information on calculating the next available accumulation unit value based on the type of investment division selected in Your application.

There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling agent to forward the application to Us promptly, or because of delays in determining that the contract is suitable for You. Any such delays will affect when Your contract can be issued and when Your premium payment is allocated among the investment divisions of Our Separate Account.

We offer variable annuity contracts that have different death benefits, contract features, and optional benefits. However, these other contracts also have different charges that would affect Your investment performance and accumulation value. To obtain more information about these other contracts, contact Our Principal Office.

FREE LOOK

You generally have a 30-day Free Look period after You receive Your contract. You may review it and decide whether to keep or cancel it. If You cancel the contract, then You must return it to the agent who sold it to You or to Our Principal Office. If You cancel Your contract, then We will return:

1.        the accumulation value less any premium bonus credit, or
2.        if greater and if required by law, the full premium payment.

The length of the Free Look period may vary in certain states in compliance with specific regulations and legal requirements. The accumulation value will reflect both the positive and negative investment performance of the investment divisions of Our Separate Account chosen by You in the contract application.

TAX-FREE "SECTION 1035" EXCHANGES

You can generally exchange one annuity contract for another in a "tax-free exchange" under the Section 1035 of the Internal Revenue Code. Before making an exchange, You should compare both annuities carefully. Remember that if You exchange another annuity for the one described in this prospectus, You might have to pay a surrender charge on Your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this contract (that person will generally earn a commission if You buy this contract through an exchange or otherwise).

ALLOCATION OF PREMIUM PAYMENTS

You will specify Your desired premium allocation on the contract's application form. Your instructions in Your application will dictate how to allocate Your premiums. If an investment division is not available or requested in error, We will make inquiry about a replacement investment division. If We are unable to reach You or Your registered representative, We will consider the application incomplete. We may retain Your premium payment for up to 5 business days while attempting to complete the application. If the application cannot be completed within this time frame, We will inform You of the reason(s) for the delay. We will also return the premium payment immediately unless You consent to allow Us to hold the premium payment until the application is completed, in any case no longer than 19 total days. If You choose to have us hold the premium payment, it will be held in a non-interest bearing account.

Once the completed application is received, We will allocate the payment to the investment divisions specified by You. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in Your application will apply to all other premiums You pay, unless You change subsequent premium allocations by providing Us with written instructions. We reserve the right to limit the number of investment divisions in which You can have funds invested

Changing Your Premium Allocation Percentages
You may change the allocation percentages of Your premiums by writing to Our Principal Office and telling Us what changes You wish to make. These changes will effect transactions as of the date We receive Your request at Our Principal office. Changing Your allocation instructions will not change the way Your existing contract fund is apportioned among the investment divisions. While the Dollar Cost Averaging (DCA) program is in effect, the allocation percentages that apply to any premiums received will be the DCA allocation percentages unless You specify otherwise. (See "Dollar Cost Averaging" on page 57).

OPTIONAL RIDERS

There are several optional riders available under this contract for an additional charge. With some restrictions noted in the descriptions below, You may elect a combination of these riders as long as the additional mortality and expense risk charge for the combination of riders does not exceed 2.00% (so the total asset charge cannot exceed 3.90% currently, 4.15% on a guaranteed basis).

Some of the optional riders cannot be terminated once elected. Therefore, You should review and select optional riders carefully.

Enhanced Guaranteed Minimum Withdrawal Benefit Rider (EGMWB)
If You elect the Enhanced Guaranteed Minimum Withdrawal Benefit (EGMWB), We guarantee that each contract year You may take withdrawals up to an amount equal to the Guaranteed Payment Amount (GPA) until Your Guaranteed Payment Balance
(GPB) is depleted, even if Your accumulation value reduces to zero. This Rider also provides for an alternate guarantee during the life of the covered person (oldest owner or annuitant) specified under this Rider. This alternate benefit guarantees that each contract year during the life of the covered person You may take withdrawals up to an amount equal to the Lifetime Payment Amount (LPA), even if Your accumulation value and GPB reduce to zero. The LPA is only available after the covered person has reached age 65. Both the GPA and LPA may increase with each premium deposit and may be reduced if withdrawals within a contract year exceed either the GPA or LPA.

The GPA, LPA and GPB can increase by a bonus amount for the first five years after election of the rider. For each contract year in which no withdrawal is taken during the first five years after the rider is issued, a 6% bonus credit will be added to the GPB and could adjust the GPA and LPA; however, if total withdrawals in any of the first five contract years exceed the GPA, then the bonus credit provision will be terminated and no future bonus credits will be received.

This rider can be elected at issue or on any contract anniversary.

In exchange for this benefit, We will deduct an extra daily mortality and expense charge at an annual rate that is 1.00%. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract, unless You elect to "step-up" Your GPB. This charge is assessed against Your Separate Account accumulation value. The charges for this rider are listed in the "FEE TABLE" on page 22.

Step-Up Provisions:
After the rider has been inforce for five consecutive contract years and after every fifth contract anniversary thereafter, You have the option to "step-up" the GPB. You may "step-up" this rider until the earlier of the covered person's age 80 or the 30th Contract Anniversary after this rider is elected. This allows You to increase the GPB to equal the current accumulation value as of the eligible contract anniversary date. You have 30 calendar days after each eligible contract anniversary, to notify Us, in writing or via facsimile, that You have chosen this option. We will not accept any request to exercise the "step-up" benefit after the 30th calendar day following any eligible anniversary. You may not exercise the option to "step-up" if Your current GPB is higher than Your current accumulation value. The guaranteed maximum rider charge noted in the Fee Table only applies to the initial purchase of the rider. It does not apply if You elect to "step-up" the GPB. At the time You elect to "step-up," We may be charging more or less for this rider. Regardless of when You purchased the rider, We will charge You the current charge at the time You elect to "step-up" Your GPB. Before You decide to "step-up," You should request a current prospectus which will describe the current charge for this benefit.

Upon a Step-Up of the GPB, the GPA will equal the greater of:

      (a)   the current GPA before the Step-Up of the GPB; or

      (b)   5% multiplied by the GPB immediately after the Step-Up.

Upon a Step-Up of the GPB, the LPA will equal the greater of:

      (a)   the current LPA before the Step-Up of the GPB; or

      (b)   5% multiplied by the GPB immediately after the Step-Up.

Withdrawal Provisions:
If total Withdrawals during a contract year are less than or equal to the GPA, then the GPB will decrease by the amount of the withdrawals. If total withdrawals during a contract year exceed the GPA, then the GPB will be automatically reset to equal the lesser of:

      (a)   the contract's accumulation value after the withdrawal; or

      (b)   the GPB prior to the withdrawal minus the amount of the withdrawal.

If total withdrawals during a contract year are less than or equal to the GPA, then the GPA does not change as a result of the withdrawal. If a withdrawal causes total withdrawals during a contract year to exceed the GPA, then the GPA will become the lesser of:


      (a)   the GPA prior to the withdrawal; or

      (b)   5% multiplied by the greater of:

            1) the contract accumulation value immediately after the withdrawal; or

            2)    the GPB immediately after the withdrawal.

If total withdrawals during a contract year are less than or equal to the LPA, then the LPA does not change as a result of the withdrawal. If a withdrawal causes total withdrawals during a contract year to exceed the LPA, then the LPA will become the lesser of:

      (a)   the LPA prior to the withdrawal; or

      (b)   5% multiplied by the greater of:

            1) the contract accumulation value immediately after the withdrawal; or

            2)    the GPB immediately after the withdrawal.

Premium Deposit Provisions:
Each time an additional premium is received, the GPA will equal the greater of:

      (a)   the current GPA before the premium; or

      (b)   the lesser of:

            1)    5% multiplied by the GPB after the premium; or

            2) the current GPA before the premium plus the premium deposit including premium bonus (if any) multiplied by 5%.

Each time an additional premium is received, the LPA will equal the greater of:

      (a)   the current LPA before the premium; or

      (b)   the lesser of:

            1)    5% multiplied by the GPB after the premium; or

            2) the current LPA before the premium plus the premium deposit including premium bonus (if any) multiplied by 5%.

For the purposes of calculating benefits under this rider, no additional premium will be accepted without our prior approval if total premiums paid after rider election exceeds $500,000.

Bonus Credit Provisions:
Applies to the first five contract years after election of the EGMWB. At the end of each contract year in which a withdrawal was not taken, the GPB amount is increased by an amount equal to 6% of the original GPB (unless there were withdrawals in any contract year that exceeded the GPA).

Upon the GPB being increased by a bonus credit, the GPA will equal the greater of:

      (a)   the current GPA before the bonus credit; or

      (b)   5% multiplied by the GPB immediately after the bonus credit.

Upon the GPB being increased by a bonus credit, the LPA will equal the greater of:

      (a)   the current LPA before the Bonus Credit; or

      (b)   5% multiplied by the GPB immediately after the bonus credit.

See "Appendix I" on page 82 for examples of how the EGMWB works.

We reserve the right to restrict investment divisions at any time. If an investment division is restricted, no transfers into the restricted investment divisions will be allowed and no premiums may be allocated to the restricted investment divisions after the date of the restriction. Any amounts previously allocated to an investment division that is subsequently restricted will be unaffected by such restrictions.

We also reserve the right to limit the actual percentages allocated to certain investment divisions, to require that certain investment divisions be chosen in conjunction with other investment divisions, to limit transfers between existing investment divisions and/or to require periodic rebalancing of existing investment divisions to the required percentages.

If You do not elect this rider when You purchase the contract, You have 30-days from any contract anniversary date to notify Us, in writing or via facsimile, that You have chosen to elect this rider. The GPB will be equal to the accumulation value as of the eligible contract anniversary date. Any transactions that have occurred between the eligible contract anniversary date and rider election date could affect the GPB, GPA and LPA.

If Your IRS minimum required distribution amount exceeds Your payment amount under the EGMWB feature, You will be required to withdraw more than the EGMWB payment amount to avoid the imposition of a 50% excise tax, causing a decrease in Your GPB. You should consult with and rely on Your own tax advisor before purchasing the EGMWB rider with a qualified contract.

If You exercise the right to examine provision in the contract, You will not receive any portion of the GPB from the EGMWB.

It is not clear whether payments made after the contract's accumulation value is zero will be taxed as withdrawals or as annuity payments. Consult with and rely upon Your own tax advisor prior to purchasing this rider. See "FEDERAL TAX STATUS" on page 65 for a general description of the taxation of withdrawals and annuity payments.

This rider will terminate:

      o upon death of the annuitant or an owner unless the contract is continued under a spousal continuation option. Spousal continuation allows a surviving spouse, if named the beneficiary, to continue receiving the GPA amount until the GPB is depleted and then the rider will terminate.

      o     if You write to Us requesting termination of the rider; or

      o     if You surrender or annuitize Your contract.

If the rider terminates in the middle of a contract year, You will still have the right to withdraw Your full GPA that year. If the rider terminates for any reason other than a full surrender of the contract, We will continue the charge against Your accumulation value until the next contract anniversary date. If You surrender Your contract in the middle of a contract year the charge will terminate at that time so You will only pay a prorated proportion of the rider charge. Once this rider has terminated it cannot be elected again at a later date.

The maximum GPB for this rider is $5,000,000. The maximum issue ages are 75 for single annuitants or owners and age 80 for joint annuitants or owners. We may consider exceptions to the maximum issue ages. Each request for age exceptions will be reviewed on a case-by-case basis. We reserve the right to request additional information in order to evaluate suitability for the annuitants or owners.

The EGMWB rider may not be elected in combination with the GMIB/GMAB or the Estate Planning riders.

Premium Bonus Rider II
If You select the Premium Bonus Rider II, You may choose between a 3%, 4% or 5% premium bonus amount at the time You apply for the contract. We will apply a credit of 3%, 4% or 5%, depending on the amount chosen, to each premium payment that You make in the first contract year. In exchange for this credit, We will charge You an additional fee as shown in the table below.

------------------------------- -------------------------------
    Selected Premium Bonus          Current Premium Bonus
           Percent                          Charge
------------------------------- -------------------------------
              3%                            0.40%
------------------------------- -------------------------------
              4%                            0.55%
------------------------------- -------------------------------
              5%                            0.70%
------------------------------- -------------------------------

This charge is applied against Your Separate Account accumulation value each year during the first seven contract years. Over time, the amount of the fees may exceed the amount of the premium bonus credited. In general, in order to receive a benefit from this rider, the Separate Account must experience a certain level of positive performance over a number of years and the contract must not be surrendered during the first seven years. Generally, the higher the first year premium and the higher the rate of return, the more advantageous the Premium Bonus Rider II becomes and vice versa. (We can increase the charge up to the guaranteed maximum shown in the fee table on page 23).

Because the charge associated with the Premium Bonus Rider II will be assessed against the entire Separate Account value for the first seven contract years, contract owners who anticipate making additional premium payments after the first contract year should carefully examine the Premium Bonus Rider II and consult their financial adviser regarding its desirability. Note carefully that the charge will be assessed against the Separate Account accumulated value attributable to premium payments made in years one through seven, but no premium bonus will be credited with respect to premium payments made anytime after the first contract year.

If You exercise the right to examine provision in the contract, You will not receive any portion of the premium bonus amount. Generally, in the event of death, withdrawal, annuitization, or surrender of the contract in the first seven contract years, You or Your beneficiary(ies) will only be entitled to that portion of the premium bonus, if any, that has vested at the time the event occurs. However, by current Company practice, upon death of an owner or annuitant, Your beneficiary(ies) will receive the full bonus amount. This is not guaranteed. The amount vested will increase over the seven-year period so that, in contract years 8+, You will be entitled to 100% of the premium bonus amount. The vesting schedule for the Premium Bonus Rider II is shown in the table below.

                             VESTING OF BONUS SCHEDULE
          Contract year                      Amount Of Premium Bonus Vested
          -------------                      ------------------------------
                1                             4/12 of premium bonus amount
                2                             5/12 of premium bonus amount
                3                             6/12 of premium bonus amount
                4                             7/12 of premium bonus amount
                5                             8/12 of premium bonus amount
                6                             9/12 of premium bonus amount
                7                            10/12 of premium bonus amount
                8+                           12/12 of premium bonus amount

This vesting schedule does not apply to withdrawals made under the free surrender amount provision of Your contract.

Keep in mind, all withdrawals are taken on a first in, first out basis, which means withdrawals will be taken from the first premium received by Us and then the second premium received (if any), and so on until the total withdrawal amount is reached. Any withdrawals taken from premiums received in the first contract year will only be entitled to that portion of the premium bonus, if any, that has vested at the time the withdrawal is taken.

The Internal Revenue Code generally requires that any interest in a Qualified Contract be nonforfeitable, and it is unclear whether the optional Premium Bonus Rider II is consistent with those requirements. Consult a tax advisor before purchasing this rider as part of a Qualified Contract.

The Premium Bonus Rider II may not be elected in combination with the Surrender Charge Rider II.

Guaranteed Minimum Income and Accumulation Benefit (GMIB/GMAB) Rider
If You elect the Guaranteed Minimum Income and Accumulation Benefit (GMIB/GMAB) rider, We guarantee that, after the rider has been inforce for at least 10 years, We will pay You a guaranteed minimum income benefit (GMIB) if You elect to annuitize Your contract, and, on the 10th contract anniversary after the rider has been inforce, Your accumulation value will be increased to equal the guaranteed minimum accumulation benefit (GMAB), if it is higher than Your accumulation value.

This rider can be elected at the time of issue or on any contract anniversary after issue for an additional charge. The rider must be inforce for a minimum of 10 years before any benefit is available.

The current charge for this rider is 0.75% of accumulation value per year and is guaranteed not to exceed 1.00% per year. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.

On the 10th contract anniversary after this rider has been inforce (and only on this date), Your contract's accumulation value will be increased to the guaranteed minimum accumulation benefit (GMAB) if Your contract's accumulation value is less than the GMAB on that date.

If the rider is elected at issue, the initial GMAB will equal the initial premium payment. If this rider is elected along with the Premium Bonus Rider II at the time of issue, the GMAB will reflect the premium bonus credited to Your contract. If the GMAB is elected at a later date, the initial GMAB is equal to the current accumulation value.

The GMAB on the 10th contract anniversary after this rider has been inforce will equal:

      1.     Initial GMAB; plus
      2.     Subsequent premium deposits after rider election, if any; minus
      3.     Adjustments for partial surrenders after rider election, if any.

The GMAB adjustment for partial surrenders is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above this level will reduce the GMAB benefit by the same proportion that the partial surrender amount above the 6% level reduced the accumulation value at the time the partial surrender was taken.

If You must take IRS minimum required distributions before the rider has been inforce for ten years, Your GMAB amount will be reduced. Consult with and rely on Your own tax advisor if You are considering purchasing this rider with a qualified contract.

If the rider is elected at issue, the initial GMIB accumulated value will equal the initial premium payment. If this rider is elected along with the Premium Bonus Rider II at the time of issue, the GMIB accumulated value will reflect the premium bonus credited to Your contract. If the GMIB is elected at a later date, the initial GMIB Accumulated Value is equal to the current Accumulation Value.

If You elect to annuitize Your contract anytime after the 10 year waiting period then, except with respect to certain investment divisions as noted below the GMIB accumulated value will equal the greater of:

          (a) the GMIB Roll-Up Benefit; or
          (b) the GMIB Annual Step-up Benefit.

GMIB Roll-Up Benefit means the initial GMIB accumulated value at the time this rider is issued compounded at a rate of 6% annually until the contract anniversary after the earlier of the owner's or annuitant's 85th birthday. The GMIB roll-up benefit is increased each time a premium deposit is received during the first five years after the date the rider is issued and is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above this level will reduce the GMIB roll-up benefit by the same proportion that the partial surrender amount above the 6% level reduced the accumulation value at the time of the partial surrender.

The GMIB annual step-up benefit equals the initial GMIB accumulated value at the time this rider is elected. The GMIB annual step-up benefit is recalculated on the first contract anniversary after rider election and every contract anniversary thereafter, until the contract anniversary after the owner's or annuitant's 85th birthday. The annual step-up benefit on each contract anniversary is the greater of the current annual step-up benefit or the accumulation value on that contract anniversary. The annual step-up benefit calculated on the contract anniversary applies until the next contract anniversary, or until You make a subsequent premium deposit or partial surrender at which time it will recalculate. Any subsequent premium payments will immediately increase the annual step-up benefit. Any partial surrender will immediately decrease the annual step-up benefit. The annual step-up benefit is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above this level will reduce the GMIB step-up benefit by the same proportion that the partial surrender amount above the 6% level reduced the accumulation value at the time the partial surrender was taken. The partial surrender decrease on the annual step-up benefit could be more or less than the dollar amount withdrawn.

Certain investment divisions within the Separate Account will have a 0% rate for determining the GMIB roll-up benefit. The investment divisions with the 0% rate are:

o         -- TBD --

We reserve the right to restrict investment divisions at any time when this rider is elected. If an investment divisions is restricted, and the GMIB/GMAB rider has been elected, no transfers into the restricted investment divisions will be allowed and no premiums may be allocated to the restricted investment divisions after the date of the restriction. Any amounts previously allocated to an investment divisions that is subsequently restricted will be unaffected by such restriction. The restricted investment divisions currently are:

o         -- TBD --

The GMIB accumulated value is only used to determine the GMIB income payment upon annuitization of Your contract under the terms of this rider and is not an accumulation value that can be withdrawn as a full or partial surrender. After the 10-year waiting period and upon annuitization, the GMIB income payment amount will be the greater of:

      o the income payment available to You under the base contract without the GMIB, or;

      o the GMIB accumulated value multiplied by the GMIB income factor and then dividing by 1,000.

The GMIB income factor equals the base contract's payout factors used in the contract form under "Settlement Options" with an 8-year age set-back. An age set-back results in lower payments than without an age set-back, and the difference could be substantial.

The income payout options (both fixed and variable) available to You under this rider are:

      o     Income for life only (single or joint life with full survivorship)

      o     Income for life with 10 or 20 year certain (single life only).

Once elected, this rider cannot be terminated. This rider will only terminate:

      o on upon the death of the annuitant or owner unless the contract is continued under a spousal continuation option (spousal continuance option allows a surviving owner's spouse, if named the beneficiary, to continue the contract as the new owner; or

      o     if You surrender Your contract.

The maximum issue age for this rider is 75. The maximum annuitization age for this rider is 85.

You should note that the GMIB/GMAB rider is designed to provide a type of insurance that serves as a safety net only in the event Your accumulation value declines significantly due to negative investment performance. Depending on the performance of Your investment divisions, purchase of the GMIB/GMAB rider may not result in You receiving larger annuity payments or having a higher accumulation value than if You had not purchased the GMIB/GMAB rider.

This rider may not be elected in combination with the Enhanced Guaranteed Minimum Withdrawal Benefit rider.

See "Appendix II" on page 85 for examples of how the GMIB/GMAB rider works.

Enhanced Guaranteed Minimum Death Benefit (EGMDB) Rider
If You elect the Enhanced Guaranteed Minimum Death Benefit (EGMDB) rider on Your application, then We will guarantee, upon the death of the annuitant or an owner, We will pay the appropriate beneficiary a minimum death benefit amount based on the option You select at the time of application. Only one option can be selected. This rider can only be elected at the time of issue and, once elected, the death benefit option You select cannot be changed after issue.

The extra charge for this rider currently varies from 0.15% to 0.45% per year and is guaranteed not to exceed 0.85%. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.

The minimum death benefit options available under this rider are:

      EGMDB 3% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

      o     the death benefit available to You under the base contract; or

      o     the roll-up benefit with a 3% annual interest rate.

There is an additional mortality and expense risk charge for this option, currently 0.15% but guaranteed not to exceed 0.45%.

      EGMDB 6% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

      o     the death benefit available to You under the base contract; or

      o     the roll-up benefit with a 6% annual interest rate.

      There is an additional mortality and expense risk charge for this option, currently 0.40% but guaranteed not to exceed 0.80%.

      EGMDB Annual Step-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

      o     the death benefit available to You under the base contract; or

      o     the EGMDB Annual Step-up Benefit; or

      There is an additional mortality and expense risk charge for this option, currently 0.20% but guaranteed not to exceed 0.50%.

      EGMDB Annual Step-Up With 3% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

      o     the death benefit available to You under the base Contract; or

      o     the EGMDB Annual Step-up Benefit; or

      o     the roll-up benefit with a 3% annual interest rate.


      There is an additional mortality and expense risk charge for this option, currently 0.25% but guaranteed not to exceed 0.55%.

      EGMDB Annual Step-Up With 6% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

      o     the death benefit available to You under the base Contract; or

      o     the EGMDB Annual Step-up Benefit; or

      o     the roll-up benefit with a 6% annual interest rate.

      There is an additional mortality and expense risk charge for this option, currently 0.45% but guaranteed not to exceed 0.85%.

EGMDB roll-up benefit means the initial premium at the time this rider is elected compounded at the specified roll-up interest rate (limited to an additional 100% of premiums with adjustments for partial surrenders or until age
85). For the purposes of this rider, if You elected the Premium Bonus Rider II at the time the contract was issued, the amount of the bonus You received will not be included as part of Your initial benefit amount. The roll-up benefit is increased each time a premium deposit is received and is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above the 6% level will reduce the EGMDB Roll-Up Benefit by the same proportion that the partial surrender amount above the 6% level reduced the accumulation value at the time of the partial surrender.

The EGMDB annual step-up benefit initially equals the initial premium at the time this rider is elected. For the purposes of this rider, if You elected the Premium Bonus Rider II at the time the contract was issued, the amount of the bonus You received will not be included as part of Your initial premium amount. The EGMDB annual step-up benefit is recalculated on the first contract anniversary after rider election and every contract anniversary thereafter, until the contract anniversary after the owner's or annuitant's 85th birthday. The annual step-up benefit on the contract anniversary is the greater of the annual step-up benefit or the accumulation value on that contract anniversary. The annual step-up benefit calculated on the contract anniversary applies until the next contract anniversary, or until You make a subsequent premium deposit or partial surrender at which time it will recalculate. Any subsequent premium payments will immediately increase the annual step-up benefit. The annual step-up benefit is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one Contract Year exceed the 6% reduction level, the partial surrender amount above this 6% level will reduce the EGMDB Step-Up Benefit by the same proportion that the partial surrender amount above the 6% limit reduced the Accumulation Value at the time of the partial surrender.

Certain investment divisions within the Separate Account will have a 0% rate for determining the GGMDB Roll-up Benefit. The investment divisions with a 0% rate under this rider include:

o         -- TBD --

Once elected, You cannot terminate this rider. This rider will only terminate:

      o upon the death of the annuitant or an owner unless the contract is continued under a spousal continuation option (spousal continuance allows the surviving owner's spouse, if named the beneficiary, to continue the contract as the new owner), or

      o     if You surrender the contract.

The maximum issue age for this rider is 75.

You should note that the EGMDB is designed to provide a type of insurance that serves as a safety net only in the event Your accumulation value declines significantly due to negative investment performance. Depending on the performance of Your Investment Divisions, the purchase of this rider may not result in Your beneficiary receiving a larger death benefit than if You had not purchased the EGMDB rider.

Surrender Charge Rider II
If You elect this rider on Your application, You have three choices regarding the duration of the surrender charge period (the number of years the surrender charge remains in effect). You have the option of shortening the regular surrender charge period of seven years to four years, three years or none (no surrender charge). There is an extra charge for this rider as noted in the "FEE TABLE" on page 22. The amount of the charge depends on which shorter period You choose, as indicated below. The charge is a percentage (specified below) of the average daily accumulation value, and the charge remains in effect until the contract is terminated.

You can elect this rider only when You purchase the contract.

This rider cannot be elected in combination with the Premium Bonus Rider II.

          Four-Year Surrender Charge Period:

          The schedule for the four-year surrender charge period is as follows:


        Length of Time from
          Premium Payment               Surrender
         (number of years)                Charge
         -----------------                ------
                 1                          7%
                 2                          7%
                 3                          6%
                 4                          5%
                 5+                         0%


          Three-Year Surrender Charge Period:

          The schedule for the three-year surrender charge period is as follows:


        Length of Time from
          Premium Payment               Surrender
         (number of years)                Charge
         -----------------                ------
                 1                          7%
                 2                          7%
                 3                          6%
                 4+                         0%


          Zero Year Surrender Charge Period

          The "zero year" surrender charge period means there is no surrender charge, even in the first contract year.


Estate Planning Rider
If You elect this rider on Your application, then We will provide an extra death benefit of 40% of the gain (if any) in this contract upon the death of the annuitant or an owner prior to the maturity date. Gain is calculated by comparing Your net premiums to Your accumulation value at the time of Your death. This rider is only available for non-qualified contracts.

This rider may not be elected in combination with the EGMWB rider.

The maximum extra death benefit is limited to 50% of the net premiums. If You have no gain when the death benefit is calculated, then Your beneficiary will receive no benefit. For either the oldest owner or annuitant the maximum issue age for this rider is age 75.

We will deduct an additional daily charge against Your Separate Account accumulation value (until the maturity date) at the annual rate listed in the Fee Table. We continue to deduct this charge even during periods when there is no gain in the accumulation value and, therefore, no benefits available.

YOUR ACCUMULATION VALUE

Your accumulation value is the sum of Your amounts in the various investment divisions of Our Separate Account. Your accumulation value reflects the investment performance of the portfolios in the investment divisions, any premium payments made, any surrenders, any transfers, withdrawals, and any charges assessed in connection with the contract. There is no guaranteed minimum accumulation value. You bear the investment risk. An investment division's performance will cause Your accumulation value to go up or down. Transaction and surrender charges are made on the effective date of the transaction. Charges against Our Separate Account are reflected daily.

Transaction Cut-Off Times
We have established specific cut-off times that will allow Us to process Your financial transaction requests as of the end of each valuation period. The deadline depends on the type of financial transaction and type of investment division (2x Fund or a non-2x Fund).

Financial transactions must be in good order. Financial transactions include premium deposits, death benefits, full or partial surrender requests, transfers, dollar cost averaging programs, portfolio rebalancing, and systematic withdrawals. Financial transactions may include only 2x Funds, only non-2x Funds, or a combination of both 2x Funds and non-2x Funds. When certain financial transaction includes both types of investment divisions, each respective portion of the transaction will receive the next available accumulation unit value for that type of investment division.

For all investment divisions, except 2x Funds premium deposits, death benefits, completed full or partial surrender requests, and transfers requests received at Our Principal Office by 2:00 p.m. Central Time on a business day will receive the accumulation unit value calculated at the close of that day's regular trading on the New York Stock Exchange (generally 3:00 p.m. Central Time). Premium deposits, death benefits, completed full or partial surrender requests, and transfer requests received at Our Principal Office, after 2:00 p.m. Central time will receive the accumulation unit value calculated at of the close of the next following regular trading session of the New York Stock Exchange. See definition of "Business Day" on page 7.

The 2x Funds are valued twice a day, once in the morning and once in the afternoon. For the morning valuation period, premium deposits, death benefits, completed full or partial surrender requests, and transfer requests received at Our Principal Office before 9:00 a.m. Central Time on any business day and after 2:00 p.m. Central Time on the previous business day will receive the accumulation unit value calculated at the close of that morning's valuation period (usually 9:45 a.m. Central Time). For the afternoon valuation period, premium deposits, death benefits, completed full or partial surrenders, and transfer requests received at Our Principal Office after 9:00 a.m. Central Time on any business day and before 2:00 p.m. Central Time on that same business day will receive the accumulation unit value calculated at the close of that business day's regular trading session of the New York Stock Exchange (usually 3:00 p.m. Central Time). See the definition of business day in the "DEFINITIONS" section on page 7. All scheduled Dollar Cost Averaging, Portfolio Rebalancing, and Systematic Withdrawal financial transactions received on any business day will be treated as if received after 9:00 a.m. Central Time and before 2:00 p.m. Central Time on any business day and will receive the accumulation unit value calculated at the close of that business day's regular trading session of the New York Stock Exchange (usually 3:00 pm. Central Time).

The cut-off times for completed transfer requests varies depending on the medium used to transmit Your request and the type of investment division involved in the transfer. Generally, We extend the cut-off time to 25 minutes prior to the valuation time (generally 9:20 a.m. Central Time for the morning valuation period and 2:35 p.m. Central Time for the afternoon valuation period) only for transfers submitted electronically through the Company's internet Web site. The morning valuation period only applies to the 2x Funds. Internet functionality is available only for registered representatives with respect to Owners who have authorized their registered representative to make transfers on their behalf. See "Transfers of Accumulation Value" below.

The morning valuation period only applies for internet transfer requests from one 2X fund to another. If the internet transfer request includes any other investment division that is not part of the 2X Fund group, there is only one valuation period from the close of regular trading on the New York Stock Exchange on one business day to the close of regular trading on the New York Stock Exchange on the next business day.

Transfers of Accumulation Value
You generally may transfer amounts among the investment divisions prior to maturity date.

You may make an unlimited number of transfers of accumulation value in each contract year prior to the maturity date (subject to the "Transfer Limitations" on page 53).

The minimum transfer amount is $200 or 100% of an investment division if less than $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum.

See the definition of business day and valuation period in the "DEFINITIONS" section on page 7. See "Transaction Cut-Off Times" above.

After the annuitization, You can make only two transfers per contract year and only among the investment divisions of the Separate Account.

We reserve the right to terminate, modify, and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific contract owners if required by Our business judgment or in accordance with applicable law.

TRANSFER LIMITATIONS

Frequent, large, programmed, or short-term transfers among investment divisions, such as those associated with "market timing" transactions, can adversely affect the portfolios and the returns achieved by contract owners. In particular, such transfers may dilute the value of the portfolios' shares, interfere with the efficient management of the portfolios' investments, and increase brokerage and administrative costs of the portfolios. In order to try to protect Our contract owners and the portfolios from potentially harmful trading activity, We have implemented certain market timing policies and procedures (the "market timing procedures"). Our market timing procedures are designed to detect and prevent frequent or short-term transfer activity among the investment divisions of the Separate Account that may adversely affect other contract owners or portfolio shareholders.

More specifically, currently Our market timing procedures are intended to detect potentially harmful trading or transfer activity by monitoring for any two interfund transfer requests on a contract within a five business day period, in which the requests are moving to and from identical subaccounts (for example, a transfer from MFS VIT New Discovery Series to Fidelity VIP Money Market, followed by a transfer from Fidelity VIP Money Market back to MFS VIT New Discovery within five business days).

We may periodically review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters. When We identify a second trade within five days of the first, We will review those transfers (and other transfers in the same contract) to determine if, in Our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful. We will honor and process the second transfer request, but if We believe that the activity is potentially harmful, We will suspend that contract's transfer privileges and We will not accept another transfer request for 14 business days. We will attempt to inform the contract owner (or Registered Representative) by telephone that their transfers have been deemed potentially harmful to others and that their transfer privilege is suspended for 14 days. If We do not succeed in reaching the contract owner or Registered Representative by phone, We will send a letter by first class mail to the contract owner's address of record.

In addition to Our own market timing procedures, managers of the investment portfolios might contact Us if they believe or suspect that there is market timing or other potentially harmful trading, and, if so, We will take appropriate action to protect others. In particular, We may, and We reserve the right to, reject or reverse a potentially harmful transfer. If so, We will inform the contract owner and/or Registered Representative. The contract owner will bear any investment loss involved in a reversal.

To the extent permitted by applicable law, We reserve the right to delay or reject a transfer request at any time that We are unable to purchase or redeem shares of any of the portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of their shares on the part of the managers of the investment portfolios as a result of their own policies and procedures on market timing activities or other potentially abusive transfers. If this occurs, We will attempt to contact You by telephone for further instructions. If We are unable to contact You within 5 business days after We have been advised that Your transfer request has been refused or delayed by the investment portfolio manager, the amount intended for transfer will be retained in or returned to the originating investment division. You should read the prospectuses of the portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In Our sole discretion, We may revise Our market timing procedures at any time without prior notice as We deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other contract owners or portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We may change Our parameters to monitor for a different number of transfers with different time periods, and We may include other factors, such as the size of transfers made by contract owners within given periods of time, as Well as the number of "round trip" transfers into and out of particular investment divisions. For purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, We may aggregate transfers made in two or more contracts that We believe are connected (for example, two contracts with the same owner, or owned by spouses, or owned by different partnerships or corporations that are under common control, etc.).

We do not include transfers made pursuant to the dollar cost averaging program and portfolio rebalancing program in these limitations. We may vary Our market timing procedures from investment division to investment division, and may be more restrictive with regard to certain investment divisions than others. We may not always apply these detections methods or limitations to investment divisions investing in portfolios that, in Our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

We reserve the right to place restrictions on the methods of implementing transfers for all contract owners that We believe might otherwise engage in trading activity that is harmful to others. For example, We might only accept transfers by original "Wet" contract owner signature conveyed through the U.S. mail (that is, We can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means). We also reserve the right to implement and administer redemption fees imposed by one or more of the portfolios in the future. Without limiting the generality of the forgoing, We do not intend to apply these frequent trading detection methods or restrictions to the Rydex VT investment divisions (excluding the Rydex VT Sector Rotation Fund) because these investment divisions are designed for frequent transfers. See the prospectuses for these portfolios for more information.

Contract owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the contract may also limit Our ability to restrict or deter harmful transfers. Furthermore, the identification of contract owners determined to be engaged in transfer activity that may adversely affect other contract owners or portfolios' shareholders involves judgments that are inherently subjective. Accordingly, despite Our best efforts, We cannot guarantee that Our market timing procedures will detect every potential market timer. Some market timers may get through our controls undetected and may cause dilution in unit values for others. We apply Our market timing procedures consistently to all contract owners without special arrangement, waiver, or exception. We may vary Our market timing procedures among Our other variable insurance products to account for differences in various factors, such as operational systems and contract provisions. In addition, because other insurance companies and/or retirement plans may invest in the portfolios, We cannot guarantee that the portfolios will not suffer harm from frequent, programmed, large, or short-term transfers among investment divisions of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

SURRENDERS

You may withdraw all or part of Your surrender value by sending Us a written request at Our Principal office. The surrender value is the Separate Account accumulation value less non-vested premium bonus (if any), minus any applicable surrender charges and annual maintenance fee. In some states a premium tax charge may also be deducted. (Surrenders may be restricted by a retirement plan under which You are covered.) Partial surrenders from an investment division must be made in amounts of $500 or more (except for systematic withdrawals described below) and cannot reduce Your accumulation value to less than $500. If a partial surrender results in less than $500 remaining, then the entire accumulation value must be withdrawn. For a full surrender, You must send in Your contract with Your surrender request.

Any applicable surrender charge, non-vested premium bonus (if any), and any required tax withholding will be deducted from the amount paid. In addition, upon full surrender an annual maintenance fee (and possibly a premium tax charge) may be subtracted.

Generally, for all investment divisions except the 2x Funds, completed surrender requests received at Our Principal Office are priced at the next available accumulation unit value. See "Transaction Cut-Off Times" on page 52

We will generally pay the surrender amount from the Separate Account within seven days after We receive a properly completed surrender request in good order. We may defer payment for a longer period only when:

      o trading on the New York Stock Exchange is restricted as defined by the SEC;

      o the New York Stock Exchange is closed (other than customary Weekend and holiday closing);

      o an emergency exists as defined by the SEC as a result of which disposal of the Separate Account's securities or determination of the net asset value of each investment division is not reasonably practicable; or

      o for such other periods as the SEC may by order permit for the protection of owners.

See "When We Pay Proceeds From This Contract" on page 77.

If We defer payment for 30 or more days, then during the period of deferment, We will pay interest at the rate required by the jurisdiction in which this contract is delivered.

Unless You specify otherwise, Your partial surrender will be allocated among all investment divisions in the same proportion as Your accumulation value bears to each investment division. This allocation is subject to minimum amount requirements.

The surrender charge will be determined without reference to the source (the investment division) of the partial surrender. The charge will be based on the length of time between premium payments and surrenders. (See "Surrender Charges on Surrenders" on page 61.)

A surrender will generally have Federal income tax consequences that can include income tax penalties and tax withholding. You should consult Your tax advisor before making a surrender. (See "FEDERAL TAX STATUS" on page 65.)

Surrenders may be restored under certain types of qualified contracts. If allowed, the restoration will be effective as of the date that surrender proceeds are returned to Midland National.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 provides that, in the case of a married participant, a surrender request must include the consent of the participant's spouse. This consent must contain the participant's signature and the notarized or properly witnessed signature of the participant's spouse. These spousal consent requirements generally apply to married participants in most qualified pension plans, including plans for self-employed individuals that are considered employee pension benefit plans under the Employee Retirement Income Security Act of 1974 (ERISA). You should check the terms of Your retirement plan and consult with a tax advisor before making a surrender. (See "FEDERAL TAX STATUS" on page 65.)

DOLLAR COST AVERAGING

Generally, the Dollar Cost Averaging (DCA) program enables You to make monthly or quarterly transfers of a predetermined dollar amount from the DCA source account (any investment division) into one or more of the investment divisions.

The DCA program may reduce the impact of market fluctuations by allocating monthly or quarterly, as opposed to allocating the total amount at one time. Since We transfer the same dollar amount to Investment Divisions each month or quarter, more units of an Investment Division are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, We cannot guarantee this. This plan of investing does not insure a profit or protect against a loss in declining markets, and You should consider Your tolerance for investing through periods of fluctuating price levels. The minimum monthly or quarterly amount to be transferred using DCA is $200.

You can elect the DCA program at any time. You must complete the proper request forms and send them to Our Principal office, and there must be a sufficient amount in the DCA source account. You can get a sufficient amount by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account. Copies of the DCA request form can be obtained by contacting Us at Our Principal office. The DCA election will specify:

      o     the DCA source account from which transfers will be made,

      o that any money received with the form is to be placed into the DCA source account,

      o the total monthly or quarterly amount to be transferred to the other investment divisions, and

      o how that monthly or quarterly amount is to be allocated among the investment divisions.

The DCA request form must be received with any premium payment You intend to apply to DCA. Once You elect DCA, additional net premiums can be deposited into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.

Any net premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a contract year.

If it is requested when the contract is issued, then DCA will start at the beginning of the second contract month. If it is requested after issue, then DCA will start at the beginning of the next contract month after the request is received. DCA will not begin until the end of the free look period.

We will process DCA transfers for a minimum of 12 months and a maximum of 24-months. You may continue to participate in the DCA program beyond the 24-month period by providing Us with written authorization at the end of each 24 month time period. DCA automatically terminates on the maturity date.

You may stop the DCA program at any time by sending Us written notice. We reserve the right to modify, suspend, or end the DCA program by sending You one month's written notice. We may in the future offer additional Investment Divisions or withdraw any Investment Division from the Dollar Cost Averaging program.

We do not charge any specific fees for You to participate in a DCA program.

PORTFOLIO REBALANCING

The Portfolio Rebalancing option allows contract owners, who are not Dollar Cost Averaging, to have Us automatically reset the percentage of accumulation value allocated to each investment division to a pre-set percentage level on a monthly, quarterly, semi-annual, or annual basis. The Portfolio Rebalancing option is subject to the transfer limitations. Portfolio Rebalancing will not occur during the Free Look period. If You elect this option, then on the date of each month or quarter that is the same as Your contract anniversary date, We will transfer the amounts needed to "rebalance" the accumulation value to Your specified percentages. Rebalancing may result in transferring amounts from an investment division earning a relatively high return to one earning a relatively low return.

Portfolio Rebalancing will remain in effect until We receive Your written termination request. We reserve the right to end the Portfolio Rebalancing option by sending You one month's notice. Contact Us at Our Principal office to elect the Portfolio Rebalancing option.

There is no charge for Portfolio Rebalancing and a Portfolio Rebalancing transfer is not considered a transfer for purposes of possibly assessing a transfer charge.

SYSTEMATIC WITHDRAWALS

The Systematic Withdrawal feature allows You to have a portion of the accumulation value withdrawn automatically. These payments can be made only: (1) while the annuitant or owner is living, (2) before the maturity date, and (3) after the Free Look period. You may elect this option by sending a properly completed Preauthorized Systematic Withdrawal Request Form to Our Principal Office. You may designate the systematic withdrawal amount or the period for systematic withdrawal payments. You will also designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See Your contract for details on systematic withdrawal options and when each begins.

If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then We will process Your withdrawal at the unit value determined at the close of the next regular trading session of the New York Stock Exchange. The deduction caused by the systematic withdrawal will be allocated proportionately to Your accumulation value in the investment divisions.

You can stop or modify the systematic withdrawals by sending Us a written request. A proper written request must include the consent of any effective assignee or irrevocable beneficiary, if applicable.

Each systematic withdrawal must be at least $200. Each request for withdrawal of amounts less than $200 will be reviewed on a case-by-case basis. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $200. Upon payment, We reduce Your accumulation value by an amount equal to the payment proceeds plus any applicable surrender charge. (See "Surrender Charges on Surrenders" on page 61). The surrender charge applies to systematic withdrawals in excess of the free surrender amount in the same manner as it applies to other partial surrenders. The Premium Bonus Rider II vesting schedule also applies.

By current Company practice, systematic withdrawals taken to satisfy IRS required minimum surrenders and paid under a life expectancy option will not be subject to a surrender charge. We reserve the right to change this practice in the future. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the free surrender amount. Any systematic withdrawal that would equal or exceed the surrender value will be treated as a complete surrender. In no event will the payment of a systematic withdrawal exceed the surrender value. The contract will automatically terminate if a systematic withdrawal causes the contract's surrender value to equal zero. (See the "Enhanced Guaranteed Minimum Withdrawal Benefit Rider (EGMWB)" on page 12 and "Guaranteed Minimum Income and Accumulation Benefit (GMIB/GMAB) Rider" on page 45 for additional information on withdrawals in excess of any guaranteed amounts.)

To the extent, if any, that there is gain in the contract, systematic withdrawals generally are included in the contract owner's gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 1/2. Additional terms and conditions for the systematic withdrawal program are set forth in Your contract and in the application for the program.

FREE SURRENDER AMOUNT

You may withdraw up to 10% of Your accumulation value as of the most recent contract anniversary each contract year without incurring a surrender charge in each contract year. Generally, if this option is not exercised or if less than 10% is withdrawn, any unused amount will not be carried over to a subsequent contract year. A withdrawal may have Federal income tax consequences that can include income tax penalties and tax withholding. (See "FEDERAL TAX STATUS" on page 65.)

Waiver of Surrender Charges for Nursing Home Confinement Rider
This rider will be attached to all contracts issued to annuitants aged 75 or less at no additional charge. After the first contract year, We guarantee that this rider will increase the annual free surrender amount available under this contract from 10% of Your accumulation value to 20% if the annuitant is confined to a qualified nursing care center for a period of at least 90 days providing that the confinement is medically necessary. If there are joint annuitants, this Rider may be exercised once for either the first or second annuitant to become confined to a qualified nursing care center, but not for both.

Qualified nursing care centers are defined in the rider attached to Your contract. We will require proof of confinement prior to authorizing this benefit.

This rider will terminate immediately upon the earliest of:

      o     Exercising the benefit for a covered annuitant;

      o     Termination of the base annuity;

      o     Maturity of the base annuity;

      o The date We receive Your written notice requesting termination of the rider; or

      o Death of the annuitant or an owner unless the contract is continued under a spousal continuance option and this rider has not been previously exercised. Spousal continuance allows a surviving owner's spouse, if named the beneficiary of the base annuity contract, to continue the contract as the new owner.

DEATH BENEFIT

If the annuitant or an owner dies before the maturity date and while the contract is still inforce, We will pay the death benefit to the beneficiary once We receive (at Our Principal office) satisfactory proof of the annuitant's or owner's death, an election of how the death benefit is to be paid, and any other documents or forms required. Once You choose a Death Benefit, You cannot change it.

If the annuitant, who is not an owner, dies prior to the maturity date, the death benefit must be paid within one year of the annuitant's death. For joint annuitants the death benefit is paid upon the second death.

If an owner dies prior to the maturity date, then the death benefit must be paid within 5 years of the owner's death (other than amounts payable to, or for the benefit of, the surviving spouse of the owner). For joint owners the death benefit is paid upon the first death.

The value of the death benefit, as described below, will be determined based on the accumulation value on the business day that Our Principal office receives proof of death, an election of how the death benefit is to be paid and any other documents or forms required.

Unless a payment option is selected and all other required forms and documentation are received within 90 days after We receive proof of death, the death benefit will be paid as a lump sum calculated as of that date.

When a death benefit is paid on the death of the annuitant and a payment option is selected within 60 days after the annuitant's death, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee's life expectancy, and payments must begin within one year of the date of death.

When a death benefit is paid on the death of an owner or a joint owner and a payment option is selected, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee's life expectancy, and payments must begin within one year of the date of death.

If the annuitant or an owner dies on or after the maturity date, then any remaining amounts, other than amounts payable to, or for the benefit of, the owner's surviving spouse, must be paid at least as rapidly as the benefits Were being paid at the time of the annuitant's or owner's death. Other rules relating to distributions at death apply to qualified contracts.

If joint owners or joint annuitants die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first. In the event of simultaneous death of the owner and an annuitant, the owner is presumed to have died first, and the owner's beneficiary would be paid the death benefit.

If the oldest annuitant or an owner is less than age 81 at the time of issue, the death benefit paid to the beneficiary will be the greatest of:

      (a) the accumulation value when We receive due proof of death, an election of how the death benefit is to be paid and any other documentation or forms required; or

      (b) 100% of the total premium payments made to Your contract minus adjustments for partial surrenders. Adjustments for partial surrenders will reduce the death benefit in the same proportion that the partial surrender reduced the accumulation value at the time of the partial surrender.

If the oldest annuitant or owner is age 81 or older at the time of issue, the death benefit paid to the beneficiary will be the accumulation value when We receive due proof of death, an election of how the death benefit is to be paid and any other required documentation or forms.

If the annuitant or an owner dies on or after the maturity date, We will pay any remaining amounts, other than amounts payable to or for the benefit of the owner's surviving spouse at least as rapidly as the benefits Were being paid at the time of the annuitant's or owner's death. Other rules relating to distributions at death apply to qualified contracts. death. Other rules relating to distributions at death apply to qualified contracts.

Naming different persons as owner and annuitant can affect whether the death benefit is payable, the amount of the benefit, and who will receive it. Use care when naming owners, annuitants, and beneficiaries, and consult Your registered representative if You have questions.

Premium taxes may be deducted from the death benefit proceeds and We may retain any non-vested portion of the premium bonus.

PAYMENT OF DEATH BENEFITS

In most cases, when a death benefit is paid in a lump sum, We will pay the death benefit by establishing an interest bearing account, called the "Midland Access Account" for the beneficiary, in the amount of the death benefit. We will send the beneficiary a checkbook, and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our fixed account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of Our fixed account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Account.

                          CHARGES, FEES AND DEDUCTIONS

SURRENDER CHARGES ON SURRENDERS

We may deduct a surrender charge from any full or partial surrender (including a surrender to effect an annuity and on systematic withdrawals) that exceeds the free surrender amount. This charge partially reimburses Us for the selling and distributing costs of this contract. These include commissions and the costs of preparing sales literature and printing prospectuses. If the surrender charge is insufficient to cover all distribution expenses, then the deficiency will be met from Our surplus that may be, in part, derived from mortality and expense risks charges (described below). For the purpose of determining the surrender charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any (and without regard to allocations of premiums or surrenders among investment divisions). Premium payments are considered withdrawn in the order that they Were received. There is no surrender charge on the investment earnings (if any) withdrawn.

The length of time between each premium payment and surrender determines the amount of the surrender charge.

The charge is a percentage of the premiums withdrawn and equals:

        Length of Time from
          Premium Payment               Surrender
         (number of years)                Charge
         -----------------                ------
                 1                          7%
                 2                          7%
                 3                          6%
                 4                          5%
                 5                          4%
                 6                          3%
                 7                          2%
                 8+                         0%

At the time of withdrawal, if Your accumulation value is less than Your net premium, the surrender charge will still be assessed against the full remaining net premium amount. See "Surrender Charge" on page 25.

Under Midland National's current Company practice, amounts withdrawn under the contract to comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. We reserve the right to change this practice in the future. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the free surrender amount.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge for mortality and expense risks at an effective annual rate that ranges from 1.20% up to 1.45% of the accumulation values in the Separate Account. The amount of this charge is based on the accumulation value. If Your accumulation value is less than $25,000, the mortality and expense risk charge is 1.45% of the accumulation value. If Your accumulation value is equal to or greater than $25,000 but less than $100,000, the mortality and expense risk charge is 1.30% of the accumulation value. If Your accumulation value is $100,000 or more, the mortality and expense risk charge is 1.20% of the accumulation value.

At the beginning of each contract month, the mortality and expense risk charge will be determined. Therefore, the mortality and expense risk charge may vary from month to month depending on the accumulation value determined at the beginning of each contract month but is guaranteed never to be more than 1.45% on the base contract.

This charge compensates Us for assuming certain mortality and expense risks and for certain expenses. The investment division's accumulation unit values and annuity unit values reflect this charge. We expect to profit from this charge. We may use the profit for any purpose, including paying distribution expenses. However, the maximum range of this charge (1.20% to 1.45%) is guaranteed for the life of the contract and may not be increased. We will continue to deduct this charge after the maturity date if You select a variable annuity option.

The mortality risk We bear arises, in part, from our obligation to make monthly annuity payments regardless of how long all annuitants or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in Your contract. This assures You that neither the longevity of the annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the annuitant will receive under the contract. Our obligation, therefore, relieves the annuitant from the risk that he or she will outlive the funds accumulated for retirement. The mortality risk also arises, in part, because of the risk that the death benefit may be greater than the accumulation value. We also assume the risk that other expense charges may be insufficient to cover the actual expenses We incur. We may also use proceeds from this charge to cover distribution expenses and payments to third parties who provide advisory or other services to contract owners.

ADMINISTRATION FEE

We deduct a daily administration fee equal to an annual percentage rate of each investment division's average daily net assets. The purpose of this charge is to compensate Us for the expenses associated with administration of the Contract and operation of the investment divisions and other expenses. The administration fee can vary by investment division. The current administration fee for all investment divisions is 0.45% and this fee can be increased but is guaranteed not to exceed 0.70%. We may also use proceeds from this charge to cover payments to third parties who provide investment advisory or other services to Contract owners.

ANNUAL MAINTENANCE FEE

We deduct an annual maintenance fee of $30 on each contract anniversary on or before the maturity date. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. We waive the annual maintenance fee if Your accumulation value is $50,000 or more on the contract anniversary. This charge is for Our record keeping and other expenses incurred in maintaining the contracts. At the end of each contract year We deduct this charge proportionally from each investment division. If the contract is surrendered during a contract year and the accumulation value is less than $50,000, then We will deduct the full annual maintenance fee for the current contract year at that time. We will not deduct the annual maintenance fee in the event of annuitization or death.

We may reduce the annual maintenance fee for contracts issued in a manner that results in a savings of administrative expenses. The amount of reductions will be considered on a case-by-case basis and reflect Our expected reductions in administrative expenses.

OPTIONAL RIDER CHARGES

EGMWB Rider We deduct an extra charge on a daily basis if You select the optional GMWB, as a percentage, at an annual rate of 1.00% of the value in the Separate Account. However, the charge shown on Your contract when this rider is elected is guaranteed for the life of Your contract, unless You elect to "step-up" Your GPB.

Premium Bonus Rider II
We deduct an extra charge on a daily or other periodic basis if You select the optional Premium Bonus Rider II, as a percentage of the accumulation value in the Separate Account. Currently these rates are at annual rates of 0.40% for the 3% option, 0.55% for the 4% option and 0.70% for the 5% option. We reserve the right to charge a maximum annual rate of .50% for the 3% option, 0.65% for the 4% option and 0.80% for the 5% option. However, the charge shown on Your contract when this rider is elected is guaranteed for the life of Your contract.

GMIB/GMAB Rider
We deduct an extra charge on a daily or other periodic basis if You select the optional GMIB/GMAB Rider, as a percentage, currently at an annual rate of 0.75% of the accumulation value in the Separate Account. We reserve the right to charge a maximum annual rate of 1.00% of the accumulation value in the Separate Account. However, the charge shown on Your contract when this rider is elected is guaranteed for the life of Your contract.

EGMDB Rider
We deduct an extra charge on a daily or other periodic basis if You select the optional EGMDB Rider, as a percentage of the accumulation value of the Separate Account. Currently these rates are at an annual rates of 0.15% for the 3% Roll-Up Option, 0.40% of the 6% Roll-Up Option, 0.20% for the Annual Step-Up Option, 0.25% for the Annual Step-Up with 3% Roll-Up option, 0.45% for the Annual Step-Up with 6% Roll-Up Option. We reserve the right to increase these charges and to charge up to the maximum annual rates of 0.45% for the 3% Roll-Up Option, 0.80% of the 6% Roll-Up Option, 0.50% for the Annual Step-Up Option, 0.55% for the Annual Step-Up with 3% Roll-Up option, 0.85% for the Annual Step-Up with 6% Roll-Up Option. However, the charge shown on Your contract when this rider is elected is guaranteed for the life of Your contract.

Surrender Charge Rider II
We deduct an extra charge on a daily or other periodic basis if You select the optional Surrender Charge Rider II, as a percentage of the accumulation value in the Separate Account. Currently these rates are at annual rates of 0.60% for the 4-year option, 0.65% for the 3-year option, and 0.70% for the 0-year option. We reserve the right to increase these charges and to charge up to the maximum annual rates of 0.80% for the 4-year option, 0.90% for the 3-year option, and 1.00% of the accumulation value for the 0-year option. However, the charge shown on Your contract when this rider is elected is guaranteed for the life of Your contract.

Estate Planning Rider
We deduct an extra charge on a daily or other periodic basis if You select the optional Estate Planning Rider, as a percentage, currently at an annual rate of 0.30% of the accumulation value in the Separate Account. We reserve the right to increase this charge to a maximum annual rate of 0.75% of the accumulation value in the Separate Account. However, the charge shown on Your contract when this rider is elected is guaranteed for the life of Your contract.

TRANSFER CHARGE

We do not charge You for making transfers of accumulation value among investment divisions.

CHARGES IN THE FUNDS

The funds charge their portfolios for managing investments and providing services. The portfolios may also pay operating expenses. Each portfolio's charges and expenses vary. Some portfolios may also impose redemption fees, which We would deduct directly from Your accumulation value. See the funds' prospectuses for more information.

PREMIUM TAXES

Midland National will deduct from Your accumulation value at surrender, death or annuitization a charge for any premium taxes levied by a state or any other government entity. Premium taxes currently levied by certain jurisdictions vary from 0% to 3.5%. This range is subject to change. Midland National currently deducts such charges from contracts issued in the states of South Dakota, Wyoming, Maine, and West Virginia. These states and jurisdictions are subject to change.

OTHER TAXES

At the present time, We do not make any charges to the Separate Account for any federal, state, or local taxes (other than premium taxes) that We incur which may be attributable to such account or to the contracts. We reserve the right to make a charge for any such tax or economic burden resulting from the application of the tax laws.

                               FEDERAL TAX STATUS

INTRODUCTION

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult with and rely on Your own tax advisor about Your own circumstances. We have included an additional discussion regarding taxes in the SAI.

ANNUITY CONTRACTS IN GENERAL

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally You will not be taxed on the gain, if any, on the money held in Your annuity contract until You take the money out. This is referred to as tax deferral. There are different rules as to how You will be taxed depending on how You take the money out and the type of contract - qualified or non-qualified (discussed below).

You will generally not be taxed on increases in the value of Your contract until a distribution occurs - either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a non-qualified contract, the contract will generally not be treated as an annuity for tax purposes. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax advisor.

Qualified and Non-Qualified Contracts
If You invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, Your contract is called a Qualified Contract. If Your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified contracts are issued in connection with the plans listed below. There is additional information about qualified contracts in the Statement of Additional Information.

      o Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract.

      o A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.

      o Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.

      o Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organization can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

      o Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of:

            1. elective contributions made in years beginning after December 31, 1988;

            2.    earnings on those contributions; and

            3. earnings in such years on amounts held as of the last year beginning before January 1, 1989.

            Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, disability, severance from employment, or hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.


The contract contains death benefit features that in some cases may exceed the greater of the net premium payments or the accumulation value. These death benefit features could be characterized as an incidental benefit, the amount of which is limited in any pension, profit-sharing plan, or 403(b) plan. Because the death benefit may exceed this limitation, employers using the contract in connection with such plans should consult their tax advisor. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provisions in the contract comports with IRA qualification requirements.

Minimum Distribution Rules and Eligible Rollover Distributions
Qualified contracts have minimum distribution rules that govern the timing and amount of distributions. If You are attempting to satisfy these rules before the maturity date, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed. Consult with and rely upon Your tax advisor. In addition, the income for a specified period option may not always satisfy minimum required distribution rules. Consult with and rely upon Your tax advisor before electing this option. If Your minimum required distribution amount exceeds Your payment amount under the GMWB feature, You will have to withdraw more than the payment amount to avoid the imposition of a 50% excise tax, causing a decrease in Your guaranteed amount. You should consult with and rely upon Your tax advisor before purchasing the GMWB rider with a qualified contract.

Distributions before age 59 1/2 may be subject to a 10% penalty tax. Also, distributions from qualified contracts are generally subject to withholding." Eligible rollover distributions" from corporate pension, profit-sharing and H.R. 10 plans, 403(b) plans, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to certain nontaxable distributions or if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA, or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

Diversification and Distribution Requirements
The Internal Revenue Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of the annuitant or an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI. Midland may modify the contract to attempt to maintain favorable tax treatment.

Owner Control
In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of Our contracts, such as the flexibility of an Owner to allocate premium payments and transfer amounts among the investment divisions of the Separate Account, have not been explicitly addressed in published rulings. While We believe that the contracts do not give Owners investment control over Separate Account assets, We reserve the right to modify the contracts as necessary to prevent an Owner from being treated as the Owner of the Separate Account assets supporting the contract.

Required Distributions at Death (Non-Qualified Contracts)
In order to be treated as an annuity contract for Federal income tax purposes,
Section 72(s) of the Code requires any non-qualified Contract to contain certain provisions specifying how Your interest in the contract will be distributed in the event of the death of an owner of the contract, or the annuitant if the contract has a non-natural Owner. Section 72(s) generally requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest has distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied if amounts are payable to or for the benefit of a designated beneficiary and are paid over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. If the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

Surrenders - Non-Qualified Contracts
If You purchase the contract as an individual and not under an individual retirement annuity, or other qualified retirement plan, Your contract is referred to as a non-qualified contract.

If You make a surrender from a non-qualified contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from Your premium payments. When You make a surrender You are taxed on the amount of the surrender that is gain. If You make a full surrender, You are generally taxed on the amount that Your surrender proceeds exceed the "investment in the contract," which is generally Your premiums paid (adjusted for any prior partial surrenders that came out of the premiums). The premium bonus will be considered gain. Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that surrendered gain may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. This includes any amount:

      o     paid on or after the taxpayer reaches age 59 1/2;

      o     paid after an owner dies;

      o paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

      o paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

      o     paid under an immediate annuity; or

      o which come from premium payments made prior to August 14, 1982 (Pre-TEFRA).

Multiple Contracts
All non-qualified deferred contracts that are issued by Midland National (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distribution occurs.

Withholding
Distributions, from qualified and non-qualified contracts, are generally subject to withholding for Your federal income tax liability. The withholding rate varies according to the type of distribution and Your tax status. Except with respect to eligible rollover distributions, as described above, You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.

Annuity Payments
Although the tax consequences may vary depending on the annuity payment option You select, in general, for non-qualified and certain qualified contracts, only a portion of the annuity payments You receive will be includable in Your gross income.

In general, the excludable portion of each annuity payment You receive will be determined as follows:

      o Fixed payments - by dividing the "investment in the contract" on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

      o Variable payments - by dividing the "investment in the contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If You select more than one annuity payment option, special rules govern the allocation of the contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise You to consult a competent tax advisor as to the potential tax effects of allocation amounts to any particular annuity payment option.

If, after annuitization, annuity payments stop because the annuitant or an owner has died, the excess (if any) of the "investment in the contract" as of the annuitization date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for Your last taxable year.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations
The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner's country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity contract purchase.

Taxation of Death benefit Proceeds
Amounts may be distributed from the contract because of the death of the annuitant or an owner. Generally, such amounts should be includable in the income of the recipient:

      o if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

      o if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts
A transfer of ownership or absolute assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain maturity dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the contract.

Economic Growth and Tax Relief Reconciliation Act of 2001
The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2005, the maximum estate tax rate is 47% and the estate tax exemption is $1,500,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that Your estate plan adequately addresses Your needs and that of Your beneficiaries under all possible scenarios. While no attempt is being made to discuss the Federal estate tax implications of the contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult with and rely on an estate planning advisor for more information. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations Younger than the owner. Regulations issued under the Code may require Us to deduct the tax from Your contract, or from any applicable payment, and pay it directly to the IRS.

Separate Account Charges
It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits are deemed to be taxable distributions to You. Although We do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable surrenders, You should consult Your tax advisor prior to selecting any optional benefit under the contract.

Annuity Purchases by Residents of Puerto Rico
In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

MATURITY DATE

The maturity date is the last possible date on which income payments will begin under the annuity option You have selected. The earliest possible maturity date under the contract is the 7th contract anniversary at which time You may annuitize Your full accumulation value (less any premium taxes). However, by current company practice, We will allow You to annuitize the accumulation value (less any non-vested premium bonus and less any premium taxes), after the 3rd contract year, if You choose a life annuity or joint and survivor income annuity payment options, and after the 5th contract year if at least a five-year certain period annuity option is elected. Benefits are not guaranteed and are subject to change. The maximum maturity date is the contract anniversary immediately following the annuitant's 100th birthday. You may change the maturity date by sending written notice to Our Principal office. We must receive Your written notice at least 30 days prior to the original maturity date.

If You have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the maturity date You may:

      1.    take the accumulation value in one lump sum, or

      2. convert the accumulation value into an annuity payable to the annuitant (payee) as described below.

Electing  An Annuity Option
You may apply the proceeds of a surrender to affect an annuity payment option. Unless You choose otherwise, on the maturity date, Your surrender value from the Separate Account will be applied to a 10 year certain and life variable payout. The first monthly annuity payment will be made within one month after the maturity date. Variable payment options are not available in certain states.

Currently, the payment options are only available if the proceeds applied are $2,500 or more and the first periodic payment will be at least $50. We reserve the right to change the payment frequency so that payments are at least $50.

The payee's actual age will affect each payment amount for annuity payment options involving life income. The amount of each annuity payment to older payees will be greater than for Younger payees because payments to older payees are expected to be fewer in number. For annuity payment options that do not involve life annuity, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The payee or any other person who is entitled to receive payments may name a beneficiary to receive any amount that We would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the beneficiary at any time.

Annuity payment options will be subject to Our rules at the time of selection. We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to Our rules at the time the arrangements takes effect. This includes:

      o     rules on the minimum amount We will pay under an option;

      o minimum amounts for installment payments, surrender or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment);

      o the naming of people who are entitled to receive payment and their beneficiaries; and

      o     the ways of proving age, gender, and survival.

You choose an annuity payment option when You apply for a contract and may change it by writing to Our Principal Office. You must elect the payment option at least 30 days before the maturity date.

Fixed Payment Options
Payments under the fixed options are not affected by the investment experience of any investment division. If You elect a fixed payment option, then the surrender value as of the maturity date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 1.50% a year. We may also credit interest under the fixed payment options at a rate that is above the 1.50% guaranteed rate (this is at Our complete discretion). Thereafter, interest or payments are fixed according to the annuity option chosen.

Variable Payment Options
Payments under the variable options will vary in amount depending on the investment experience of the investment divisions after the maturity date. Variable payment options are not available in certain states.

The annuity tables contained in the contract are based on a 5% (five percent) assumed investment rate. This is a fulcrum rate around which variable annuity payments will fluctuate to reflect whether the investment experience of the investment divisions is better or worse than the assumed investment rate. If the actual investment experience exceeds the assumed investment rate, then the payment will increase. Conversely, if the actual investment experience is less than the assumed rate, then payments will decrease.

We determine the amount of the first monthly variable payment by applying the value in each investment division (as of a date not more than 10 business days prior to the maturity date) to the appropriate rate (from the annuity tables in the contract) for the payout options selected using the payee's age and sex (where permissible). The amount of the first payment will then be used to determine the number of annuity units for each investment division. The number of annuity units is used to determine the amount of subsequent variable payments.

The annuity unit value for each investment division will be initially set at $10. Thereafter the annuity unit value will vary with the investment experience of the investment division and will reflect the mortality and expense risk charge We deduct at an effective annual rate based on Your accumulation value at the time of annuitization (charges for optional riders discontinue after the maturity date). If Your accumulation value is less than $25,000, the effective annual rate is 1.45%. If Your accumulation value is equal to or greater than $25,000 but less than $100,000, the effective annual rate is 1.30%. If Your accumulation value is $100,000 or more, the effective annual rate is 1.20%. The annuity unit value will increase if the net investment experience (investment experience minus the asset charge) is greater than the 5% assumed investment rate. The annuity unit value will decrease if the net investment experience is less than the 5% assumed investment rate.

The amount of each subsequent variable payment will be determined for each investment division by multiplying the number of annuity units by the annuity unit value.

Additional information on the variable annuity payments is contained in the SAI that can be obtained for free by contacting Us at Our Principal Office.

Payment Options
The following three payment options are available:

      1. Income for Specified Period: We pay installments for a specified period. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at Our discretion), for a specified time, from 5 up to 20 years. (fixed payment option only)

      2. Payment of Life Income: We will pay monthly income for life. You may choose from 1 of 2 ways to receive the income:

            1) Life Annuity: We will pay equal monthly payments during the lifetime of the payee. With a life annuity payment option, payments will only be made as long as the payee is alive. Therefore, if the payee dies after the first payment, then only one payment will be made.

            2) Life Annuity With Certain Period: We will pay equal monthly payments for a selected number of guaranteed payments, and then for as long as the payee is living thereafter.

      3. Joint and Survivor Income: We will make monthly payments until the last surviving payee's death. Therefore, if both payees die after the first payment, then only one payment will be made. The annuitant must be at least 50 years old and the beneficiary/payee must be at least 45 years old, at the time of the first monthly payment.

Transfers after Annuitization for Variable Payment Options
After annuitization, only two transfers per contract year may be made among the investment divisions.

Generally, for all investment divisions, transfer requests received in good order at Our Principal Office on any business day are priced at the next available accumulation unit value. See "Transaction Cut-Off Times" on page 52.

The transfer request must be received at least 10 business days before the due date of the first annuity payment to which the change will apply. Transfers after the annuity payments have started will be based on the annuity unit values. There will be no transfer charge for this transfer.

                             ADDITIONAL INFORMATION

MIDLAND NATIONAL LIFE INSURANCE COMPANY

We are Midland National Life Insurance Company, a stock life insurance company. We Were organized in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company." We Were reincorporated as a stock life insurance company, in 1909. Our name "Midland" was adopted in 1925. We Were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands. Our Principal Office address is:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll-free)
                         Fax: (866) 270-9565 (toll-free)

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

FUND VOTING RIGHTS

We invest the assets of Our Separate Account investment divisions in shares of the funds' portfolios. Midland is the legal owner of the shares and has the right to vote on certain matters. Among other things, We may vote:

      o     to elect the funds' Board of Directors,

      o     to ratify the selection of independent auditors for the funds,

      o on any other matters described in the funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

      o     in some cases, to change the investment objectives and contracts.

Even though We own the shares, We may give You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract.

The funds will determine if and how often shareholder meetings are held. As We receive notice of these meetings, We will ask for Your voting instructions, to the extent required by law. The funds are not required to hold a meeting in any given year.

If We do not receive instructions in time from all contract owners, then We currently intend to vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio. We currently intend to vote any Fund shares that We alone are entitled to vote in the same proportions that contract owners vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the Fund in Our own right or to restrict owner voting, then We may do so.

How We Determine Your Voting Shares
You may participate in voting only on matters concerning the Fund portfolios in which Your accumulation value has been invested. We determine Your voting shares in each division by dividing the amount of Your accumulation value allocated to that division by the net asset value of one share of the corresponding Fund portfolio. This is determined as of the record date set by the Fund's Board for the shareholders meeting.

If You have a voting interest, then We will send You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the Fund's adviser or the investment objectives and policies of its portfolios.

Voting Privileges of Participants In Other Companies
Other insurance companies own shares in the funds to support their variable life insurance and variable annuity products. We do not foresee any disadvantage to this. Nevertheless, each Fund's Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If We disagree with any fund action, then We will see that appropriate action is taken to protect Our contract owners.

OUR REPORTS TO OWNERS

Shortly after the end of each calendar year, We will send a report that shows

      o     Your accumulation value, and

      o Any transactions involving Your accumulation value that occurred during the year. Transactions include Your premium allocations, transfers and partial surrenders made in that year.

Confirmation notices will be sent to You for premiums, transfers of amounts between investment divisions and certain other contract transactions.

We also currently intend to send You semi-annual reports with financial information on the portfolios.

DIVIDENDS

We do not pay any dividends on the contract described in this prospectus.

PERFORMANCE

Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. The performance information is based on the average annual total returns for one or more of the investment divisions based on the performance of a portfolio since the time the Separate Account commenced operations and does not indicate or represent future performance.

We may also use performance information for the investment divisions in reports and advertising to current and prospective owners that is based on the historical investment experience of the investment division and the portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Standard total return quotations reflect changes in portfolio share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of applicable charges (including any surrender charges that would apply if You surrendered the contract at the end of the period indicated). Quotations of total return may also be shown that do not take into account certain contract charges such as the surrender charge and the rider charges. The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period of time. If the performance had been constant over the entire period, then an average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return. Because average annual total returns tend to smooth out variations in an investment division's returns, You should recognize that they are not the same as actual year-by-year results.

Some investment divisions may also advertise yield. These measures reflect the income generated by an investment in the investment divisions over a specified period of time. This income is annualized and shown as a percentage. Yields do to not take into account capital gains or losses or the surrender charge or rider charges. The standard quotations of yield reflect the annual maintenance fee.

The money market investment divisions may advertise their current and effective yield. Current yield reflects the income generated by an investment in the investment division over a 7-day period. Effective yield is calculated in similar manner except that income earned is assumed to be reinvested. Other investment divisions may advertise a 30-day yield which reflects the income generated by an investment in the investment division over a 30-day period.

We may also advertise performance figures for the investment divisions based on the performance of a portfolio prior to the time the Separate Account commenced operations.

CHANGE OF ADDRESS NOTIFICATION

To protect You from fraud and theft, We may verify any changes in address You request by sending a confirmation of the change of address to both Your old and new addresses. We may also call You to verify the change of address.

Modification To Your Contract

Upon notice to You, We may modify Your contract to:

      (a) permit the contract or the Separate Account to comply with any applicable law or regulation issued by a government agency;

      (b) assure continued qualification of the contract under the Tax Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

      (c)   reflect a change in the operation of the Separate Account; or

      (d)   provide additional investment options.

In the event of such modifications, We may make an appropriate endorsement to the contract.

YOUR BENEFICIARY

You name Your beneficiary in Your contract application. The beneficiary is entitled to the death benefit of the contract. A beneficiary is revocable unless otherwise stated in the beneficiary designation. You may change the revocable beneficiary during the owner's and annuitant's lifetime. We must receive written notice informing Us of the change. Upon receipt and acceptance at Our Principal office, a change takes effect as of the date that the written notice was signed. We will not be liable for any payment made before We receive and accept the written notice. If no primary beneficiary is living when the annuitant or an owner dies, the death benefit will be paid to the contingent beneficiary, if any. If no beneficiary is living when the annuitant or an owner dies, then We will pay the death benefit to the owner's or annuitant's estate.

If there are joint owners, the surviving joint owner, if any, will be considered the designated primary beneficiary, unless the joint owners have otherwise designated a primary beneficiary either on the application or by sending Us a written notice. If a person other than a joint owner is named a primary beneficiary, the surviving owner will not be entitled to proceeds upon the death of the first owner.

ASSIGNING YOUR CONTRACT

You may assign Your rights in a non-qualified contract. You must send a copy of the assignment to Our Principal Office. The assignment takes effect as of the date that the written notice was signed. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We record notice of the assignment. An absolute assignment is a change of ownership. There may be tax consequences.

WHEN WE PAY PROCEEDS FROM THIS CONTRACT

We will generally pay any death benefits, withdrawals, or surrenders within seven days after receiving the required information and form(s) at Our Principal office. The death benefit is determined as of the date We receive due proof of death, an election of a settlement option, and any other required forms or documentation. If We do not receive a written election and all other required forms within 90 days after receipt of due proof of death, then a lump sum payment will be paid as of that date.

We may delay payment for one or more of the following reasons:

      1)    We cannot determine the amount of the payment because:

            a)    the New York Stock Exchange is closed,

            b)    trading in securities has been restricted by the SEC, or

            c)    the SEC has declared that an emergency exists,

      2) The SEC by order permits Us to delay payment to protect Our owners, or

      3)    Your premium check(s) have not cleared Your bank.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require Us to reject a premium payment and/or "freeze" a contract owner's account. If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments. If a contract or account is frozen, the accumulation value would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator. We may also be required to provide information about You and Your contract to the government agencies and departments.

DISTRIBUTION OF THE CONTRACTS

We have entered into a distribution agreement with Our affiliate, Sammons Securities Company, LLC ("Sammons Securities Company") for the distribution and sale of the contracts. Sammons Securities Company is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company. Sammons Securities Company offers the contracts through its registered representatives. Sammons Securities Company may enter into written sales agreements with other broker-dealers ("selling firms") for the sale of the contracts. We pay commissions to Sammons Securities Company for sales of the contracts by its registered representatives as Well as by selling firms. All of the portfolio companies make payments to Midland National under their distribution plans in consideration of services provided and expenses incurred by Midland National in distributing portfolio shares. These payments range from X.XX% to X.XX% of Separate Account assets invested in the particular fund.

Sales commissions may vary, but the maximum commission payable for contract sales is X.XX% of premiums payments. Where lower commissions are paid, We may also pay trail commissions. We may also pay additional amounts and reimburse additional expenses of Sammons Securities Company based on various factors.

We also pay for Sammons Securities Company's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Sammons Securities Company's management team; advertising expenses; and all other expenses of distributing the contracts. Sammons Securities Company pays its registered representatives all or a portion of the commissions received for their sales of contracts. Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that We may provide jointly with Sammons Securities Company.

Non-cash items that We and Sammons Securities Company may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, Sammons Securities Company's registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the contracts may help registered representatives and/or their managers qualify for such benefits. Sammons Securities Company's registered representatives and managers may receive other payments from Us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask Your registered representative for further information about what Your registered representative and the selling firm for which he or she works may receive in connection with Your purchase of a contract.

We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the contract: (a) the surrender charge; (b) the mortality and expense risk charge; (c) the administration fee;
(d) optional rider charges; (e) revenues, if any, received from the underlying portfolios or their managers. Commissions and other incentives or payments described above are not charged directly to You or the Separate Account.

In addition to ordinary commissions, Sammons Securities Company operating and other expenses, and non-cash items, We may make certain payments to third parties for distribution and/or investment advisory services. The Company may use any of its corporate assets, including any profit from the mortality and expense risk charge or other fees and charges imposed under the contract.

REGULATION

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts. The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell contracts. The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations. We are also subject to various federal securities laws and regulations.

DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC.

Employees of Sammons Enterprises, Inc., and its subsidiaries, may receive waiver of charges, reduced charges, or a premium contribution to the contract of 100% of the first year commission that would normally have been paid on the employee's first year premiums. Midland National is a subsidiary of Sammons Enterprises, Inc., and additional premium payments contributed solely by Us will be paid into the employee's contract during the first year.

LEGAL PROCEEDINGS

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them, the Separate Account, or the Separate Account's principal underwriter, Sammons Securities Company, LLC.

LEGAL MATTERS

The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided certain legal advice relating to certain matters under the federal securities laws.

FINANCIAL STATEMENTS

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company, included in the SAI, have been audited by PricewaterhouseCoopers, LLP, independent auditors, for the periods indicated in their report which appears in the SAI. The address for PricewaterhouseCoopers LLP is:

                              Bank of America Plaza
                                800 Market Street
                            St. Louis, MO 63101-2695

The financial statements audited by PricewaterhouseCoopers LLP have been included in reliance on their reports given upon their authority as experts in accounting and auditing.

                       STATEMENT OF ADDITIONAL INFORMATION

A free copy of the SAI is available which contains more details concerning the subjects discussed in this prospectus. You can get this SAI by checking the appropriate box on the application form, by writing Our Principal Office, or by calling the Principal Office's Toll Free number at 1-877-586-0240. The following is the Table of Contents for the SAI:

                                TABLE OF CONTENTS
                                                                            Page
THE CONTRACT                                        ..........................4
   Entire Contract                                  ..........................4
   Changes to the Contract                          ..........................4
   Beneficiary                                      ..........................4
   Change of Beneficiary                            ..........................4
   Change in Maturity date                          ..........................4
   Incontestability                                 ..........................4
   Misstatement of Age or Sex                       ..........................4
   Periodic Reports                                 ..........................5
   Non-participating                                ..........................5
   Claims of Creditors                              ..........................5
   Minimum Benefits                                 ..........................5
   Payment of Premiums                              ..........................5
   Ownership                                        ..........................5
   Assignment                                       ..........................6
   Accumulation unit Value                          ..........................6
   Annuity Payments                                 ..........................6
CALCULATION OF YIELDS AND TOTAL RETURNS             ..........................7
   Money Market Investment division Yield
   Calculation                                      ..........................7
   Other Investment division Yield Calculations     ..........................8
   Standard Total Return Calculations               ..........................9
   Cumulative Total Returns                         ..........................10
   Adjusted Historical Performance Data             ..........................10
FEDERAL TAX MATTERS                                 ..........................11
   Tax Free Exchanges (Section 1035)                ..........................11
   Required Distributions                           ..........................11
   Non-Natural Person                               ..........................12
   Diversification Requirements                     ..........................12
   Owner Control                                    ..........................12
   Taxation of Qualified Contracts                  ..........................12
DISTRIBUTION OF THE CONTRACT                        ..........................14
SAFEKEEPING OF ACCOUNT ASSETS                       ..........................15
STATE REGULATION                                    ..........................15
RECORDS AND REPORTS                                 ..........................15
LEGAL MATTERS                                       ..........................15
FINANCIAL MATTERS                                   ..........................16
OTHER INFORMATION                                   ..........................16
FINANCIAL STATEMENTS                                ..........................16

                                   APPENDIX I
                                EGMWB - Examples


Basic Calculations


Example 1: Assume You select the EGMWB rider when You purchase Your Contract, You are age 65 and Your initial premium is $100,000.

      o Your Guaranteed Payment Benefit (GPB) is $100,000, which is Your initial premium.

      o Your Guaranteed Payment Amount (GPA) is $5,000, which is 5% of Your initial GPB.

      o Your Lifetime Payment Amount (LPA) is $5,000, which is 5% of Your initial GPB.

Example 2: Assume the same facts as Example 1. If You make an additional premium deposit of $50,000, then:

      o Your GPB would be $150,000, which is Your prior GPB ($100,000) plus Your additional premium deposit ($50,000).

      o Your GPA is $7,500, which is Your prior GPA ($5,000) plus 5% of Your additional premium deposit ($2,500).

      o Your LPA is $7,500, which is Your prior LPA ($5,000) plus 5% of Your additional premium deposit ($2,500).

Example 3: Assume the same facts as Example 1. If You take the maximum GPA ($5,000) before the end of the first contract year, then

      o Your GPB becomes $95,000, which is Your prior GPB ($100,000) minus the GPA ($5,000).

      o Your GPA for the next year remains $5,000, because You did not take more than the maximum GPA ($5,000).

      o Your LPA for the next year remains $5,000, because You did not take more than the maximum LPA ($5,000).

Example 4: Assume the same facts as Example 1, except the issue age is 64. You would not have an LPA benefit until age 65. On Your first contract anniversary You would be 65, so Your LPA would calculate.

      o     Your GPB is $100,000, which was Your initial premium.

      o     Your GPA is $5,000, which is 5% of Your initial GPB.

      o Your LPA would be $5,000, which is 5% of Your GPB ($100,000) on Your contract anniversary.


Withdrawals for more than Your GPA

Example 5: Assume the same facts as Example 1. If You withdraw $40,000 and Your accumulation value is $150,000 at the time of withdrawal, then

      o Your GBP is $60,000, which is the lesser of Your new accumulation value ($110,000) and Your GPB prior to the withdrawal minus the withdrawal ($60,000).

      o Your GPA is $5,000, which is the lesser of Your GPA prior to the withdrawal ($5,000) and 5% times the greater of Your accumulation value ($110,000) and Your GPB ($60,000) after the withdrawal.

      o Your LPA is $5,000, which is the lesser of Your LPA prior to the withdrawal ($5,000) and 5% times the greater of Your accumulation value ($110,000) and Your GPB ($60,000) after the withdrawal.


Example 6: Assume the same facts as Example 1. If You withdraw $60,000 and Your accumulation value is $150,000 at the time of withdrawal, then

      o Your GBP is $40,000, which is the lesser of Your new accumulation value ($90,000) and Your GPB prior to the withdrawal minus the withdrawal ($40,000).

      o Your GPA is $4,500, which is the lesser of Your GPA prior to the withdrawal ($5,000) and 5% times the greater of Your accumulation value ($90,000) and Your GPB ($40,000) after the withdrawal.

      o Your LPA is $4,500, which is the lesser of Your LPA prior to the withdrawal ($5,000) and 5% times the greater of Your accumulation value ($90,000) and Your GPB ($40,000) after the withdrawal.

Example 7: Assume the same facts as Example 1. If You withdraw $40,000 and Your accumulation value is $90,000 at the time of withdrawal, then

      o Your GBP is $50,000, which is the lesser of Your new accumulation value ($50,000) and Your GPB prior to the withdrawal minus the withdrawal ($60,000).

      o Your GPA is $2,500, which is the lesser of Your GPA prior to the withdrawal ($5,000) and 5% times the greater of Your accumulation value ($50,000) and Your GPB ($50,000) after the withdrawal.

      o Your LPA is $2,500, which is the lesser of Your LPA prior to the withdrawal ($5,000) and 5% times the greater of Your accumulation value ($50,000) and Your GPB ($50,000) after the withdrawal.

Step-Up

Example 8: Assume the same facts as in Example 1. If You elect to "Step-Up" Your benefit after the 5th contract anniversary following the addition of this rider to Your contract, assuming You have made no withdrawals during the 5 years the rider has been in force, and Your accumulation value at the time of step up is $200,000, then

      o Your GPB is $200,000, which is Your accumulation value on the Step-Up Date.

      o Your new GPA is $10,000, which is the greater of Your GPA prior to Step-Up ($5,000) and 5% of Your new GPB ($200,000).


      o Your new LPA is $10,000, which is the greater of Your LPA prior to Step-Up ($5,000) and 5% of Your new GPB ($200,000).

Example 9: Assume the same facts as in Example 1. If You had taken $5,000 withdrawals each of Your first 5 contract years, Your GPB would be $75,000. If You elect to "Step-Up" Your benefit after the 5th contract anniversary and Your accumulation value at the time of step up is $90,000, then

      o     Your GPB is $90,000, which is Your accumulation value on the Step-Up
            Date.

      o Your new GPA is $5,000, which is the greater of Your GPA prior to Step-Up ($5,000) and 5% of Your new GPB ($90,000).

      o Your new LPA is $5,000, which is the greater of Your LPA prior to Step-Up ($5,000) and 5% of Your new GPB ($90,000).


Bonus Credit

Example 10: Assume the same facts as in Example 1. If You have not taken any withdrawals as of Your first contract anniversary, You would get a Bonus Credit, then

      o Your GPB is $106,000, which is Your GPB prior to the Bonus Credit ($100,000) plus 6% of Your initial GPB ($100,000).

      o Your GPA is $5,300, which is the greater of Your GPA prior to the Bonus Credit ($5,000) and 5% of Your current GPB ($106,000).

      o Your LPA is $5,300, which is the greater of Your LPA prior to the Bonus Credit ($5,000) and 5% of Your current GPB ($106,000).

Example 11: Assume the same facts as in Example 3. Since You took a withdrawal in year 1, You would not get a Bonus Credit in year 1. If You have not taken any withdrawals in year 2, You would get a Bonus Credit, then

      o Your GPB is $101,000, which is Your GPB prior to the Bonus Credit ($95,000) plus 6% of Your initial GPB ($100,000).

      o Your GPA is $5,050, which is the greater of Your GPA prior to the Bonus Credit ($5,000) and 5% of Your current GPB ($101,000).

      o Your LPA is $5,050, which is the greater of Your LPA prior to the Bonus Credit ($5,000) and 5% of Your current GPB ($101,000).

Example 12: Assume the same facts as in Example 11. Since You took a withdrawal in year 1, You would not get a bonus credit in year 1. Since You did not take a withdrawal in year 2, You would receive a bonus credit in year 2. Now assume You took a withdrawal in year 3 for $50,000. You would not get a bonus credit in year 3 and, because the $50,000 exceeds Your GPA of $5,050, You will not be eligible to receive any more bonus credits, even if You do not take withdrawals in years 4 and 5.



GPA is more than LPA

Example 13: Assume the same facts as in Example 1, except the issue age is 60. Since the issue age is 60, the LPA would not calculate for 5 years (until age
65). Assume You take withdrawals of $5,000 each of the first 5 years, then

      o Your GPB is $75,000, which is Your initial GPB ($100,000) minus $5,000 for 5 years.

      o Your GPA is $5,000, which is Your initial GPA ($5,000), since You have not taken more than Your GPA in any contract year.

      o Your initial LPA is $3,750, which is 5% times Your GPB ($75,000) on Your 5th contract anniversary.

Example 14: Assume the same facts as in Example 12. If You take a withdrawal for $4,000 which is greater than Your LPA, but less than Your GPA, then Your LPA would recalculate, and

      o Your GPB is $71,000, which is Your prior GPB ($75,000) minus Your withdrawal ($4,000) since the withdrawal was less than the GPA.

      o Your GPA for the next year remains $5,000, because You did not take more than the maximum GPA ($5,000).

      o     Your LPA is $3,550, which is 5% times Your GPB ($71,000).


                                   APPENDIX II
            Guaranteed Minimum Income and Accumulation Benefit Rider

Example 1: Assumes a 55 year old male elects the Guaranteed Minimum Income
(GMIB) and Accumulation Benefit (GMAB) Rider at issue. At age 65, the contract holder wishes to annuitize for a life payout option.

Age                                                                                    Contract Values

55    Initial Premium                                                                  $100,000.00

65    Base Contract Account Value                                                      $100,000.00
      Base Contract Income Factor                                                      4.85
      Base Contract Monthly Income Payment                                             $485.00

      GMIB Roll-Up Benefit                                                             $179,085
      GMIB Ratchet Benefit                                                             $125,000
      GMIB Accumulation Value (greater of roll-up and ratchet benefit)                 $179,085
      GMIB Income Factor                                                               3.82
      GMIB Monthly Income Payment                                                      $684.10

      Monthly Income Payment (greatest income payment)                                 $684.10

 Example 2:  Assumes the same facts as Example 1.

Age                                                                                    Contract Values

55    Initial Premium                                                                  $100,000.00

65    Base Contract Account Value                                                      $140,000.00
      Base Contract Income Factor                                                      4.85
      Base Contract Monthly Income Payment                                             $679.00

      GMIB Roll-Up Benefit                                                             $179,085
      GMIB Ratchet Benefit                                                             $190,000
      GMIB Accumulation Value (greater of roll-up and ratchet benefit)                 $190,000
      GMIB Income Factor                                                               3.82
      GMIB Monthly Income Payment                                                      $725.80

      Monthly Income Payment (greatest income payment)                                 $725.80


Example 3:  Assumes the same facts as Example 1.

Age                                                                                    Contract Values

55      Initial Premium                                                                $100,000.00

65      Base Contract Account Value                                                    $150,000.00
        Base Contract Income Factor                                                    4.85
        Base Contract Monthly Income Payment                                           $727.50

        GMIB Roll-Up Benefit                                                           $179,085
        GMIB Ratchet Benefit                                                           $160,000
        GMIB Accumulation Value (greater of roll-up and ratchet benefit)               $179,085
        GMIB Income Factor                                                             3.82
        GMIB Monthly Income Payment                                                    $684.10

        Monthly Income Payment (greatest income payment)                               $727.50


Example 4: Assumes a 55 year old male elects the Guaranteed Minimum Income
(GMIB) and Accumulation Benefit (GMAB) Rider at issue. At age 65, the contract holder chooses not to annuitize and keeps the contract inforce.
Age                                                                                    Contract Values

55    Initial Premium                                                                  $100,000.00

65    Base Contract Account Value before GMAB benefit                                  $90,000.00

      GMAB Benefit                                                                     $100,000.00

      Base Contract Account Value after GMAB benefit                                   $100,000.00

Example 5:  Assumes the same facts as Example 4.

Age                                                                                    Contract Values

55    Initial Premium                                                                  $100,000.00

65    Base Contract Account Value before GMAB benefit                                  $150,000.00

      GMAB Benefit                                                                     $100,000.00

      Base Contract Account Value after GMAB benefit                                   $150,000.00

The Statement of Additional Information (SAI) can provide You with more detailed information about Midland National Life Insurance Company and the Midland National Life Separate Account C including more information about commissions and distribution expenses. A free copy of the SAI can be obtained by contacting Your registered representative or by contacting Our Principal Office at:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll-free)
                         Fax: (866) 270-9565 (toll-free)

Information about Midland National Life Insurance Company can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the SEC at 202-942-8090. Reports and other information about Midland National Life Insurance Company are also available on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549-0102.


SEC File No. 811-07772

                            Bank Variable Annuity SAI
                   STATEMENT OF ADDITIONAL INFORMATION FOR THE
                         BANK VARIABLE ANNUITY CONTRACT
               Flexible Premium Deferred Variable Annuity Contract
                                   Offered by
                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
               (Through Midland National Life Separate Account C)
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll-free)
                         Fax: (866) 270-9565(toll-free)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Bank Variable Annuity ("contract") offered by Midland National Life Insurance Company. You may obtain a copy of the Prospectus dated December __, 2005, by contacting Us at our Principal Office using the above address and phone numbers. Terms used in the current Prospectus for the contract are incorporated in this document.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT and the prospectuses for all of the portfolios currently available in the contract.

                             Dated December __, 2005

                                TABLE OF CONTENTS



THE CONTRACT...................................................................4
  Entire Contract..............................................................4
  Changes to the Contract......................................................4
  Beneficiary..................................................................4
  Change of Beneficiary........................................................4
  Change in Maturity Date......................................................4
  Incontestability.............................................................4
  Misstatement of Age or Sex...................................................4
  Periodic Reports.............................................................5
  Non-participating............................................................5
  Claims of Creditors..........................................................5
  Minimum Benefits.............................................................5
  Payment of Premiums..........................................................5
  Ownership....................................................................5
  Assignment...................................................................6
  Accumulation Unit Value......................................................6
  Annuity Payments.............................................................6
CALCULATION OF YIELDS AND TOTAL RETURNS........................................7
  Money Market Investment Division Yield Calculation...........................7
  Other Investment Division Yield Calculations.................................8
  Standard Total Return Calculations...........................................9
  Cumulative Total Returns....................................................10
  Adjusted Historical Performance Data........................................10
FEDERAL TAX MATTERS...........................................................11
  Tax-Free Exchanges (Section 1035)...........................................11
  Required Distributions......................................................11
  Non-Natural Person owners...................................................12
  Diversification Requirements................................................12
  Owner Control...............................................................12
  Taxation of Qualified Contracts.............................................12
DISTRIBUTION OF THE CONTRACT..................................................14
SAFEKEEPING OF ACCOUNT ASSETS.................................................15
STATE REGULATION..............................................................15
RECORDS AND REPORTS...........................................................15
LEGAL MATTERS.................................................................15
FINANCIAL MATTERS.............................................................16
OTHER INFORMATION.............................................................16
FINANCIAL STATEMENTS..........................................................16

                                  THE CONTRACT

ENTIRE CONTRACT
The entire contract between You and Us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

CHANGES TO THE CONTRACT
No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify the contract.

We may change the contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the contract.

BENEFICIARY
You will name the beneficiary in the application. A beneficiary is revocable unless otherwise stated in the beneficiary designation. If no beneficiary or co-owner is living when the owner or annuitant dies, the death benefit will be paid to You or Your estate. If no primary beneficiary is living at the time of the owner's or annuitant's death, the proceeds are payable to the contingent beneficiary, if any.

CHANGE OF BENEFICIARY
You may change a revocable beneficiary. We must receive written notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the written notice was signed. We will not be liable for any payment made before We record the written notice.

CHANGE IN MATURITY DATE
At any time You may change the maturity date by written notice. We must receive Your written notice requesting such change at least 30 days prior to the original maturity date. Any maturity date may not be a date that is before the end of the surrender period shown on the specifications page.

INCONTESTABILITY
We will not contest the contract.

MISSTATEMENT OF AGE OR SEX
If the age or sex of the annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex. Any underpayments made by Us will be paid to the payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

PERIODIC REPORTS
At least once each year, We will send You a report containing information required by applicable state law.

NON-PARTICIPATING
The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

CLAIMS OF CREDITORS
To the extent permitted by law, no benefits payable under the contract to a beneficiary or payee are subject to the claims of creditors.

MINIMUM BENEFITS
The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

PAYMENT OF PREMIUMS
The initial premium is due on the issue date. You may make additional premium payments in any amount (over $50) and frequency, subject to the limits shown on the Specifications Page.

OWNERSHIP
The contract belongs to You. You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

      1)     Any assignee of record with Us;
      2)     Any irrevocable beneficiary; and
      3)     Any restricted ownership.

We must receive written notice informing Us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed. However, We are not liable for payments made by Us before We record the written notice. A change of owner may have adverse tax consequences.

ASSIGNMENT
An assignment may have adverse tax consequences.
You may assign the contract by giving Us written notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the written notice of assignment.

ACCUMULATION UNIT VALUE
We determine accumulation unit values for each investment division of Our Separate Account at the end of each business day. The accumulation unit value for each investment division was initially set at $10.00. The accumulation unit value for any business day is equal to the accumulation unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

      o First, We take the net asset value per share held in the investment division at the end of the current business day plus the per share amount of any dividends or capital gain distributions on shares held in the investment divisions on the current business day; minus the per share amount of any capital loss, realized or unrealized, on shares held in the investment divisions on the current business day.

      o Then, We divide this amount by the net asset value per share held in the investment division at the close of business on the preceding business day (after giving effect to any contract transactions on that day).

      o Then, We subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday, Sunday, and Monday). The daily charge for the basic contract, without the optional riders, is currently0.005205%, which is an effective annual rate of 1.90%. This charge is for mortality and expense risks assumed by Us under the contract and to cover administrative costs We incur for transactions related to the Separate Account. The daily charge, for a contract with the maximum rider charges, is currently 0.010685% which is an effective annual rate of 3.90 %.

      o Finally, We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes.

Generally, this means that We would adjust unit values to reflect what happens to the funds, and also for any charges.

ANNUITY PAYMENTS
The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the investment divisions.

The amount of each variable annuity payment will be affected by the investment performance of the investment divisions. Variable payment options are not available in certain states.

The dollar amount of the first monthly variable annuity payment is computed for each investment division by applying the value in the investment division, as of a date not more than 10 business days prior to the maturity date, to the appropriate rate for the payout option selected using the age and sex (where permissible) of the annuitant. The number of annuity units for each investment division is then calculated by dividing the first variable annuity payment for that investment division by the investment division's annuity unit value as of the same date.

The dollar amount of each subsequent payment from an investment division is equal to the number of annuity units for that investment division times the annuity unit value for that investment division as of a uniformly applied date not more than 10 business days before the annuity payment is due.

The payment made to the annuitant for the first payment and all subsequent payments will be the sum of the payment amounts for each investment division.

The annuity unit value for each investment division was initially set at $10. The Annuity Unit Value for any business day is equal to (1) multiplied by (2) multiplied by (3) where:

      (1)  =  the Annuity Unit Value for the preceding business day:

      (2) = the net investment factor (as described above) for that division on that business day.

      (3) = the investment result adjustment factor (0.99986634% per day), which recognizes an assumed interest rate of 5% per year used in determining the annuity payment amounts.

Transfers after the maturity date will only be allowed twice per contract year and will be made using the annuity unit value for the investment divisions on the date the request for transfer is received. On the transfer date, the number of annuity units transferred from the investment division is multiplied by the annuity unit value for that investment division to determine the value being transferred. This value is then transferred into the indicated investment division(s) by converting this value into annuity units of the proper investment division(s). The annuity units are determined by dividing the value being transferred into an investment division by the annuity unit value of the investment division on the transfer date. The transfer shall result in the same dollar amount of variable annuity payment on the date of transfer.


                     CALCULATION OF YIELDS AND TOTAL RETURNS

MONEY MARKET INVESTMENT DIVISION YIELD CALCULATION

In accordance with regulations adopted by the Securities and Exchange Commission, Midland National is required to compute the Fidelity VIP Money Market investment division's and Rydex VT U.S. Government Money Market Fund investment division's (called "the money market investment divisions" for the purpose of this section) current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market investment divisions or on their respective portfolio securities. This current annualized yield is computed for each money market investment division by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the money market investment division at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual maintenance fee, the mortality and expense risk charge, and income and expenses accrued during the period. Because of these deductions, the yield for the money market investment divisions of the Separate Account will be lower than the yield for the respective money market investment divisions or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits Midland National to disclose the effective yield of the money market investment divisions for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

The yield on amounts held in the money market investment divisions normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market investment divisions' actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market investment divisions or substitute funding vehicle, the types and quality of portfolio securities held by the money market investment divisions or substitute funding vehicle, and operating expenses. In addition, the yield figures are for the base contract only with no rider charges and do not reflect the effect of any surrender charge that may be applicable to a particular contract.

OTHER INVESTMENT DIVISION YIELD CALCULATIONS

Midland National may from time to time disclose the current annualized yield of one or more of the investment divisions (except the money market investment divisions) for 30-day periods. The annualized yield of an investment division refers to income generated by the investment division over a specified 30-day period. Because the yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

          YIELD = 2 [ (a - b + 1)6 - 1 ]
                       -----
                         cd

             Where:     a =  net investment income earned during the period by the portfolio (or substitute funding vehicle) attributable to shares owned by the investment division.
                        b =  expenses accrued for the period (net of reimbursements).
                        c =  the average daily number of units outstanding during the period.
                        d =  the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all owner accounts. The yield calculations do not reflect the effect of any surrender charges that may be applicable to a particular contract. Surrender charges range from 7% to 0% of the amount of premium withdrawn depending on the elapsed time since the premium was paid.

Because of the charges and deductions imposed by the Separate Account the yield of the investment division will be lower than the yield for the corresponding portfolio. The yield on amounts held in the investment divisions normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The investment division's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

STANDARD TOTAL RETURN CALCULATIONS

Midland National may from time to time also disclose average annual total returns for one or more of the investment divisions for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:
             P (1 + T)n = ERV
             Where:        P =     a hypothetical initial payment of $1,000
                           T =     average annual total return
                           n =     number of years
                           ERV     = ending redeemable value of a hypothetical
                                   $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all owner accounts are recognized in the ending redeemable value. This includes a contract charges factor that is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the annual $30 annual maintenance fee. This additional amount is based on an anticipated average accumulation value of $35,000 so it is calculated as 0.09% annually. The standard average annual total return calculations assume the contract is surrendered and therefore will reflect the effect of surrender charges that may be applicable to a particular period.

Midland National may disclose average annual total returns in various ways, depicting whether the contract is surrendered or maintained in force and whether the optional Premium Bonus Rider II is selected. Accordingly, Midland may disclose the following types of average annual total return:

      1. The contract is surrendered and has the highest possible combination of riders;

      2.    The contract is surrendered, but no optional riders are selected;

      3. The contract is surrendered, the Premium Bonus Rider II is selected but no other optional riders are selected;

      4. The contract is not surrendered, the Premium Bonus Rider II is not selected, but other optional riders are selected up to the maximum rider mortality and expense risk charge of 2.0%; and

      5. The contract is not surrendered, and neither the Premium Bonus Rider II nor any other optional riders are selected.


Midland National may from time to time also disclose average annual total returns in a format, which assumes that the contract is kept in force through the time period shown. Such non-standard returns will be identical to the standard format, which assumes the contract is surrendered except that the contingent deferred sales charge percentage will be assumed to be 0%. The non-standard returns, which assume the contract is kept in-force, will only be shown in conjunction with standard returns, which assume the contract is surrendered.

CUMULATIVE TOTAL RETURNS

          Midland National may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

             CTR = [ERV/P] - 1


          Where:

          CTR   = the cumulative total return net of investment division
                  recurring charges for the period.

          ERV   = ending redeemable value of an assumed $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).

          P     = an assumed initial payment of $1,000

             The returns which assume the contract is kept in-force will only be shown in conjunction with returns which assume the contract is surrendered.

             Midland may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

ADJUSTED HISTORICAL PERFORMANCE DATA

Midland National may also disclose adjusted historical performance data for an investment division for periods before the investment division commenced operations, based on the assumption that the investment division was in existence before it actually was, and that the investment division had been invested in a particular portfolio that was in existence prior to the investment division's commencement of operations. The portfolio used for these calculations will be the actual portfolio that the investment division will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a "contract charges" factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the annual $30 annual maintenance fee. This additional amount is based on an anticipated average accumulation value of $35,000 so it is calculated as $30/$35,000, or 0.09% annually. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable portfolio to get the value in the investment division. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value ("ERV") of a hypothetical $1,000 initial payment in the investment division is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).


                               FEDERAL TAX MATTERS

TAX-FREE EXCHANGES (SECTION 1035)

Midland National accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the contract, the Company does not differentiate between Section 1035 premiums and non-Section 1035 premiums.

We also accept "rollovers" from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other Qualified contract which is eligible to "rollover" into an IRA (except 403(b) contracts). The Company differentiates between Non-Qualified contracts and IRAs to the extent necessary to comply with federal tax laws.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the code requires any Non-Qualified contract to provide that
(a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner's death, or (2) as Annuity payments which will begin within one year of that owner's death and which will be made over the life of the owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The owner's "designated beneficiary" is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified contracts.

NON-NATURAL PERSON OWNERS

If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

DIVERSIFICATION REQUIREMENTS

The Code requires that the investments of each investment division of the Separate Account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

OWNER CONTROL

In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying Separate Account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, We believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying Separate Account assets.

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of a specific dollar amount or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457 Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

                          DISTRIBUTION OF THE CONTRACT

The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Sammons Securities Company, LLC ("Sammons Securities Company) serves as principal underwriter for the contracts. Sammons Securities Company is a Delaware limited liability company and its home office is located at 4261 Park Road, Ann Arbor, Michigan 48103. Sammons Securities Company is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas which in turn is the ultimate parent company of Midland National Life Insurance Company. Sammons Securities Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. Sammons Securities Company offers the contracts through its registered representatives. Sammons Securities Company is a member of the Securities Investor Protection Corporation. Sammons Securities Company also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Registered representatives are appointed as Our insurance agents.

Sammons Securities Company received sales compensation with respect to the contracts in the following amounts during the periods indicated:

------------------------- ------------------------------------------------ -------------------------------------------------
      Fiscal Year             Aggregate Amount of Commissions Paid to          Aggregate Amount of Commissions Retained
                                    Sammons Securities Company                      by Sammons Securities Company*
------------------------- ------------------------------------------------ -------------------------------------------------
2004                      $0                                               $0
------------------------- ------------------------------------------------ -------------------------------------------------

* Represents an underwriting fee paid to Sammons Securities Company for all of Midland National's variable annuity contracts under Separate Account C. In exchange for the underwriting fee, Sammons Securities Company provides various administrative services. Examples of the services provided include registered representative training sessions, tracking and notification of firm element training, attendance at Annual Compliance Meetings, and continuing education required by the NASD to maintain licensing for all affiliated registered representatives licensed with Midland National.

Under the distribution agreement with Sammons Securities Company, We pay the following sales expenses:

      o     sales representative training allowances,

      o     deferred compensation and insurance benefits,

      o     advertising expenses, and

      o     all other expenses of distributing the contracts.

We and/or Sammons Securities Company may pay certain selling firms additional amounts for:

      o "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to their sales representatives;

      o     sales promotions relating to the contracts;

      o costs associated with sales conferences and educational seminars for their sales representatives; and

      o     other sales expenses incurred by them.

We and/or the Distributor may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.


                          SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland National. The assets are held separate and apart from our Fixed Account assets. Records are maintained of all premiums and redemptions of fund shares held by each of the investment divisions.


                                STATE REGULATION

Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

                               RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland National. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.


                                  LEGAL MATTERS

Legal advice regarding certain matters relating to the federal securities laws applicable to the issue and sale of the contracts has been provided by Sutherland Asbill & Brennan LLP, Washington, D.C.


                                FINANCIAL MATTERS

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company as of and for the years ended December 31, 2004, have been audited by PricewaterhouseCoopers LLP, independent auditors. The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

                              Bank of America Plaza
                                800 Market Street
                            St. Louis, MO 63101-2695


                                OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.


                              FINANCIAL STATEMENTS

The financial statements of Midland National Life Insurance Company should be considered only as bearing on the ability of Midland National to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of Separate Account C.

                                                               Part C

                                                          OTHER INFORMATION

 Item 24.

(a)  Financial Statements


Financial statements will be included in the Pre-Effective Amendment filing


(b)  Exhibits:


     (1)  Resolution of the Board of Directors of Midland National Life Insurance Company authorizing establishment of Separate
          Account C  (3)

     (2)  Not Applicable

     (3)  (a) Principal Underwriting Agreement between Midland National Life Insurance Company and Sammons Securities (6)

          (b) Registered Representative Contract  (3)

     (4)  (a)Form of Flexible Premium Deferred Variable Annuity Contract (14)
          (b) Form of the Premium Bonus Rider II(13)
          (c) Form of the Estate Planning Rider (12)
          (d) Form of the Surrender Charge Rider II(13)
          (e) Form of the Enhanced Guaranteed Minimum Withdrawal Rider (13)
          (f) Form of the Enhanced Guaranteed Minimum Death Benefit Rider (13)
          (g) Form of the Guaranteed Minimum Income Benefit and Accumulation Benefit Rider (13)
          (h) Form of the Waiver of Surrender Charges for Nursing Home Confinement Rider (13)

     (5)  (a)Form of Application for Flexible Premium Deferred Variable Annuity Contract (6)

     (6)  (a)Articles of Incorporation of Midland National Life Insurance Company (3)

          (b) By-laws of Midland National Life Insurance Company  (3)

     (7)  Form of Reinsurance Agreement for contracts issued under this Registration Statement. (8)

     (8)  (a)Form of Participation Agreement between Midland National Life Insurance Company and Fidelity VIP I and VIP II (3)

          (b) Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund, and
              Variable Products Fund II  (2)

          (c) Form of Participation Agreement between Midland National Life Insurance Company and Fidelity VIP III (3)

          (d) Form of Participation Agreement between Midland National Life Insurance Company and American Century
              Investment Services Inc. (3)

          (e) Form of Participation Agreement between Midland National Life Insurance Company and Massachusetts Financial
              Variable Insurance Trusts (4)

          (f) Form of Participation Agreement between Midland National Life Insurance Company and Lord Abbett Series Funds,
              Inc. (4)

          (g) Form of Participation Agreement between Midland National Life Insurance Company and Fred Alger Management,
              Inc.  (5)

          (h) Amendments to Participation Agreement for Lord Abbett Series Funds, Inc.  (1)

          (i) Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund III.
              (5)

          (j) Form of Participation Agreement between Midland National Life Insurance Company and Van Eck Associates
              Corporation (6)

          (k) Form of Participation Agreement between Midland National Life Insurance Company and Pacific Investment
              Management Company LLC            (7)

          (l) Form of Participation Agreement between Midland National Life Insurance Company and Rydex Global Advisors (8)

          (m) Form of Participation Agreement between Midland National Life Insurance Company and J.P. Morgan Investment
              Management, Inc. (8)

          (n) Form of Participation Agreement between Midland National Life Insurance Company and Calvert Asset Management
              Company, Inc. (8)

          (o) Form of Participation Agreement between Midland National Life Insurance Company and Janus Capital Management
              LLC (8)

          (p) Amendments to Participation Agreement between Midland National Life Insurance Company and Van Eck.(8)

          (q) Amendment to Participation Agreement between Midland National Life Insurance Company and Rydex Global
              Advisors (9)

          (r) Amendment to Participation Agreement between Midland National Life Insurance Company and Van Eck (10)
          (s) Form of Participation Agreement between Midland National Life Insurance Company and Goldman Sachs Variable
              Insurance Trust (11)

          (t) Form of Participation Agreement between Midland National Life Insurance Company and PIMCO Advisors VIT (11)

          (u) Form of Participation Agreement between Midland National Life Insurance Company and Neuberger Berman
              Advisers Management Trust (11)


     (9)  Opinion and Consent of Counsel (15)

     (10) (a) Consent of Counsel (15)
          (b) Consent of Independent Auditors (15)

     (11) Not Applicable

     (12) Not Applicable

     (13) Performance Data Calculations  (8)

----------------------

(1)  Incorporated herein by reference to Pre-Effective Amendment No. 1 on August 31, 1999 for Form S-6 (File No. 333-80975).
(2)  Incorporated herein by reference to Pre-Effective Amendment No. 2 on April 23, 1997 for Form S-6 (File No. 333-14061).
(3)  Incorporated herein by reference to Post-Effective Amendment No. 6 on April 30, 1998 for Form N-4 (File number 33-64016).
(4)  Incorporated herein by reference to Post-Effective Amendment No. 9 on April 30, 1999 for Form N-4 (File number 33-64016).
(5)  Incorporated herein by reference to Post-Effective Amendment No. 6 on February 15, 2001 for Form S-6 (File No. 333-14061).
(6)  Incorporated herein by reference to Post-Effective Amendment No. 1 on April 22, 2002 for Form N-4 (File 333-71800).
(7)  Incorporated herein by reference to Post-Effective Amendment No. 11 on April 29, 2003 for Form N-6 (File 333-14061)
(8)  Incorporated herein by reference to Post-Effective Amendment No. 5 on April 28, 2003 for Form N-4 (File 333-71800).
(9)  Incorporated herein by reference to Post-Effective Amendment No. 1 on April 28, 2004 for Form N-4 (File 333-108437)
(10) Incorporated herein by reference to Post-Effective Amendment No. 5 on November 24, 2004 for form N-4 (File 333-108437).
(11) Incorporated herein by reference to Post-Effective Amendment No. 6 on April 29, 2005 for Form N-4 (File 333-108437)
(12) Incorporated herein by reference to Post-Effective Amendment No. 7 on June 23, 2005 for Form N-4 (File 333-71800)
(13) Incorporated herein by reference to Initial Filing on October 7, 2005 for Form N-4 (File 333-128910)
(14) Filed herewith
(15) To be filed by amendment

Item 25. Directors and Officers of the Depositor

---------------------------------------------------------------------- -----------------------------------------------------
Name and Principal Business Address*                                   Position and Offices with Depositor
---------------------------------------------------------------------- -----------------------------------------------------
Steven C. Palmitier..............................................      President and Chief Operating Officer - Director
---------------------------------------------------------------------- -----------------------------------------------------
Stephen P. Horvat, Jr***......................................         Senior Vice President and Chief Legal Officer -
                                                                       Director
---------------------------------------------------------------------- -----------------------------------------------------
Donald J. Iverson.............................................         Senor Vice President and Corporate Actuary -
                                                                       Director
---------------------------------------------------------------------- -----------------------------------------------------
Melody Jensen.................................................         Vice President, General Counsel and Secretary
---------------------------------------------------------------------- -----------------------------------------------------
Jon P. Newsome**..............................................         Executive Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Thomas M. Meyer...............................................         Senior Vice President and Chief Financial Officer
---------------------------------------------------------------------- -----------------------------------------------------
Gary J. Gaspar***................................................      Senior Vice President and Chief Information Officer
---------------------------------------------------------------------- -----------------------------------------------------
Esfandyar Dinshaw**..............................................      Executive Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Gary W. Helder...................................................      Vice President, Policy Administration
---------------------------------------------------------------------- -----------------------------------------------------
Robert W. Buchanan...............................................      Vice President, New Business
---------------------------------------------------------------------- -----------------------------------------------------
Timothy A. Reuer.................................................      Vice President, Product Development
---------------------------------------------------------------------- -----------------------------------------------------
Robert Tekolste**................................................      Senior Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Meg J. Taylor***.................................................      Vice President and Chief Compliance Officer
---------------------------------------------------------------------- -----------------------------------------------------
Tracy Michels***.................................................      Assistant Vice President and Deputy Compliance
                                                                       Officer
---------------------------------------------------------------------- -----------------------------------------------------
Kevin Bachmann...................................................      Senior Vice President, Sales, and Chief Marketing
                                                                       Officer
---------------------------------------------------------------------- -----------------------------------------------------
Gregory Helms....................................................      2nd Vice President, Policy Administration
---------------------------------------------------------------------- -----------------------------------------------------
Cindy Reed**.....................................................      Vice President and Chief Marketing Officer,
                                                                       Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Ron Markway**....................................................      2nd Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Michael Yanacheak**..............................................      2nd Assistant Vice President, Product
                                                                       Development, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Lance Larsen**...................................................      Assistant Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
*    Unless noted otherwise, the principal business address for each officer and director is One Midland Plaza, Sioux Falls, SD
     57193-9991
**   Annuity Division, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266
***  525 W. Van Buren, Chicago, IL 60607

Item 26.

Persons Controlled by or Under Common Control With the Depositor.

The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Inc.  The
Registrant is a segregated asset account of Midland.  Sammons Enterprises, Inc. is owned by The Charles A. Sammons 1987
Charitable Remainder Trust Number Two.  Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI) are:

  ----------------------------------------------------------- --------------------------- --------------------------
                                                                                              Percent Of Voting
  Name                                                        Jurisdiction                    Securities Owned
  ----------------------------------------------------------- --------------------------- --------------------------
     Sammons Communications, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Communication of Pennsylvania, Inc.
     Sammons Communications of Pennsylvania, Inc.
     merged into Sammons Communications, Inc. as of           Delaware                              100%
     12/31/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Consolidated Investment Services, Inc. (CISI)               Nevada                                100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Richmond Holding Company, LLC                               Delaware                           5% by CISI
                                                                                                 95% by SEI
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Financial Group, Inc. (SFG)                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Midland National Life Insurance Company                     Iowa                                  100%
  ----------------------------------------------------------- --------------------------- --------------------------
  North American Company for Life and Health Insurance
  (NACOLAH)                                                   Illinois                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  North American Company for Life and Health Insurance                                              100%
  of New York                                                 New York
  ----------------------------------------------------------- --------------------------- --------------------------
  NACOLAH Ventures, L.L.C.                                    Delaware                         99% by NACOLAH
                                                                                                  1% by SFG
  ----------------------------------------------------------- --------------------------- --------------------------
  Parkway Holdings, Inc.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Parkway Mortgage, Inc.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  CH Holdings, Inc.                                           Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Corporation                                         Texas                                 100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Otter, Inc.                                                 Oklahoma                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Cathedral Hill Hotel, Inc.                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Power Development, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Gila Bend Power Partners,  L.L.C.                           Delaware                               50%
  ----------------------------------------------------------- --------------------------- --------------------------
  Mountain Valley Spring Company
     Asset sale on 4/23/2004
     Corporate name changed to H2O Distribution, Inc. as      Arkansas                              100%
     of 4/26/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Water Lines, Inc.
     Asset sale on 4/23/2004
     Corporate name changed to H2O Transportation, Inc.
     as of 4/26/2004                                          Arkansas                              100%
     H2O Transportation, Inc., merged into H2O
     Distribution, Inc. as of 12/31/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Distribution Holdings, Inc.                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons VSC, Inc.                                           Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Vinson Supply (UK) LTD.                                     United Kingdom                         50%
     Voluntarily dissolved (in the UK) as of 4/20/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Mylon C. Jacobs Supply Co.                                  Oklahoma                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons CTP, Inc.                                           Pennsylvania                          100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons VPC, Inc.                                           Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Tie Investors, LLC                                          Texas                                  75%
     Name changed to Opus 5949 LLC as of 1/25/2005
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Distribution, Inc.                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons BW, Inc.                                            Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  TMIS, Inc.                                                  Texas                                 100%
  ----------------------------------------------------------- --------------------------- --------------------------
  B-W Mex, Inc.                                               Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Abastecedora de Services Industriales y Productos S.A.                                      99.9% by Sammons
  de C.V.  (ASPI)                                                                                 BW, Inc.
                                                              Mexico                          0.01% TMIS, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Sealing Specialists of Texas, Inc.                          Texas                                 100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs ITD Corp.                                            Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment Trust                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment Mexico, Inc.                               Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Montecargas Yale de Mexico S. A. de C.V. (YALESA)                                             99% by Briggs
                                                                                               Equipment Trust
                                                              Mexico                            1% by Briggs
                                                                                           Equipment Mexico, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment S.A. de C.V. (BESA)                                                          99% by Briggs
                                                                                               Equipment Trust
                                                              Mexico                            1% by Briggs
                                                                                           Equipment Mexico, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Construction Equipment, Inc.                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Crestpark LP, Inc.                                          Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Crestpark Holding, Inc.                                     Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Venture Properties, Inc.                            Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Realty Corporation                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Legacy Venture GP, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Legacy Venture LP, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Income Properties, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Eiger Venture, Inc.                                 Delaware                              100%
      Voluntarily dissolved as of 7/1/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  GBH Venture Co., Inc.                                       Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Grand Bahama Hotel Co.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Jack Tar Grand Bahama Limited                               Bahamas                               100%
  ----------------------------------------------------------- --------------------------- --------------------------
  The Grove Park Inn Resort, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Tours, Inc.                                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Securities, Inc.                                    Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Securities Company, L.L.C.                          Delaware                               50%
  ----------------------------------------------------------- --------------------------- --------------------------
  Herakles Investments, Inc.                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sponsor Investments, L.L.C.                                 Texas                                  75%
  ----------------------------------------------------------- --------------------------- --------------------------
  SG Reliant Investors, LLC                                   Delaware                               80%
  ----------------------------------------------------------- --------------------------- --------------------------


Item 27. Number of Contract Owners
As of the date of this filing, no contracts have been sold..

Item 28. Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law.  This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.  Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the
Act and will be governed by the final adjudication of such issue.


Item 29a. Relationship of Principal Underwriter to Other Investment Companies
In addition to Midland National Life Separate Account C, Sammons Securities Company LLC, the principal underwriter of the
Registrant, is also the principal underwriter for flexible premium variable life insurance contracts issued through Midland National
Life Separate Account A and North American Separate Account VUL I and flexible premium variable annuity contracts issued through
North American Separate Account VAI.

Item 29b. Principal Underwriters

The directors and principal officers of Sammons Securities Company LLC are as follows:

                  ----------------------------------------------- ------------------------------------------
                  Name and Principal                              Positions and Offices with
                  Business Address*                               Sammons Securities Company, LLC
                  ----------------------------------------------- ------------------------------------------
                  Steve Palmitier                                 President
                  One Midland Plaza,
                  Sioux Falls, SD 57193-9991
                  ----------------------------------------------- ------------------------------------------
                  Jerome S. Rydell                                Chairman
                  ----------------------------------------------- ------------------------------------------
                  Michael Masterson                               Vice-Chairman
                  525 West Van Buren
                  Chicago, IL  60607
                  ----------------------------------------------- ------------------------------------------
                  Michael J. Brooks                               Vice-President
                  ----------------------------------------------- ------------------------------------------
                  Kevin Bachmann                                  Chief Marketing Officer
                  One Midland Plaza
                  Sioux Falls, SD  57193-9991
                  ----------------------------------------------- ------------------------------------------
                  Lisa S. Hoyne                                   Vice-President
                  One Midland Plaza,
                  Sioux Falls, SD 57193-9991
                  ----------------------------------------------- ------------------------------------------
                  Brandon D. Rydell                               Vice-President

                  ----------------------------------------------- ------------------------------------------

*  Unless otherwise indicated, the address of each executive officer of Sammons Securities Company LLC is:  4261 Park Road,
   Ann Arbor MI  48103.



Item 29c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the
Registrant with respect to these Contracts during the Registrant's last fiscal year:

---------------------------- -------------------------- ------------------------ --------------------- ---------------------
            (1)                         (2)                       (3)                    (4)                   (5)
                                 Net Underwriting
     Name of Principal             Discounts and           Compensation on            Brokerage               Other
                                                                          -
        Underwriter                 Commissions               Redemption             Commissions          Compensation*
---------------------------- -------------------------- ------------------------ --------------------- ---------------------
    Sammons Securities                   0                         0                      0                     0
       Company, LLC
---------------------------- -------------------------- ------------------------ --------------------- ---------------------
* Represents an underwriting fee paid to Sammons Securities Company for all of Midland Nationals variable annuity contracts under Separate Account C.  In exchange for the underwriting fee, Sammons Securities Company provides various administrative services.  Examples of the services provided include registered representative training sessions, tracking and notification firm element training, attendance at Annual Compliance Meetings, and continuing education required by the NASD to maintain licensing for all affiliated registered representatives licensed with Midland National.
 Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3
promulgated thereunder, are maintained by Midland National Life Insurance Company at 4601 Westown Parkway, Suite 300, West
Des Moines, IA 50266 and 525 West Van Buren, Chicago, IL 60607.

Item 31. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 32. Undertakings and Representations

(a) A post-effective amendment to this registration statement will be filed as frequently as is necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a
Statement of Additional Information.

(c) Any Statement of Additional Information and any financial statements required to be made available under this form will be delivered promptly upon written or oral request.

(d) Midland National Life Insurance Company represents that all fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland
National Life Insurance Company.

Section 403(b) Representation

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance
(Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.


                                                             SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment
Company Act of 1940, the Registrant, Midland National Life Separate Account C has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois this 13th day of October, 2005.


                                                                     MIDLAND NATIONAL LIFE
                                                                         SEPARATE ACCOUNT C (REGISTRANT)

     Attest:  /s/                                                       By:    /s/*
             ------------------------------------------------------     -------------------------------------
                                                                        Michael M. Masterson
                                                                        Chairman of the Board

                                                            By:  MIDLAND NATIONAL LIFE
                                                                       INSURANCE COMPANY (DEPOSITOR)

     Attest:  /s/                                           By:   /s/   *
             -----------------------------------------------     --------------------------------------------
                                                                  Michael M. Masterson
                                                                  Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.

                       Signatures                                          Title

/s/  *                                         Chairman of the Board of Directors,
-----------------------------------------------   Director, Chief Executive Officer
      MICHAEL M. MASTERSON                           (Principal Executive Officer)


/s/  *                                         Senior Vice President, Chief Financial Officer
-----------------------------------------------  (Principal Financial Officer), Director
      THOMAS M. MEYER

/s/  *                                         Senior Vice President, Director
-----------------------------------------------
      JOHN J. CRAIG, II

/s/  *                                         President and Chief Operating Officer, Director
-----------------------------------------------
      STEVEN C. PALMITIER

/s/  *                                         Director, Senior Vice President,
-----------------------------------------------   Corporate Actuary
      DONALD J. IVERSON

/s/  *                                         Director, Senior Vice President-Legal
-----------------------------------------------
      STEPHEN P. HORVAT, JR.

/s/  *                                         Director, Chief Executive Officer, President
-----------------------------------------------   of Sammons
      ROBERT W. KORBA


*By:  /s/_______________________________________                 Date:    October 13, 2005
---------                                                                 -----------------------------
                   Therese M. Michels
                    Attorney-in-Fact
                   Pursuant to Power of Attorney

                                Registration No.

                           Initial Form N-4 Submission



--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------



                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                    MINDLAND NAITONAL LIFE SEPARATE ACCOUNT C

                                       AND

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY



--------------------------------------------------------------------------------

                                  EXHIBIT INDEX



------------------ -------------------------------------------------------------
     Item           Exhibit
------------------ -------------------------------------------------------------
     24(b)(4)(a)    Form of Flexible Premium Deferred Variable Annuity Contract
------------------ -------------------------------------------------------------
                    Power of Attorney
------------------ -------------------------------------------------------------

                     Midland National Life Insurance Company
                                 A Stock Company
 Principal Office: 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266
                                 (515) 440-5500
    Executive Office: One Midland Plaza, Sioux Falls, SD 57193 (800) 923-3223


In this Contract, Midland National Life Insurance Company is referred to as "We", "Us", "Our", or the "Company". "You" and "Your" refer to the Owner.

We agree to pay the benefits provided by this Contract. This Contract is issued in consideration of the application and payment of the Initial Premium.

RIGHT TO EXAMINE CONTRACT - It is important to Us that You are satisfied with this Contract and that it meets Your insurance goals. Read it carefully. If You are not satisfied with it, You may return it to Our Principal office or to Your agent within 10 days, or as required by state law, after You receive it. We will then void it as of the Issue Date and we will refund the full Accumulation Value, or if greater and required by state law, premiums paid.




     THIS IS A LEGAL CONTRACT BETWEEN YOU AND US.  READ IT CAREFULLY.




   /s/                                                    /s/
   Steven C. Palmitier                                    Melody Jensen
   PRESIDENT                                              SECRETARY




                   Annuity Payments Starting On Maturity Date
                   Death Benefit Payable Before Maturity Date
                 Non-Participating - Not Eligible For Dividends


          ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES WILL
           REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,
                  WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

                                                TABLE OF CONTENTS
                                                                                               SECTION
                                                                                               CONTRACT FACE
          RIGHT TO EXAMINE CONTRACT..............................................              PAGE
          DEFINITIONS............................................................                 1
          GENERAL PROVISIONS.....................................................                 2
                   Entire Contract ................................................               2.1
                   Changes to the Contract ........................................               2.2
                   Beneficiary.....................................................               2.3
                   Change of Beneficiary...........................................               2.4
                   Change in Maturity Date.........................................               2.5
                   Incontestability................................................               2.6
                   Misstatement of Age or Sex......................................               2.7
                   Periodic Reports................................................               2.8
                   Non-participating...............................................               2.9
                   Claims of Creditors.............................................               2.10
                   Minimum Benefits................................................               2.11
                   Payment of Premiums.............................................               2.12
                   Ownership.......................................................               2.13
                   Assignment......................................................               2.14
                   Postponement of Payments........................................               2.15

                          YOUR INVESTMENT OPTIONS................................                 3
                   The Separate Account............................................               3.1
                   Initial Allocation..............................................               3.2
                   Allocations.....................................................               3.3
                   Transfers Prior to Maturity Date................................               3.4
                   Transfers After the Maturity Date for Variable Payment Options..               3.5
                   Account Investments.............................................               3.6
                   Change in Investment Policy.....................................               3.7
                   Change of Fund..................................................               3.8

                          ACCUMULATION VALUES....................................                 4
                   Separate Account Value..........................................               4.1
                   Accumulation Units..............................................               4.2
                   Accumulation Unit Value.........................................               4.3
                   Net Investment Factor...........................................               4.4
                   Charges Against the Investment Division.........................               4.5

          SURRENDERS.............................................................                 5
                   Surrender.......................................................               5.1
                   Surrender Value.................................................               5.2
                   Surrender Charges...............................................               5.3

          PARTIAL SURRENDERS.....................................................                 6
                   Partial Surrenders..............................................               6.1
                   Penalty-Free Partial Surrenders.................................               6.2
                   Surrender Charges...............................................               6.3

          SYSTEMATIC WITHDRAWAL OPTION...........................................                 7

          DEATH BENEFIT..........................................................                 8
                   Death of Annuitant or Owner Before the Maturity Date............               8.1
                   Spousal Continuance.............................................               8.2
                   Death of Annuitant or Owner On or After the Maturity Date....                  8.3
                   Simultaneous Death..............................................               8.4


          PAY-OUT PROVISIONS.....................................................                 9
                   Payment of Contract Proceeds....................................               9.1
                   Frequency of Annuity Payments...................................               9.2
                   Fixed Payment Options...........................................               9.3
                   Fixed Payment Plans.............................................               9.4
                   Variable Payment Options........................................               9.5
                   Variable Payment Plans..........................................               9.6
                   Additional Payment Plans........................................               9.7
                   Evidence of Age and Survival....................................               9.8
                   SETTLEMENT OPTION TABLES........................................





                                   SPECIFICATIONS PAGE

OWNER:             [MARY DOE]                           CERTIFICATE NUMBER:         [L012345678]

ANNUITANT:         [JOHN DOE]                           ISSUE DATE:                 [AUGUST 1, 2005]

AGE OF ANNUITANT:           [35]                        MATURITY DATE:              [AUGUST 1, 2070]

SEX OF ANNUITANT:           [MALE]                      MINIMUM TRANSFER AMOUNT:    [$200.00]

INITIAL PREMIUM:            [$10,000.00]

MINIMUM PREMIUM:            [$10,000]

MAXIMUM PREMIUM:            [$1,000,000]

MINIMUM PARTIAL SURRENDER AMOUNT*:                      [$500.00]
*Minimum Partial Surrender Amount is not applicable for a withdrawal made in accordance with Section 6.2.

MINIMUM ACCOUNT VALUE:               [$500.00]

MORTALITY AND EXPENSE CHARGE:  [The Current Mortality and Expense Charge is an annual rate based off of policy
Accumulation Value as shown below plus any optional riders elected as shown on the Additional Benefits by Endorsement or Rider page.

1.35% for Accumulation Value greater than or equal to $100,000
1.45% for Accumulation Value greater than or equal to $25,000 but less than $100,0000
1.60% for Accumulation Value less than $25,000]

ADMINISTRATION FEE  [0.45%]

ANNUAL MAINTENANCE FEE:  [Currently the Annual Maintenance Fee is $30 per year.  This fee is charged at the end of the year or upon surrender.  It will be waived if the Accumulation Value is $50,000 or greater on the Contract Anniversary Date.  The maximum Annual Maintenance Fee is $60.]

SURRENDER CHARGE SCHEDULE:

[We impose a Surrender Charge on certain early surrenders

                                    Length of Time
                                     From Premium                     Surrender
                                      Payment                          Charge
                                  (Number of Years)                  Percentage
                                           1                             7%
                                           2                             7%
                                           3                             6%
                                           4                             5%
                                           5                             4%
                                           6                             3%
                                           7                             2%
                                           8+                           0%]


If You have any questions or concerns, contact Your agent or write or call Us at:

                     Midland National Life Insurance Company
                                [P. O. Box 79907
                           Des Moines, Iowa 50325-0907
                      Toll-free telephone: 1-866-270-9564]


                             SECTION 1: DEFINITIONS



      The following are key words used in this Contract. They are important in describing both Your rights and Ours. When they are used, they are capitalized. As You read Your Contract, refer back to these definitions.

Accumulation Value: The value used to determine annuity payments at maturity and death benefits under this Contract. The Accumulation Value is equal to the sum of the amounts you have in the Investment Divisions of the Separate Account.

Annual Maintenance Fee: A fee charged by Us. The amount as defined on the Specifications Page.

Annuitant: The person(s) named in the application and on the Specifications Page to whom periodic income will be paid. This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. The Annuitant will be considered the Owner of the Contract unless otherwise stated on the application.

Beneficiary: The person(s) to whom the death benefit will be paid in the event of the death of the Owner or Annuitant.

Business Day: A day when the New York Stock Exchange is open. A Business Day ends when the New York Stock Exchange closes. The Separate Account will be valued each Business Day.

Contingent Beneficiary: The person(s) designated by You, to receive the death benefit if the Primary Beneficiary is deceased at the time the death benefit becomes payable.

Contract Anniversary: The same date in each Contract Year as the Issue Date.

Contract Month: The Contract Month means each month that begins on the same date as the day of the issue date. For this purpose, the calendar days of 29, 30, and 31 are not used, and We look forward to the first day of the next calendar month.

Contract Year: The period from one Contract Anniversary to the next Contract Anniversary. The first Contract Year is from the Issue Date to the first Contract Anniversary.

Endorsement or Rider: A form which amends this Contract or which provides additional benefits. When an Endorsement or Rider is attached to this Contract, it is a part of this Contract and is subject to all the terms of this Contract unless We state otherwise.

Funds: The investment companies, more commonly called mutual funds, available for investment by Separate Account C on the issue date or as later changed by Us.

Initial Premium: The dollar amount sent to Us by You to initially fund this annuity. The Initial Premium is shown on the Specifications Page.

Investment Division: A division of Our Separate Account which invests exclusively in the shares of a specified portfolio of the Funds.

Issue Age: Age of the Annuitant on the last birthday before the issue date.

Issue Date: The date this Contract is issued and Your rights and benefits begin and from which Contract Anniversaries, Contract Months, and Contract Years are measured. The Issue Date is shown on the Specifications Page.

Maturity Date: The latest date on which monthly income payments must begin. The maximum Maturity Date is the later of a) the Contract Anniversary immediately following the Annuitant's 100th birthday or b) the first day of the eighth Contract Year. The Maturity Date is shown on the Specifications Page.

Minimum Account Value: The Minimum Account Value is shown on the Specifications Page.

Minimum Partial Surrender Amount: The minimum dollar amount that is allowed by Us to be withdrawn prior to surrender. The amount is shown on the Specifications Page.

Net Premium: The total premiums received less any reductions for partial surrenders.

Owner: The person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the Contract.

Payee: The Annuitant is the Payee on the Maturity Date. The Beneficiary is the Payee of the proceeds at the death of the Annuitant or Owner if the date of death is prior to the Maturity Date.

Premium Tax: An amount that may be deducted from the Accumulation Value at full surrender, annuitization or death.

Primary Beneficiary: The person(s), designated by You, who has the first right to receive the death benefit in the event of the death of the Owner or Annuitant.

Proof of Death: Proof of Death may consist of a certified copy of the death certificate or any other proof satisfactory to the Company.

Separate Account: Our Separate Account C which receives and invests Your premiums under the Contract.

Surrender Charge Schedule: The Surrender Charge Schedule is shown on the Specifications Page. A surrender charge will apply to any full or partial surrender, except as described in Section 6.2.

Surrender Value: The amount available at time of full surrender.

Transaction Closing Time: We may impose closing times that are earlier than the closing time of the Valuation Period to process the following transactions: transfer, premium deposit, partial surrender and full surrender requests.

Valuation Period: means a period used in measuring the investment experience of each investment division within the Separate Account.

Select investment divisions will have one valuation period during the regular trading day on the New York Stock Exchange and is the time beginning at the close of regular trading on the New York Stock Exchange on the previous Business Day and ending at the close of regular trading on the New York Stock Exchange on the current Business Day.

Select investment divisions will have two valuation periods, morning and afternoon, during the regular trading day on the New York Stock Exchange. The morning Valuation Period is the time beginning at the close of regular trading on the New York Stock Exchange on the previous Business Day and ending at the morning close of regular trading as set by the Fund Company(s) on the current Business Day. The afternoon Valuation Period is the time beginning at the close of the morning Valuation Period on the current Business Day and ending at the close of regular trading on the New York Stock Exchange on the current Business Day.

Written Notice: A notice or request submitted in a written form satisfactory to Us, that is signed by the Owner and received by Us at the address shown on the Specifications Page.

                          SECTION 2: GENERAL PROVISIONS

2.1 Entire Contract: The entire Contract between You and Us consists of this Contract, the attached written application and any attached endorsements, riders, and amendments.

2.2 Changes to the Contract: No one has the right to change any part of this Contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify this Contract.

We may change this Contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to this Contract .

2.3 Beneficiary: You named the Beneficiary in the application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. If more than one Primary Beneficiary is named, each named Beneficiary will share equally in any benefit or rights granted by this Contract, unless You have given Us other Written Notice. If no Primary Beneficiary is living at the time of the Owner's or Annuitant's death, the proceeds are payable to the Contingent Beneficiary, if any. If no Beneficiary is living when the Owner or Annuitant dies, the death benefit will be paid to You or Your estate. If there are joint Owners, the surviving joint Owner, if any, will be considered the designated Primary Beneficiary, unless the joint Owners have otherwise designated a Primary Beneficiary either on the application or by sending Us a Written Notice. If a person other than a joint Owner is named a Primary Beneficiary, the surviving Owner will not be entitled to proceeds upon the death of the first Owner.

2.4 Change of Beneficiary: You may change a revocable Beneficiary. We must receive Written Notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the Written Notice was signed. We will not be liable for any payment made before We record the Written Notice.

2.5 Change in Maturity Date: At any time You may change the Maturity Date by Written Notice. We must receive Your Written Notice requesting such change at least 30 days prior to the original Maturity Date. Any Maturity Date may not be a date that is before the end of the first day of the eighth Contract Year.

2.6 Incontestability: We will not contest this Contract.

2.7 Misstatement of Age or Sex: If the age or sex of the Annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

Any underpayments made by Us will be paid to the Payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which this Contract is delivered.

2.8 Periodic Reports: At least once each year, We will send You a report containing information required by applicable state law.

2.9 Non-participating: This Contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

2.10 Claims of Creditors: To the extent permitted by law, no benefits payable under this Contract to a Beneficiary or Payee are subject to the claims of creditors.

2.11 Minimum Benefits: The annuity payments, Surrender Value and death benefit under this Contract are not less than the minimum required by the laws of the state in which this Contract is delivered.

2.12 Payment of Premiums: The Initial Premium is due on the Issue Date. You may make additional premium payments in any amount and frequency, subject to the limits shown on the Specifications Page.

2.13 Ownership: This Contract belongs to You. You have all rights granted by this Contract, including the right to change Owners and Beneficiaries, subject to the rights of:

      o     Any assignee of record with Us;

      o     Any irrevocable Beneficiary; and

      o     Any restricted Ownership.

We must receive Written Notice informing Us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the Written Notice was signed. However, We are not liable for payments made by Us before We record the Written Notice.

2.14 Assignment: You may assign this Contract by giving Us Written Notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the Written Notice of assignment.

2.15 Postponement of Payments: Payments from the Separate Account may be postponed if:

      o The New York Stock Exchange is closed or trading on the Exchange is restricted as determined by the Securities and Exchange Commission ("SEC") or

      o The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or determination of their value not reasonably practicable.


                       SECTION 3: YOUR INVESTMENT OPTIONS

3.1 The Separate Account: The Separate Account is Our Separate Account C, established under the Insurance Laws of the State of Iowa, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of Iowa. We own the assets of the account; We established the account to support variable annuity Contracts. The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business.

3.2 Initial Allocation: The Initial Premium will be allocated to the selected Investment Divisions of the Separate Accounts on the Issue Date.

3.3 Allocations: The Separate Account has several Investment Divisions. We list them on the supplemental application and in the prospectus. You determine, using percentages, how premiums will be allocated to the Investment Divisions. You may choose to allocate nothing to a particular Investment Division. But any allocation must be a whole number; You may not choose a fractional percent. The amount allocated to an account must be at least equal to the Minimum Account Value shown on the Specifications Page. The maximum amount of premium that We will accept is shown on the Specifications Page.

We reserve the right to limit the number of Investment Divisions in which You have Funds invested.

You may change the allocation for subsequent Premiums at any time while the Contract is in force. To do so, You must send Us Written Notice. The change will take effect on the date We receive Written Notice at Our Principal Office.

3.4 Transfers Prior to Maturity Date: You may request in writing, or by other acceptable means at Our sole discretion, to transfer amounts from one Investment Division to another. The minimum amount You may transfer is shown in the Specifications Page. This minimum need not come from any one Investment Division or be transferred to any one Investment Division. The minimum applies to the net amounts being transferred in Your request. We reserve the right to limit trading activity according to the rules set forth by the underlying portfolio of Funds. The amount remaining in any Investment Division after deducting the transfer must be equal to or greater than zero. The transfer will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.

3.5 Transfers After the Maturity Date for Variable Payment Options: You may request two transfers among the Separate Account Investment Divisions each Contract Year. The transfer will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.

3.6 Account Investments: We use the assets of Our Separate Account to buy shares in the Funds. Each Investment Division is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the Investment Division. This is without regard to income, gains, or losses in Our other investment accounts.

We will always keep assets in the Separate Account with a total value at least equal to the Accumulation Values under Contracts like this one. To the extent those assets do not exceed this amount, We use them only to support those policies; We do not use those assets to support any other business We conduct. We may use any excess over this amount in any way We choose.

3.7 Change in Investment Policy - A portfolio of the Funds may make a material change in its investment policy. In that case, We will send You a notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount You have in that Investment Division to another Investment Division of Our Separate Account. The process for changing the investment policy of the Separate Account will be approved by Iowa, our state of domicile, and the process for doing so is on file with the Insurance Commissioner in the state in which this Contract is delivered.

3.8 Change of Fund - A portfolio might, in Our judgment, become unsuitable for investment by an Investment Division. This may happen because of a change in investment contract, or a change in the laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the supplemental application. However, We would first seek approval from the SEC and, where required, the insurance regulator where this Contract is delivered.

                         SECTION 4: ACCUMULATION VALUES

4.1 Separate Account Value: The amount You have in Our Separate Account at any time will be the sum of the values in each Investment Division. The value in each Investment Division is equal to (a) multiplied by (b) where:

      (a) is the accumulation unit value as of the end of the Valuation Period for which the value in the Investment Division is determined; and

      (b)   is the number of accumulation units in the Investment Division;

We guarantee that adverse mortality and expense experience will not affect the amount You have in Our Separate Account.

4.2 Accumulation Units: We will credit amounts to or deduct amounts from the Investment Divisions in the Separate Account in the form of accumulation units prior to the Maturity Date. Credits are subsequent premiums and transfers into an Investment Division. Deductions are Annual Maintenance fees, transfers out of an Investment Division, partial surrenders, and full surrenders. The number of accumulation units to be credited or deducted from any Investment Division will be determined by dividing the amount to be credited or deducted from the Investment Division by the accumulation unit value of the Investment Division. Accumulation units will be credited or deducted using the accumulation unit value for the Valuation Period during which the transaction occurs.

4.3 Accumulation Unit Value: The initial accumulation unit value of each Investment Division was set at $10.00. The accumulation unit value for each subsequent Valuation Period is then determined at the end of the Valuation Period and will be equal to the net investment factor for that period multiplied by the accumulation unit value for the immediately preceding Valuation Period. The accumulation unit value applies to each Valuation Period. The accumulation unit value may increase or decrease from one Valuation Period to the next.

4.4 Net Investment Factor: The net investment factor is an index used to measure the investment performance of an Investment Division from one Valuation Period to the next. The net investment factor can be greater or less than one; therefore, the accumulation unit value may increase or decrease.

The net investment factor for each Investment Division for a Valuation Period is determined by adding (a) and (b), subtracting (c) and then dividing the result by (a) where:

      (a)   is the value of the assets at the end of the preceding Valuation
            Period;

      (b) is the investment income and capital gains, realized or unrealized, credited during the current Valuation Period;

      (c)   is the sum of:

            o the capital losses, realized or unrealized, charged during the current Valuation Period plus any amount charged or set aside for taxes during the current Valuation Period; plus

            o the mortality and expense charge for each day in the current Valuation Period; plus

            o     the administration fee for each day in the current Valuation
                  Period.

            o If there is a morning Valuation Period, the mortality and expense charge and administration fee for that Valuation Period is zero.

4.5 Charges Against the Investment Division: In determining the accumulation unit value, We deduct the mortality and expense charge and Administration Fee, as shown on the Specifications Page, from the assets of each Investment Division. At the beginning of each Contract Month, the mortality and expense charge may increase or decrease based on the Accumulation Value as shown on the Contract Specifications Page. This charge is for mortality and expense risks that We assume.

We will also deduct the administration fee, as shown on the Specifications Page, from the assets of each Investment Division. This charge is for Our administrative costs.

The earnings of the Separate Account are taxed as part of Our operations. At the present time, We do not expect to incur taxes on earnings of any Investment Division to the extent that earnings are credited under this Contract. If We incur additional taxes due to the operation of the Separate Account, We may make charges for such taxes against the Investment Divisions.


                              SECTION 5: SURRENDERS



5.1 Surrender: You may surrender this Contract for its Surrender Value at any time prior to the Maturity Date. The Surrender Value will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.

We will generally pay the Surrender Value within seven days after We receive a properly completed surrender request in good order. We may defer payment for a longer period as described in Section 2.15 of this Contract.

5.2 Surrender Value: The Surrender Value is equal to:

      o     The Accumulation Value; less

      o     The surrender charge; less

      o     The Annual Maintenance Fee (if any); less

      o     Any applicable Premium Tax.

5.3 Surrender Charges: We will deduct a surrender charge upon any surrender in excess of the allowable penalty-free partial surrender. The charge is equal to:

      o     The requested amount; less

      o The penalty-free partial surrender amount (if available); multiplied by

      o     The surrender charge percentage shown on the Specifications Page.

The surrender charge will be based on the length of time between premium payments and partial surrenders. For the purpose of determining the surrender charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any, without regard to allocations of premiums or surrenders among Investment Divisions. There is no surrender charge on the investment income (if any) withdrawn.

                          SECTION 6: PARTIAL SURRENDERS


6.1 Partial Surrenders: You may withdraw part of the Accumulation Value at any time before the Maturity Date, subject to the Minimum Partial Surrender Amount shown on the Specifications Page. A partial surrender may not bring any Investment Division of the Separate Account below the Minimum Account Value shown on the Specifications Page.

The Minimum Partial Surrender Amount does not apply if You exercise the penalty-free partial surrender as described in Section 6.2.

We will generally pay the partial surrender amount within seven days after We receive a properly completed partial surrender request in good order. We may defer payment for a longer period described in Section 2.15 of this Contract.

Unless You specify otherwise, Your partial surrender will be deducted from all Investment Divisions in the same proportion as each Investment Division bears to Your Accumulation Value. This allocation is subject to minimum amount requirements. Partial Surrenders will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.


6.2 Penalty-Free Partial Surrenders: Each Contract Year You may withdraw up to 10% of the Accumulation Value as of Your previous Contract Anniversary without any surrender charge.

If this option is not exercised during any Contract Year, or if less than 10% is withdrawn, any unused amount will not be carried over to a subsequent Contract Year.

6.3 Surrender Charges: We will deduct a surrender charge upon any partial surrender in excess of the allowable penalty-free partial surrender. The charge is equal to:

      o     The requested amount; less

      o The penalty-free partial surrender amount (if available); multiplied by

      o     The surrender charge percentage shown on the Specifications Page.

The surrender charge will be based on the length of time between each premium payment and partial surrender. For the purpose of determining the surrender charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any, without regard to allocations of premiums or surrenders among Investment Divisions. There is no surrender charge on the investment income (if any) withdrawn.


                     SECTION 7: SYSTEMATIC WITHDRAWAL OPTION


You may elect a systematic withdrawal option if all of the following requirements are satisfied as of the date we receive your request:

      o     The Annuitant is living,

      o     The Contract has not reached the Maturity Date, and

      o     Your right to examine the Contract has expired.

All systematic withdrawals are considered partial surrenders and will be deducted from each Investment Division in the same proportion as each Investment Division bears to Your Accumulation Value. Withdrawals may be made monthly, quarterly, semi-annually or annually. However, We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $500. Systematic withdrawals will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.

Surrender charges will apply to all amounts in excess of the penalty-free amount. You may discontinue systematic withdrawals at any time.

The balance remaining in the Accumulation Value will continue to increase or decrease, depending on the investment experience of the Investment Divisions in which Your Accumulation Value resides. If Your Accumulation Value declines, systematic withdrawals may no longer be supported.





                            SECTION 8: DEATH BENEFIT


8.1 Death of Annuitant or Owner Before the Maturity Date: If the Annuitant or Owner dies prior to the Maturity Date We will pay the death benefit to the appropriate Beneficiary. If the Annuitant or oldest Owner is less than age 81 at issue, the death benefit is the greater of total premiums minus adjustments for partial surrenders or the Accumulation Value on the date that We receive the due proof of death, increased by interest at the rate required by the jurisdiction in which this Contract is delivered until the date of payment less any applicable Premium Tax. Any adjustments for partial surrenders will reduce the death benefit by the same proportion the Accumulation Value was reduced by the partial surrender. If the Annuitant or oldest Owner is greater than or equal to age 81 at issue, the death benefit is the Accumulation Value on the date that We receive the due proof of death, increased by interest at the rate required by the jurisdiction in which this Contract is delivered until the date of payment less any applicable Premium Tax.

If there are joint Owners, proceeds will be distributed on the first death, unless the sole Beneficiary is the spouse. In which case, the spouse may elect to continue this Contract as the new Owner as described in Section 8.2.

If there are joint Owners, the surviving joint Owner, if any, will be the designated Primary Beneficiary unless the joint Owners have otherwise designated a Primary Beneficiary either on the application or by sending Us Written Notice. If a person other than a joint Owner is named as Primary Beneficiary, the surviving Owner will not be entitled to proceeds upon the death of the first Owner.

If the Owner dies before the entire interest in the Contract has been distributed, and the surviving spouse is not the sole Beneficiary, any remaining balance will:

      o Be distributed to the appropriate Beneficiary within 5 years from the death of the Owner.

      o Be distributed over the life of the Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary, and

      o Such distributions must begin no later than one year after the date of death or a later date as prescribed by Internal Revenue Service regulations.

If there are joint Annuitants, the death benefit will be paid upon the second death.

If the Annuitant and Owner are not the same, and the Annuitant dies before the entire interest in the Contract has been distributed, any remaining balance will:

      o     Be distributed to the appropriate Beneficiary in the year of death.

      o Be distributed over the life of the Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary, and

      o Such distributions must be elected no later than 60 days after the date of death or a later date as prescribed by Internal Revenue Service regulations.

Payments under this provision are in full settlement of all liability under this Contract.

8.2 Spousal Continuance: If the Owner dies, and the Beneficiary is the deceased Owner's spouse, the Beneficiary may elect to continue this Contract as the new Owner.

8.3 Death of Annuitant or Owner On or After the Maturity Date: If the Annuitant or Owner dies on or after the Maturity Date, We will pay the Beneficiary any remaining balance at least as rapidly as under the payment option in effect on the date of death.

If the surviving spouse is the Owner's sole Beneficiary, the spouse may elect to continue this Contract as the new Owner as described in Section 8.2.


8.4 Simultaneous Death: If joint Owners or joint Annuitants die within 24 hours of one another they are considered to have died simultaneously and the eldest is presumed to have died first. In the event of the simultaneous death of the Owner and the Annuitant, the Owner is presumed to have died first, and the Owner's beneficiary would be paid the death benefit.

                          SECTION 9: PAY-OUT PROVISIONS


9.1 Payment of Contract Proceeds: On the Maturity Date, We will pay the Surrender Value of this Contract, less any applicable Premium Tax, to the Annuitant if living. You may elect to have the value paid under one of the payment plans described below. You can choose either a Fixed Payment Plan described in Section 9.4 or a Variable Payment Plan described in Section 9.6. The election of a payment plan must be made in writing at least 30 days prior to the Maturity Date. If no election is made, the automatic payment plan of a life annuity with 10 year certain period under Option 2 (monthly income for a minimum of 120 months and as long thereafter as the Annuitant lives) will be applied.

If the Surrender Value on the Maturity Date is less than $2,500, the annual payment is less than $50, or the Payee is a corporation, partnership, association, trustee or assignee, We reserve the right to pay the full value to the Owner in a lump sum cash payment.

9.2 Frequency of Annuity Payments: Annuity payments will be made monthly, unless a different mode of payment is elected. If monthly payments would be less than $50, We reserve the right to change the payment frequency, so that payments are at least $50.

9.3 Fixed Payment Options: Payments and earnings under the fixed payment options are not affected by the investment experience of any Investment Division. Interest credited on all fixed payment options will never be less than 1.5%.

9.4 Fixed Payment Plans: Annuity payments will be made under one of the following payment plans:

      Option 1 - Income for Specified Period: We will pay an income for a specific number of years in equal installments. We guarantee these payments to be at least those shown in Table 1.

            o Installments shown are for each $1,000 of value applied based on a minimum interest of 1.5% per annum.

            o At Our sole discretion, excess interest may be paid or credited from time to time in addition to the payments guaranteed under Option 1.

      Option 2 - Life Annuity:

            o Life Only: We will pay equal monthly payments during the lifetime of the Payee. Upon the death of the Payee, payments will cease.

            o With Certain Period: We will pay equal monthly payments for a selected number of guaranteed payments, and then for as long as the Payee is living thereafter.

            We guarantee these payments to be at least those shown in Table 2.

            Installments shown are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 1.5% per annum.

      Option 3 - Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted. The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years, and must be exhausted at the end of 20 years. Payments will begin on the Maturity Date and will continue until the principal and interest, at the rate of 1.5% compounded per annum, are exhausted.

      Option 4 - Joint and Survivor Income: We will pay monthly payments during the lifetime of the Annuitant and the named Beneficiary. We determine the payment by the sex and age of each person from Table 3. The Annuitant must be at least 50 years old, and the Beneficiary/Payee must be at least 45 years old, at the time of the first monthly payment. We will furnish values for age or sex combinations not shown in the table on request.

      Installments shown are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 1.5% per annum.

9.5 Variable Payment Options: Payments under the variable payment options are affected by the investment experience of the Investment Divisions. Therefore, the amount of the variable payments may increase or decrease, depending on the investment experience of the Investment Division.

We guarantee that adverse mortality and expense experience will not affect the dollar amount of the variable payment.

Upon Maturity Date, the mortality and expense charge used to calculate the annuity unit value will be set equal to Your current mortality and expense charge at the time of maturity excluding any Endorsements and Rider mortality and expense charges. This charge will not change.

9.6 Variable Payment Plans: Annuity payments will be made under one of the following payment plans:

      Option 5 - Life Annuity:

            o Life Only: We will pay monthly payments during the lifetime of the Payee. Upon the death of the Payee, payments will cease.

            o With Certain Period: We will pay monthly payments for a selected number of guaranteed payments, and then for as long as the Payee is living thereafter.

      The dollar amount of the first variable payment is computed by multiplying the amount in each Investment Division, calculated as of a date not more than ten Business Days prior to the date of the first payment, by the appropriate rate from Table 4 for the option selected. The payment from each Investment Division is then converted to annuity units which will be used to determine subsequent payments.

      The Initial payments shown in Table 4 are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and interest of 5% per annum.

      The number of annuity units credited to each Investment Division is:

            o the portion of the first variable payment from the Investment Division; divided by

            o the Investment Division's annuity unit value as of the date used to calculate the first variable payment.

      The dollar amount of each subsequent payment for an Investment Division is equal to:

            o the number of annuity units for that Investment Division; multiplied by

            o the annuity unit value for that Investment Division as of a uniformly applied date not more than ten Business Days before the date of the payment.

      The variable payment made to the Annuitant is the sum of the payment amounts for each Investment Division.

Annuity Unit Value: The initial annuity unit value of each Investment Division was set at $10.00. The annuity unit value for each subsequent Valuation Period is then determined at the end of the Valuation Period and is equal to:

      o the annuity unit value for the immediately preceding Valuation Period; multiplied by

      o     the net investment factor for that period; multiplied by

      o     annuity unit value factor for each day in the current Valuation
            Period.

The annuity unit value factor for each day is .99986634. If the Investment Division has two Valuation Periods, the morning Valuation Period will have an annuity unit value factor of zero.

9.7 Additional Payment Plans: Annuity payments may be made under any payment plan offered byUs at the time an election is made.

9.8 Evidence of Age and Survival: Income under Options 2 and 4 of the fixed payment plans or any variable payment plan is based on the age of each Payee. We require proof of age. We reserve the right to require proof of survival under these options.


                                                              APPENDIX



                                                               TABLE 1


                                                 INCOME FOR SPECIFIED PERIOD FACTORS
Installments shown are for each $1,000 of net proceeds applied for Fixed Payment Plans.


Interest is 1.5%, and is subject to change as described in the Payout Provisions Section.

------------------------ ---------------------- ---------------------- --------------------- ----------------------
ANNUAL YEARS             ANNUAL                 SEMI-ANNUAL            QUARTERLY             MONTHLY
------------------------ ---------------------- ---------------------- --------------------- ----------------------
1                                 N/A                    N/A                   N/A                    N/A
------------------------ ---------------------- ---------------------- --------------------- ----------------------
2                                 N/A                    N/A                   N/A                    N/A
------------------------ ---------------------- ---------------------- --------------------- ----------------------
3                                 N/A                    N/A                   N/A                    N/A
------------------------ ---------------------- ---------------------- --------------------- ----------------------
4                                 N/A                    N/A                   N/A                    N/A
------------------------ ---------------------- ---------------------- --------------------- ----------------------
5                               205.99                 103.38                 51.78                  17.28
------------------------ ---------------------- ---------------------- --------------------- ----------------------
6                               172.93                  86.78                 43.47                  14.50
------------------------ ---------------------- ---------------------- --------------------- ----------------------
7                               149.31                  74.93                 37.53                  12.52
------------------------ ---------------------- ---------------------- --------------------- ----------------------
8                               131.60                  66.04                 33.08                  11.04
------------------------ ---------------------- ---------------------- --------------------- ----------------------
9                               117.84                  59.14                 29.62                  9.88
------------------------ ---------------------- ---------------------- --------------------- ----------------------
10                              106.83                  53.61                 26.85                  8.96
------------------------ ---------------------- ---------------------- --------------------- ----------------------
11                               97.82                  49.09                 24.59                  8.20
------------------------ ---------------------- ---------------------- --------------------- ----------------------
12                               90.32                  45.33                 22.70                  7.57
------------------------ ---------------------- ---------------------- --------------------- ----------------------
13                               83.98                  42.14                 21.11                  7.04
------------------------ ---------------------- ---------------------- --------------------- ----------------------
14                               78.54                  39.41                 19.74                  6.59
------------------------ ---------------------- ---------------------- --------------------- ----------------------
15                               73.83                  37.05                 18.56                  6.19
------------------------ ---------------------- ---------------------- --------------------- ----------------------
16                               69.71                  34.98                 17.52                  5.84
------------------------ ---------------------- ---------------------- --------------------- ----------------------
17                               66.08                  33.16                 16.61                  5.54
------------------------ ---------------------- ---------------------- --------------------- ----------------------
18                               62.86                  31.54                 15.80                  5.27
------------------------ ---------------------- ---------------------- --------------------- ----------------------
19                               59.97                  30.10                 15.07                  5.03
------------------------ ---------------------- ---------------------- --------------------- ----------------------
20                               57.38                  28.79                 14.42                  4.81
------------------------ ---------------------- ---------------------- --------------------- ----------------------

*Each monthly payment for the number of years elected, not to exceed 20 years.  Payments will begin on the Maturity Date.


                                                               TABLE 2


                                      MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Fixed Payment Plans.  Amount of each monthly installment shown is per $1,000 of net proceeds.  Amounts are based on Annuity 2000 Table and 1.5% interest.


                                                               Unisex
Age        of  Life Only    Life with   Life   with               Age of      Life Only    Life with   Life   with
Payee                       10 Year     20     Year               Payee                    10 Year     20     Year
                            Certain     Certain                                            Certain     Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           25         2.10        2.10         2.10                       63         4.10        4.04         3.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           26         2.12        2.12         2.12                       64         4.23        4.16         3.88
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           27         2.14        2.14         2.14                       65         4.36        4.28         3.95
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           28         2.17        2.16         2.16                       66         4.50        4.41         4.03
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           29         2.19        2.19         2.18                       67         4.66        4.54         4.11
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           30         2.21        2.21         2.21                       68         4.82        4.69         4.18
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           31         2.24        2.24         2.23                       69         5.00        4.84         4.25
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           32         2.27        2.27         2.26                       70         5.19        5.00         4.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           33         2.29        2.29         2.29                       71         5.39        5.16         4.38
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           34         2.32        2.32         2.32                       72         5.61        5.34         4.44
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           35         2.35        2.35         2.35                       73         5.85        5.52         4.50
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           36         2.38        2.38         2.38                       74         6.11        5.71         4.55
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           37         2.42        2.41         2.41                       75         6.38        5.90         4.59
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           38         2.45        2.45         2.44                       76         6.68        6.10         4.63
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           39         2.49        2.48         2.47                       77         7.01        6.31         4.67
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           40         2.52        2.52         2.51                       78         7.36        6.51         4.70
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           41         2.56        2.56         2.55                       79         7.74        6.72         4.72
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           42         2.60        2.60         2.58                       80         8.15        6.93         4.74
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           43         2.64        2.64         2.62                       81         8.60        7.13         4.76
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           44         2.69        2.68         2.66                       82         9.08        7.33         4.77
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           45         2.73        2.73         2.71                       83         9.61        7.51         4.78
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           46         2.78        2.77         2.75                       84        10.18        7.69         4.79
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           47         2.83        2.82         2.80                       85        10.79        7.85         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           48         2.88        2.88         2.84                       86        11.45        8.00         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           49         2.94        2.93         2.89                       87        12.15        8.14         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           50         3.00        2.99         2.95                       88        12.91        8.27         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           51         3.06        3.05         3.00                       89        13.71        8.38         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           52         3.12        3.11         3.05                       90        14.54        8.47         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           53         3.19        3.17         3.11                       91        15.42        8.56         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           54         3.26        3.24         3.17                       92        16.34        8.64         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           55         3.33        3.31         3.23                       93        17.29        8.70         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           56         3.41        3.39         3.30                       94        18.28        8.76         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           57         3.49        3.47         3.36                       95        19.32        8.81         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           58         3.58        3.55         3.43                       96        20.41        8.85         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           59         3.67        3.64         3.50                       97        21.59        8.88         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           60         3.77        3.73         3.58                       98        22.89        8.91         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           61         3.87        3.83         3.65                       99        24.34        8.93         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           62         3.99        3.93         3.72                      100        26.00        8.94         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------

                                                         TABLE 2 (continued)

                                      MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Fixed Payment Plans.  Amount of each monthly installment shown is per $1,000 of net proceeds.  Amounts are based on Annuity 2000 Table and 1.5% interest.


                                                               Female

Age        of  Life Only   Life   with  Life   with               Age of      Life Only    Life with   Life   with
Payee                      10     Year  20     Year               Payee                    10 Year     20     Year
                           Certain      Certain                                            Certain     Certain
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           25        2.10         2.10         2.10                       63         4.10        4.04         3.80
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           26        2.12         2.12         2.12                       64         4.23        4.16         3.88
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           27        2.14         2.14         2.14                       65         4.36        4.28         3.95
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           28        2.17         2.16         2.16                       66         4.50        4.41         4.03
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           29        2.19         2.19         2.18                       67         4.66        4.54         4.11
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           30        2.21         2.21         2.21                       68         4.82        4.69         4.18
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           31        2.24         2.24         2.23                       69         5.00        4.84         4.25
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           32        2.27         2.27         2.26                       70         5.19        5.00         4.32
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           33        2.29         2.29         2.29                       71         5.39        5.16         4.38
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           34        2.32         2.32         2.32                       72         5.61        5.34         4.44
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           35        2.35         2.35         2.35                       73         5.85        5.52         4.50
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           36        2.38         2.38         2.38                       74         6.11        5.71         4.55
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           37        2.42         2.41         2.41                       75         6.38        5.90         4.59
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           38        2.45         2.45         2.44                       76         6.68        6.10         4.63
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           39        2.49         2.48         2.47                       77         7.01        6.31         4.67
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           40        2.52         2.52         2.51                       78         7.36        6.51         4.70
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           41        2.56         2.56         2.55                       79         7.74        6.72         4.72
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           42        2.60         2.60         2.58                       80         8.15        6.93         4.74
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           43        2.64         2.64         2.62                       81         8.60        7.13         4.76
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           44        2.69         2.68         2.66                       82         9.08        7.33         4.77
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           45        2.73         2.73         2.71                       83         9.61        7.51         4.78
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           46        2.78         2.77         2.75                       84        10.18        7.69         4.79
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           47        2.83         2.82         2.80                       85        10.79        7.85         4.80
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           48        2.88         2.88         2.84                       86        11.45        8.00         4.80
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           49        2.94         2.93         2.89                       87        12.15        8.14         4.80
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           50        3.00         2.99         2.95                       88        12.91        8.27         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           51        3.06         3.05         3.00                       89        13.71        8.38         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           52        3.12         3.11         3.05                       90        14.54        8.47         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           53        3.19         3.17         3.11                       91        15.42        8.56         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           54        3.26         3.24         3.17                       92        16.34        8.64         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           55        3.33         3.31         3.23                       93        17.29        8.70         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           56        3.41         3.39         3.30                       94        18.28        8.76         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           57        3.49         3.47         3.36                       95        19.32        8.81         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           58        3.58         3.55         3.43                       96        20.41        8.85         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           59        3.67         3.64         3.50                       97        21.59        8.88         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           60        3.77         3.73         3.58                       98        22.89        8.91         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           61        3.87         3.83         3.65                       99        24.34        8.93         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           62        3.99         3.93         3.72                      100        26.00        8.94         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------


                                                         TABLE 2 (continued)

                                      MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Fixed Payment Plans.  Amount of each monthly installment shown is per $1,000 of net proceeds.  Amounts are based on Annuity 2000 Table and 1.5% interest.


                                                                Male

Age        of  Life Only    Life with   Life   with               Age of      Life Only    Life with   Life   with
Payee                       10 Year     20     Year               Payee                    10 Year     20     Year
                            Certain     Certain                                            Certain     Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           25         2.19        2.19         2.19                       63         4.54        4.42         4.00
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           26         2.22        2.22         2.21                       64         4.69        4.55         4.07
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           27         2.24        2.24         2.24                       65         4.85        4.68         4.13
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           28         2.27        2.27         2.26                       66         5.02        4.82         4.20
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           29         2.30        2.29         2.29                       67         5.20        4.97         4.26
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           30         2.32        2.32         2.32                       68         5.39        5.12         4.33
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           31         2.35        2.35         2.34                       69         5.59        5.28         4.38
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           32         2.38        2.38         2.37                       70         5.81        5.44         4.44
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           33         2.42        2.41         2.40                       71         6.05        5.61         4.49
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           34         2.45        2.45         2.44                       72         6.30        5.78         4.53
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           35         2.48        2.48         2.47                       73         6.56        5.96         4.58
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           36         2.52        2.52         2.50                       74         6.84        6.14         4.61
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           37         2.56        2.56         2.54                       75         7.15        6.32         4.65
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           38         2.60        2.60         2.58                       76         7.47         6.5         4.68
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           39         2.64        2.64         2.61                       77         7.82        6.68         4.70
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           40         2.68        2.68         2.65                       78         8.19        6.86         4.72
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           41         2.73        2.72         2.70                       79         8.58        7.04         4.74
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           42         2.78        2.77         2.74                       80         9.01        7.22         4.76
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           43         2.83        2.82         2.78                       81         9.46        7.39         4.77
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           44         2.88        2.87         2.83                       82         9.95        7.55         4.78
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           45         2.93        2.92         2.88                       83        10.46        7.71         4.79
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           46         2.99        2.97         2.93                       84        11.02        7.86         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           47         3.05        3.03         2.98                       85        11.61        7.99         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           48         3.11        3.09         3.03                       86        12.23        8.12         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           49         3.17        3.15         3.08                       87        12.90        8.24         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           50         3.24        3.22         3.14                       88        13.61        8.35         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           51         3.31        3.29         3.20                       89        14.36        8.44         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           52         3.38        3.36         3.26                       90        15.16        8.53         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           53         3.46        3.43         3.32                       91        16.01        8.61         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           54         3.54        3.51         3.38                       92        16.90        8.68         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           55         3.63        3.59         3.44                       93        17.85        8.74         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           56         3.72        3.68         3.51                       94        18.87        8.79         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           57         3.82        3.77         3.58                       95        19.96        8.83         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           58         3.92        3.86         3.65                       96        21.13        8.87         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           59         4.03        3.96         3.72                       97        22.41        8.90         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           60         4.14        4.07         3.79                       98        23.83        8.92         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           61         4.27        4.18         3.86                       99        25.44        8.94         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           62         4.40        4.30         3.93                      100        27.26        8.95         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------


                                                               TABLE 3



                                                  JOINT AND SURVIVOR INCOME FACTORS

We will furnish values for age combinations not shown in the table on request. They will be calculated on the same basis as those in this table.


Female Age                                                       Male Age
                            -----------------------------------------------------------------------------------
45                                 50            55            60            65            70

45                               2.50          2.57          2.62          2.66          2.69          2.71
50                               2.61          2.71          2.80          2.86          2.91          2.95
55                               2.70          2.84          2.97          3.09          3.17          3.23
60                               2.77          2.96          3.14          3.32          3.46          3.57
65                               2.83          3.05          3.29          3.54          3.77          3.97
70                               2.87          3.12          3.41          3.73          4.07          4.39

Installments shown are monthly and are for each $1,000 of net proceeds applied for Fixed Payment Plans. Based on Annuity 2000 Tables, and 1.5% interest, subject to change as described in the Payout Provisions Section.


                                                               TABLE 4

                                      MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS


Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans.  Amount of each monthly installment shown is per $1,000 of net proceeds.  Amounts are based on Annuity 2000 Table and 5% interest.



                                                               Unisex


   Age of       Life Only   Life with    Life with                Age of       Life Only   Life with    Life with
    Payee                   10 Year       20 Year                   Payee                  10 Year       20 Year
                             Certain      Certain                                           Certain      Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     25               4.34        4.34         4.34                   53             5.21        5.19         5.11
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     26               4.35        4.35         4.35                   54             5.28        5.25         5.15
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     27               4.36        4.36         4.37                   55             5.35        5.32         5.21
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     28               4.38        4.38         4.38                   56             5.42        5.39         5.26
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     29               4.40        4.40         4.40                   57             5.50        5.46         5.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     30               4.41        4.41         4.41                   58             5.58        5.53         5.37
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     31               4.43        4.43         4.43                   59             5.67        5.61         5.43
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     32               4.45        4.45         4.45                   60             5.76        5.70         5.49
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     33               4.47        4.47         4.47                   61             5.86        5.79         5.56
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     34               4.49        4.49         4.48                   62             5.97        5.89         5.62
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     35               4.51        4.51         4.51                   63             6.08        5.99         5.68
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     36               4.53        4.53         4.53                   64             6.20        6.10         5.75
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     37               4.56        4.56         4.55                   65             6.33        6.21         5.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     38               4.58        4.58         4.57                   66             6.47        6.33         5.88
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     39               4.61        4.61         4.60                   67             6.62        6.46         5.94
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     40               4.64        4.64         4.62                   68             6.79        6.60         6.00
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     41               4.67        4.67         4.65                   69             6.96        6.74         6.07
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     42               4.70        4.70         4.68                   70             7.15        6.89         6.12
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     43               4.74        4.74         4.71                   71             7.36        7.05         6.18
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     44               4.78        4.77         4.74                   72             7.58        7.21         6.23
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     45               4.81        4.81         4.78                   73             7.83        7.38         6.27
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     46               4.85        4.85         4.81                   74             8.09        7.56         6.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     47               4.90        4.89         4.85                   75             8.37        7.74         6.35
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     48               4.94        4.93         4.89                   76             8.68        7.93         6.39
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     49               4.99        4.98         4.93                   77             9.01        8.12         6.42
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     50               5.04        5.03         4.97                   78             9.37        8.32         6.44
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     51               5.10        5.08         5.01                   79             9.77        8.51         6.46
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     52               5.15        5.14         5.06                   80            10.19        8.70         6.48
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------

                                                         TABLE 4 (continued)

                                      MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS


Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans.  Amount of each monthly installment shown is per $1,000 of net proceeds.  Amounts are based on Annuity 2000 Table and 5% interest.



                                                               Female


   Age of       Life Only   Life with    Life with                Age of       Life Only   Life with    Life with
    Payee                   10 Year       20 Year                   Payee                  10 Year       20 Year
                             Certain      Certain                                           Certain      Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     25               4.34        4.34         4.34                   53             5.21        5.19         5.11
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     26               4.35        4.35         4.35                   54             5.28        5.25         5.15
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     27               4.36        4.36         4.37                   55             5.35        5.32         5.21
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     28               4.38        4.38         4.38                   56             5.42        5.39         5.26
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     29               4.40        4.40         4.40                   57             5.50        5.46         5.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     30               4.41        4.41         4.41                   58             5.58        5.53         5.37
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     31               4.43        4.43         4.43                   59             5.67        5.61         5.43
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     32               4.45        4.45         4.45                   60             5.76        5.70         5.49
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     33               4.47        4.47         4.47                   61             5.86        5.79         5.56
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     34               4.49        4.49         4.48                   62             5.97        5.89         5.62
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     35               4.51        4.51         4.51                   63             6.08        5.99         5.68
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     36               4.53        4.53         4.53                   64             6.20        6.10         5.75
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     37               4.56        4.56         4.55                   65             6.33        6.21         5.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     38               4.58        4.58         4.57                   66             6.47        6.33         5.88
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     39               4.61        4.61         4.60                   67             6.62        6.46         5.94
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     40               4.64        4.64         4.62                   68             6.79        6.60         6.00
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     41               4.67        4.67         4.65                   69             6.96        6.74         6.07
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     42               4.70        4.70         4.68                   70             7.15        6.89         6.12
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     43               4.74        4.74         4.71                   71             7.36        7.05         6.18
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     44               4.78        4.77         4.74                   72             7.58        7.21         6.23
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     45               4.81        4.81         4.78                   73             7.83        7.38         6.27
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     46               4.85        4.85         4.81                   74             8.09        7.56         6.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     47               4.90        4.89         4.85                   75             8.37        7.74         6.35
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     48               4.94        4.93         4.89                   76             8.68        7.93         6.39
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     49               4.99        4.98         4.93                   77             9.01        8.12         6.42
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     50               5.04        5.03         4.97                   78             9.37        8.32         6.44
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     51               5.10        5.08         5.01                   79             9.77        8.51         6.46
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     52               5.15        5.14         5.06                   80            10.19        8.70         6.48
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------


                                                         TABLE 4 (continued)

                                      MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS


Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans.  Amount of each monthly installment shown is per $1,000 of net proceeds.  Amounts are based on Annuity 2000 Table and 5% interest.



                                                                Male


   Age of       Life Only   Life with    Life with                Age of       Life Only   Life with    Life with
    Payee                   10 Year       20 Year                   Payee                  10 Year       20 Year
                             Certain      Certain                                           Certain      Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     25               4.41        4.41         4.41                   53             5.50        5.45         5.29
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     26               4.43        4.43         4.42                   54             5.58        5.52         5.34
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     27               4.45        4.45         4.44                   55             5.66        5.60         5.40
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     28               4.46        4.46         4.46                   56             5.75        5.68         5.45
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     29               4.48        4.48         4.48                   57             5.84        5.76         5.51
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     30               4.51        4.51         4.50                   58             5.94        5.85         5.57
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     31               4.53        4.53         4.52                   59             6.04        5.94         5.62
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     32               4.55        4.55         4.54                   60             6.16        6.04         5.68
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     33               4.57        4.57         4.56                   61             6.28        6.15         5.74
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     34               4.60        4.60         4.58                   62             6.41        6.26         5.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     35               4.63        4.63         4.61                   63             6.55        6.37         5.86
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     36               4.66        4.66         4.63                   64             6.70        6.50         5.92
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     37               4.69        4.69         4.66                   65             6.86        6.62         5.97
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     38               4.72        4.72         4.69                   66             7.03        6.76         6.03
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     39               4.76        4.75         4.72                   67             7.22        6.89         6.08
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     40               4.79        4.79         4.75                   68             7.42        7.04         6.13
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     41               4.83        4.83         4.78                   69             7.63        7.18         6.18
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     42               4.88        4.87         4.82                   70             7.85        7.34         6.22
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     43               4.92        4.91         4.85                   71             8.09        7.49         6.27
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     44               4.96        4.95         4.89                   72             8.34        7.65         6.30
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     45               5.01        5.00         4.93                   73             8.61        7.82         6.34
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     46               5.06        5.04         4.97                   74             8.91        7.98         6.37
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     47               5.12        5.09         5.01                   75             9.22        8.15         6.40
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     48               5.17        5.15         5.05                   76             9.55        8.32         6.42
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     49               5.23        5.20         5.10                   77             9.90        8.48         6.45
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     50               5.29        5.26         5.14                   78            10.29        8.65         6.46
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     51               5.36        5.32         5.19                   79            10.69        8.81         6.48
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     52               5.43        5.38         5.24                   80            11.13        8.97         6.49
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------

                   Annuity Payments Starting On Maturity Date
                   Death Benefit Payable Before Maturity Date
                 Non-Participating - Not Eligible For Dividends

          ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES WILL
           REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,
                  WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

POWER OF ATTORNEY

The undersigned directors and officers of Midland National Life Insurance Company, an Iowa corporation (the "Company"), hereby constitute and appoint Stephen P. Horvat Jr., and Therese M. Michels, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and him or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.


IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this _____day of ________________ 2003.

SIGNATURE                 DATE                   SIGNATURE              DATE

/s/                       1/8/03                 /s/                    1/7/03
------------------------- ------                 ---------------------- ------
Michael M. Masterson                             John J. Craig II



/s/                       1/7/03                 /s/                    1/7/03
------------------------- ------                 ---------------------- ------
Steven C. Palmitier                              Donald J. Iverson



/s/                       1/7/03                 /s/                    1/7/03
------------------------- ------                 ---------------------- ------
Stephen P. Horvat, Jr.                           Thomas M. Meyer



/s/                       1/8/03
------------------------- ------
Robert W. Korba